   As filed with the Securities and Exchange Commission on September 21, 1998

                                                           Registration No. 333-
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               -------------------


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
             (Exact name of registrant as specified in its charter)


               Delaware                                        87-0418807
   -------------------------------                    --------------------------
   (State or other jurisdiction of                          (I.R.S. Employer
    incorporation or organization)                       Identification Number)


                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                              103 Springer Building
                              3411 Silverside Road
                           Wilmington, Delaware 19810
                                 (302) 478-6160
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ANTHONY J. SANTILLI, JR.
                  Chairman, President, Chief Executive Officer,
                      Chief Operating Officer and Director
                   American Business Financial Services, Inc.
                            Balapointe Office Center
                           111 Presidential Boulevard
                              Bala Cynwyd, PA 19004
                                 (610) 668-2440
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies to:

                            JANE K. STORERO, ESQUIRE
                        Blank Rome Comisky & McCauley LLP
                                One Logan Square
                      Philadelphia, Pennsylvania 19103-6998
                                 (215) 569-5500

           Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

           If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [ ]

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective registration statement filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If this Form is a post-effective registration statement filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

           If delivery of the prospectus is expected to be made pursuant to Rule 434 please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===========================================================================================================================
                                                           Proposed Maximum
                                           Amount         Offering Price Per         Proposed
        Title of each class of              to be            Subordinated            Maximum              Amount of
      Securities to be registered        Registered          Debenture(1)         Offering Price      Registration fee
---------------------------------------------------------------------------------------------------------------------------
Subordinated Debentures...............  $250,000,000             $1,000            $250,000,000            $73,750
===========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION OR ANY APPLICABLE STATE SECURITIES COMMISSION BECOMES EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 Subject to Completion, Dated September 18, 1998

              [LOGO] AMERICAN BUSINESS FINANCIAL SERVICES, INC.
                        $250,000,000 of Debt Securities
         The following terms apply to the subordinated investment notes and the adjustable-rate, subordinated money market debt securities we are offering. For a more detailed description of the terms of the securities offered, see "Highlights of Terms of the Debt Securities," Prospectus Summary --Description of Securities Offered" and "Description of the Debt Securities Offered and the Indenture."

--------------------------------------------------------------------------------------------------------------------------
                                     Terms of Debt Securities Offered
--------------------------------------------------------------------------------------------------------------------------
                                              Investment Notes                            Money Market Notes
--------------------------------------------------------------------------------------------------------------------------
Minimum Initial Purchase..........                 $1,000                                       $1,000
--------------------------------------------------------------------------------------------------------------------------
Annual Interest Rate..............Fixed upon issuance based upon the term    Adjustable by the Company upon notice,
                                  length chosen.                             but not less than 4.0% per year.  No interest
                                                                             on balances of less than $1,000.
--------------------------------------------------------------------------------------------------------------------------
Payment of Interest...............Periodic cash payments.                    Interest paid in the form of additional
                                  securities.
--------------------------------------------------------------------------------------------------------------------------
Redemption by Holder..............Upon death or total disability for         Redemptions of $500 or greater permitted
                                  securities with maturities greater than    upon 10 business days written notice to the
                                  one year.                                  Company.
--------------------------------------------------------------------------------------------------------------------------
Redemption by Company.............Not redeemable.                            Redeemable upon 30 days written notice.
--------------------------------------------------------------------------------------------------------------------------
Maturity..........................Three months to 120 months.                No fixed maturity.
--------------------------------------------------------------------------------------------------------------------------
Transferability...................Upon prior written consent of the          Upon prior written consent of the
                                  Company.                                   Company.
---------------------------------------------------------------------------- --------------------------------------------

         We will receive approximately $243.8 million of the proceeds from the sale of the Notes after paying expenses which we estimate to be $6.2 million. We do not intend to utilize the services of registered broker-dealers to assist with the sale of the Notes at this time. If we elect to use broker-dealers on a best efforts basis in connection with future sales of the Notes, it is anticipated that commissions of up to 10% of the sales price will be paid to such brokers and we may agree to reimburse brokers for certain costs and expenses. If brokers are utilized, expenses of the Offering will increase and the proceeds we receive will be less than currently stated.

         We will provide the interest rates currently being offered on the debt securities in a supplement to this Prospectus. You should read this Prospectus and the supplement carefully before you invest.

         We are not subject to state or federal statutes or regulations applicable to banks and/or savings and loan associations with regard to insurance, the maintenance of reserves, the quality or condition of our assets or other matters. These debt securities are not certificates of deposit. The payment of principal and interest on these debt securities is not guaranteed by any governmental or private insurance fund or any other entity. Our revenues from operations, including the securitization or sale of loans from our portfolio, our working capital, and cash generated from additional debt financing represent our sources of funds for the repayment of principal at maturity and the ongoing payment of interest on these debt securities. Further, we do not contribute funds to a separate account called a sinking fund to repay the debt represented by these securities upon maturity.

         There is no public trading market for these debt securities. Due to the non-negotiable nature of these debt securities, it is unlikely that an active trading market will develop.

         An investment in these securities involves certain risks. These securities are unsecured obligations which are subordinated to our senior debt. You should consider carefully the risk factors and the other information set forth in this prospectus before you decide to purchase these securities. See "Risk Factors" on page 12 for information that should be considered by prospective purchasers of these securities.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed on the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.
                   -----------------------------------------
               The date of this Prospectus is ___________, 1998

                                    TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               -----
Information Regarding this Prospectus.............................................................................1
Highlights of Terms of the Debt Securities Offered................................................................2
Prospectus Summary................................................................................................3
Risk Factors ....................................................................................................12
The Company......................................................................................................22
Use of Proceeds..................................................................................................22
Description of the Debt Securities Offered and the Indenture.....................................................23
Selected Consolidated Financial Data.............................................................................34
Management's Discussion and Analysis of
         Financial Condition and Results of Operations...........................................................36
Business.........................................................................................................57
Where You Can Find More Information..............................................................................75
Management.......................................................................................................77
Principal Stockholders...........................................................................................80
Market for Common Stock and Related Stockholder Matters..........................................................82
Plan of Distribution.............................................................................................83
Legal Matters....................................................................................................83
Experts..........................................................................................................83
Index to Consolidated Financial Statements......................................................................F-1

                     INFORMATION REGARDING THIS PROSPECTUS

         We wrote this Prospectus using the Securities and Exchange Commission's ("SEC's") "Plain English" rule. This rule requires that we write without the "legalese" typically found in most documents filed with the SEC in order to provide you with a more meaningful and understandable document. Although the tone and wording may differ from what you are familiar with, we are not alone in adopting this progressive approach prior to the effective date of such rule. Other well-known companies have started preparing their documents using the Plain English rule. We voluntarily followed the Plain English initiative because we are very committed to providing you with useful and understandable information.


                                  HIGHLIGHTS OF TERMS OF THE DEBT SECURITIES OFFERED
-----------------------------------------------------------------------------------------------------------------------
                                Investment Notes                              Money Market Notes
-----------------------------------------------------------------------------------------------------------------------
Types of Security Offered       Unsecured, subordinated, fixed term note.     Unsecured,  adjustable rate, subordinated
                                                                              debt security.
-----------------------------------------------------------------------------------------------------------------------
Denomination of Initial         Minimum  purchase:  $1,000  per  security     Minimum  purchase:  $1,000  per  security
Purchase and Additional         or any amount in excess thereof.              or any amount in excess thereof.
Purchases
-----------------------------------------------------------------------------------------------------------------------
Annual Interest Rate            Fixed  upon  issuance.  You may  choose a     The  interest  rate paid will be adjusted
                                term   length  and  the   interest   rate     by  us  from  time-to-time  in  our  sole
                                applicable   to  such  security  will  be     discretion  provided that such rate shall
                                based upon the term length chosen.            not be less than  4.0% per year.  Holders
                                                                              will be  notified  in writing at least 14
                                                                              days  prior  to  any   decrease   in  the
                                                                              interest  rate to be  paid.  No  interest
                                                                              will be paid  for  any day on  which  the
                                                                              principal balance is below $1,000.
-----------------------------------------------------------------------------------------------------------------------
Payment of Interest             Interest   on   Investment   Notes   with     Interest  will be  compounded  daily  and
                                maturities  of less than one year will be     credited  monthly  at  the  end  of  each
                                compounded  daily  and paid at  maturity.     month.   No  checks  will  be  issued  in
                                Interest   on   Investment   Notes   with     payment  of  interest.  Accrued  interest
                                maturities  of one year or  greater  will     will  be  added  to   principal  in  each
                                be compounded  daily and, at the election     account   in  the   form  of   additional
                                of  the   holder,   paid   at   maturity,     securities.
                                monthly,   quarterly,   semi-annually  or
                                annually.
-----------------------------------------------------------------------------------------------------------------------
Redemption by Holder            Investment  Notes with maturities of less     May  be   redeemed  by  the  holder  upon
                                than one year  are not  redeemable  prior     written  notice to us with  payment to be
                                to   maturity.   Investment   Notes  with     made  within  10  business  days  of  our
                                maturities  of one year or greater may be     receipt of such  notice  from the holder.
                                redeemed by the holder following  his/her     Redemptions   must  be  at  least   $500,
                                Total   Permanent   Disability,   or   by     except  for   redemptions   to  close  an
                                his/her   estate  after  death,   at  the     account.
                                principal  amount plus accrued  interest.
                                Otherwise,  the holder will have no right
                                to cause  redemption  prior  to  maturity
                                (for joint holders,  see  "Description of
                                the  Debt  Securities   Offered  and  the
                                Indenture--Provisions      Related      to
                                Investment Notes).
-----------------------------------------------------------------------------------------------------------------------
Redemption by Company           Not redeemable until maturity.                Redeemable  upon 30 days  written  notice
                                                                              to the holder.
-----------------------------------------------------------------------------------------------------------------------
Form/Transferability            In    fully     registered    form    and     In  book-entry  form and  non-negotiable.
                                non-negotiable.      Not     transferable     (A monthly statement will be issued,  not
                                without our prior written consent.            an  individual   promissory   note.)  Not
                                                                              transferable  without  our prior  written
                                                                              consent.
-----------------------------------------------------------------------------------------------------------------------
Maturity                        Investment  Notes are offered  with terms     No fixed maturity.
                                to maturity of three to 120 months.
-----------------------------------------------------------------------------------------------------------------------
Automatic Extension             If we do not  notify  the  holder  of our     Not applicable.
                                intention  to repay the  Investment  Note
                                at least  seven days prior to maturity or
                                if  not  redeemed  by the  holder  within
                                seven days after its maturity  date,  the
                                Investment    Note   will   be   extended
                                automatically  for a period  equal to the
                                original  term.  Investment  Notes  to be
                                extended  will  be  extended  at a  fixed
                                rate   equal  to  the  rate  then   being
                                offered on newly issued  Investment Notes
                                of like tenor,  term and  denomination at
                                their respective maturity dates.
-----------------------------------------------------------------------------------------------------------------------
Periodic Statements             Quarterly    statements   detailing   the     Monthly statements  detailing the current
                                current  balance and  interest  rate paid     balance  and  interest  rate paid on each
                                on  each  note  will  be  mailed  to each     account  will be mailed to each holder no
                                holder no later  than the tenth  business     later   than  the  tenth   business   day
                                day  following  the end of each  calendar     following each month end.
                                quarter.

                              PROSPECTUS SUMMARY

         This summary highlights some information from this Prospectus. It may not contain all of the information that is important to you. To understand the Offering fully, you should read the entire Prospectus carefully, including the "Risk Factors" and the Consolidated Financial Statements and Notes thereto before you decide to purchase these securities. References in this Prospectus to "ABFS," "the Company," "we," "us," and "our" refer to American Business Financial Services, Inc. and its subsidiaries.

General

         We are a financial services company operating primarily in the eastern region of the United States. We originate, sell and service loans to businesses secured by real estate and other business assets ("Business Purpose Loans"), non-conforming mortgage loans typically to credit-impaired borrowers, secured by first and second mortgages on single-family residences ("Home Equity Loans") and conforming and jumbo loans secured by first mortgages on one-to four-unit residential properties ("First Mortgage Loans"). We also originate small ticket leases (generally $5,000 to $250,000) and, to a lesser extent, middle market leases (generally $250,001 to $1.0 million) for the acquisition of business equipment ("Equipment Leases").

         Our customers currently consist primarily of two groups. The first category of customers includes credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations that have historically provided loans only to individuals with favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit characteristics and/or unverifiable income and respond favorably to our marketing efforts. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but elect to utilize our products and services. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, both categories of customers have been willing to pay our origination fees and interest rates which are generally higher than those charged by traditional lending sources. We also market First Mortgage Loans to borrowers with favorable credit histories. The Company's lease customers are typically small businesses or proprietorships with less than 100 employees with favorable credit histories.

Business Purpose Loans

         We currently originate Business Purpose Loans in approximately nine states in the eastern region of the United States through a retail network of salespeople. We focus our marketing efforts on small businesses who do not meet all of the credit criteria of commercial banks and small businesses that our research indicates are predisposed to using our products and services.

         The Business Purpose Loans we originate are secured by real estate. In substantially all cases, we receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available. Our Business Purpose Loans are generally originated with fixed rates and typically have origination fees of 5.0% to 6.0%. Business Purpose Loans typically have significant prepayment fees which we believe tend to extend the average life of such loans and make these loans more attractive products to securitize. We originated $52.3 million of Business Purpose Loans for the year ended June 30, 1998. See "Business -- Lending and Leasing Activities -- Business Purpose Lending."

Home Equity Loans

         We entered the Home Equity Loan market in 1991. We originate Home Equity Loans primarily to credit-impaired borrowers through retail marketing which includes telemarketing operations, direct mail, radio and television advertisements. We currently originate Home Equity Loans in the eastern region of the United States as well as in Illinois, Ohio, Indiana, Kentucky, Missouri, Mississippi, Michigan and Tennessee. We originated $328.1 million of Home Equity Loans during the year ended June 30, 1998.

         In fiscal 1996, we entered into exclusive business arrangements with several financial institutions pursuant to which we will purchase Home Equity Loans that do not meet the underwriting guidelines of the selling institution but meet our underwriting criteria (the "Bank Alliance Program"). We believe that the Bank Alliance Program is a unique method of increasing our production of Home Equity Loans to credit-impaired borrowers. We intend to expand our Bank Alliance Program with financial institutions across the United States. See "Business -- Lending and Leasing Activities -- Home Equity Lending."

First Mortgage Lending

         We began offering First Mortgage Loans in October 1997 in connection with our acquisition of New Jersey Mortgage and Investment Corp. ("NJMIC"). NJMIC has been originating mortgage loans since 1939. We originate First Mortgage Loans for sale in the secondary market with servicing released. Our first mortgage lending market area includes 29 states. We originated $33.7 million of First Mortgage Loans during the year ended June 30, 1998. See "Lending and Leasing Activities -- First Mortgage Lending."

Equipment Leases

         We began offering Equipment Leases in December 1994 to complement our business purpose lending program. We originate leases throughout the United States. We believe that cross-selling opportunities exist for offering lease products to Business Purpose Loan customers and offering Business Purpose Loans to lease customers. We originated $70.5 million of Equipment Leases during the year ended June 30, 1998. In the past, we held leases in our portfolio to generate income. In fiscal 1998, we began securitizing our Equipment Lease portfolio. We intend to continue to securitize our lease portfolio subject to economic and market conditions. See "Business -- Lending and Leasing Activities -- Leasing Activities."

Securitization of Loans and the Subordinated Debt Program

         The ongoing securitization of loans and leases is a central part of our current business strategy. A securitization involves the transfer of our loans or leases to a trust in exchange for certificates or securities issued by the trust. A portion of such certificates are then sold to investors. Through June 30, 1998, we had securitized an aggregate of $545.9 million of loans and leases, consisting of $129.4 million of Business Purpose Loans, and $356.8 million of Home Equity Loans. In addition, during fiscal 1998, we securitized $59.7 million of Equipment Leases. We retain the servicing rights on all securitized loans and leases. See "Business --Securitizations."

         We intend to continue to utilize funds generated from the securitization of loans and leases as well as the sale of subordinated debt to increase our loan and lease originations and to expand into new geographic markets, with an initial focus on the continued expansion in the southeastern and midwestern regions of the United States.

         In addition to securitizations, we fund our operations with subordinated debt that we market directly to individuals from our principal operating office located in Pennsylvania and branch offices located in Florida and Arizona. At June 30, 1998, we had $105.5 million in subordinated debt outstanding which was sold through public offerings. Such debt had a weighted average coupon of 9.35% and a weighted average maturity of 22.7 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources."

Principal Offices

         Our principal executive office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at such address is (302) 478-6160. Our principal operating office is located at Bala Pointe Office Centre, 111 Presidential Boulevard, Bala Cynwyd, PA 19004. The telephone number at such address is (610) 668-2440.

                      Summary Consolidated Financial Data

         Our consolidated financial information set forth below should be read in conjunction with the more detailed Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                                                             Year Ended June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
Statement of Income Data:                                       (Dollars in Thousands, except per share data)

Revenues:
   Gain on sale of loans...................................       $41,316 $ 20,04    $ 8,721    $  1,35   $   110
   Interest and fees.......................................        17,386   5,583      3,244      4,058     2,367
   Other...................................................         2,285     856        129        143       156
                                                                 --------  ------    -------    -------   -------
Total revenue..............................................        60,987  26,482     12,094      5,551     2,633
Total expenses.............................................        43,097  17,480      8,974      4,657     2,299
                                                                 --------  ------    -------    -------   -------
Operating income before income taxes and cumulative effect
of accounting change.......................................        17,890   9,002      3,121        894       334
Income before cumulative effect  accounting change.........        11,454   5,940      2,319        581       137
Cumulative effect of accounting change on prior years......           ---    --         --         --         (52)
Income taxes...............................................         6,436   3,062        802        313       197
                                                                 --------  ------    -------    -------   -------
Net income.................................................       $11,454  $5,940    $ 2,319     $  581    $   85
                                                                 ========  ======    =======    =======   =======
Per Common Share Data(1):
   Income before cumulative effect of accounting change....       $  3.26  $ 2.13    $  1.01     $  .27    $  .04
   Net income .............................................          3.13    2.04       1.01        .27       .04
   Cash dividends declared.................................           .06     .06       0.03         --        --

                                                                                      June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
                                                                                   (In Thousands)

Balance Sheet Data:
Cash and cash equivalents..................................   $  4,486 $  5,014   $  5,345   $  4,734   $    83
Loan and lease receivables, net available for sale.........     62,382   35,712     18,003      8,669     3,181
   Other...................................................      4,097    1,144        534        328     5,538
Total assets...............................................    226,551  103,989     46,894     22,175    12,284
Subordinated debt .........................................    115,182   56,486     33,620     17,800     7,171
Total liabilities..........................................    183,809   73,077     42,503     20,031    10,721
Stockholders' equity.......................................     42,742   30,912      4,392      2,143     1,562



--------
(1) Per share information for fiscal year 1994 has been restated to reflect the 3 for 2 stock split effected on November 1, 1995.



                                                            -----------------------------------------------------
                                                                             Year Ended June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
Other Data:                                                                (Dollars in Thousands)

Originations:
   Business Purpose Loans..................................   $  52,335 $  38,721   $ 28,872   $ 18,170  $ 11,793
   Home Equity Loans.......................................     328,089    91,819     36,479     16,963    22,231
   First Mortgage Loans....................................      33,671
   Equipment Leases .......................................      70,480     8,004      5,967      2,220        --
Loans and Leases sold:
   Securitizations.........................................     384,700   115,000     36,506      9,777        --
   Other...................................................      51,594     3,817     19,438     31,948    30,562
Total loan and lease portfolio serviced....................     559,398   176,651     59,891     17,774     8,407
Average loan/lease size:
   Business Purpose Loans..................................          83        78         78         71        57
   Home Equity Loans.......................................          62        51         47         46        51
   First Mortgage Loans....................................         154
   Equipment Leases........................................          21        11         11         12        --
Weighted average interest rate on loans and leases
 originated:
   Business Purpose Loans ................................        15.96%    15.91%     15.83%     16.05%    16.03%
   Home Equity Loans.......................................       11.95     11.69       9.94      12.68      8.65
   First Mortgage Loans....................................        8.22        --         --         --        --
   Equipment Leases........................................       12.19     15.48      17.22      15.85        --

                                                                         At or For the Year Ended June 30,
                                                              -----------------------------------------------------
                                                                  1998       1997       1996       1995      1994
                                                              ----------- --------- ---------- ---------- ---------
Financial Ratios:
Return on average assets .................................         6.93%     7.87%      6.71%      3.37%     0.87%
Return on average equity .................................        31.10     33.65      70.96      31.36      5.58
Total delinquencies as a percentage of total portfolio
   serviced, at end of period (1).........................         3.01      2.15       2.30       3.84      6.85
Allowance for credit losses to total portfolio serviced,
   at end of period.......................................         1.00      1.00       1.18        .87       .93
Real estate owned as a percentage of total portfolio
   serviced, at end of period.............................          .16       .34       1.01       4.29      2.63
Loan and lease losses as a percentage of the average total
   portfolio serviced during the period...................          .18       .08        .33        .66       .15
Pre-tax income as a percentage of total revenues..........        29.33     33.99      25.81      16.11     12.69
Ratio of earnings to  fixed changes.......................         1.77      1.98       1.40       1.35      1.16

----------------
(1) Total delinquencies includes loans and leases delinquent over 30 days, exclusive of real estate owned.

                    Description of Debt Securities Offered

         General. We are offering up to $250.0 million of subordinated investment notes ("Investment Notes) and the adjustable rate subordinated money market debt securities ("Money Market Notes") (collectively, the "Notes")which represent debt obligations of our Company. The Notes will be issued pursuant to an Indenture of Trust between us and First Trust National Association, a national banking association as trustee (the "Indenture"). The Notes are not insured, guaranteed or secured by any lien on any of our assets. We do not intend to contribute funds to a separate fund (i.e., a sinking fund) on a regular basis to provide funds to repay the Notes upon maturity. See "Risk Factors -- Absence of Sinking Fund/No Security."

         The Notes will be second in right of repayment (i.e., subordinated) to all of our Senior Debt. As of June 30, 1998, there was $26.5 million of Senior Debt outstanding. There is no limitation on the amount of Senior Debt we may incur. Senior Debt is any indebtedness (whether outstanding on the date hereof or hereafter created) incurred in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, other institutional lender or other entity which lends funds in connection with its primary business activities, whether or not such indebtedness is specifically designated as being "Senior Debt." In addition, any indebtedness of our subsidiaries, other than the Senior Debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the Notes. Such debt totaled $6.5 million as of June 30, 1998. Our indebtedness, other than the Senior Debt, will have rights upon liquidation or dissolution which ranks equally in right of payment to the Notes offered hereby. As of June 30, 1998, we had $105.5 million of indebtedness which ranks equally in right of payment with the Notes. See "Description of the Debt Securities Offered and the Indenture -- Provisions Related to All Securities."

         We may reject your subscription in whole or in part, for any reason. Subscriptions will be irrevocable upon acceptance by us. If your subscription is not accepted by us, your subscription funds will be promptly refunded to you without deduction of any costs and without interest. We expect that such subscriptions will be refunded within 48 hours after we have received the subscription. No minimum amount of Notes must be sold in the Offering. We may withdraw or cancel the Offering at any time. In the event of such withdrawal or cancellation, the Notes previously sold will remain outstanding until maturity and pending subscriptions will be irrevocable. See "Plan of Distribution."

         These securities are not secured by any of our assets and are second in right of payment to our Senior Debt. We are not subject to state or federal statutes or regulations applicable to commercial banks and/or savings and loan associations with regard to insurance, the maintenance of reserves, the quality or condition of our assets or other matters. These securities are not certificates of deposit. Payment of principal and interest on these securities is not guaranteed by any governmental or private insurance fund or other entity. Our revenues from operations, including the securitization or sale of loans or leases from our portfolio, our working capital and cash generated from additional debt financing represent our sources of funds for the repayment of principal, at maturity, and the ongoing payment of interest on these securities.

         Investment Notes. The Investment Notes are offered in minimum denominations of $1,000 and any amount in excess thereof. The Investment Notes are offered at fixed maturities ranging from three to 120 months. The term of each Investment Note is established at the time of purchase. The interest rate paid on the Investment Notes will change based upon the maturity you select.

         The Investment Notes will be issued in fully registered form which means each purchaser will receive a promissory note evidencing our repayment obligation. The Investment Notes are not transferable to any person or entity without our prior written consent. We reserve the right, in our reasonable discretion, to withhold such consent for various reasons, including but not limited to our determination that such transfer might result in a violation of any state or federal securities or other applicable law. We may also require a signature guarantee in connection with such transfer.

         The term of the Investment Notes may, with our consent, be extended in accordance with the procedure set forth below. We will provide notice to the holder of an Investment Note regarding the upcoming maturity date. The holder may request repayment for a period of up to seven days after the maturity date of the Investment Note. As a courtesy, we provide a request for repayment form with such notice. (Use of such form by a holder is not a condition of repayment.) Requests for repayment may also be made to us by letter. If the holder does not request repayment, the Investment Note will be extended for an identical term. If we intend to repay the Investment Note and to not permit the holder to extend the term we will notify the holder of our intention at least seven days prior to the expiration of the applicable term. Any Investment Notes which are so extended will be extended at the interest rate then being offered by us for newly issued Investment Notes of like term and denomination.

         We will mail holders of the Investment Notes a quarterly statement which will indicate the holder's current balance and interest paid. These statements will be mailed to holders of the Investment Notes no later than the tenth business day following each calendar quarter. We will also provide the Trustee with quarterly reports regarding the Investment Notes. These quarterly reports will contain the information requested by the Trustee such as the outstanding balance and interest rate paid on the Investment Notes during the preceding quarterly period. See "Highlights of Terms of the Debt Securities Offered" on page 2 hereof.

         Money Market Notes. The Money Market Notes are offered in minimum denominations of $1,000 and any amount in excess thereof. The Money Market Notes have no stated maturity and are redeemable in minimum amounts of $500 (or in lesser amounts to close an account) at the option of the holder upon written notice to us. The payment due upon redemption shall be made within 10 business days of our receipt of such notice from the holder. The Money Market Notes may also be redeemed by us at any time upon thirty days written notice to the holder.

         Purchasers of Money Market Notes will not receive a promissory note to document our repayment obligations. Only in certain limited circumstances described herein will a certificate or note representing the securities be issued to any holder. Instead, we will maintain a record of each holder's interest in the security through the establishment and maintenance of an account for each purchaser of such security. Upon subscription, a transaction statement reflecting ownership will be issued to each purchaser upon our acceptance of the purchaser's subscription. Such statement is not a negotiable instrument, and no rights of ownership in a Money Market Note may be transferred by the endorsement and delivery of such statement to a purchaser. The Money Market Notes are not transferable to any other person or entity without our prior written consent. We reserve the right, in our reasonable discretion, to withhold such consent for various reasons, including but not limited to our determination that such transfer might result in a violation of any state or federal securities or other applicable law. We may require a signature guarantee in connection with such transfer. Upon transfer of this security, we will provide the transferee of the security with a transaction statement which will evidence the transfer of the ownership of the account on our records. We shall provide the Trustee with information regarding the establishment of new accounts and transfers of existing accounts on a bi-weekly basis.

         The interest rate paid on the Money Market Notes will be adjusted by us from time- to-time in our sole discretion provided that such rate shall not be less than 4.0% per year. We will provide written notice to all holders of the Money Market Notes at least 14 days prior to any decrease in the interest rate to be paid thereon, which notice shall set forth the new interest rate to be paid and the effective date of such change. We reserve the right to increase the interest rate paid on the Money Market Notes at any time without prior notice to the holders of the Money Market Notes. Interest on the Money Market Notes will be compounded daily and credited monthly on the last day of each calendar month. Instead of paying interest by check, accrued interest will be paid in the form of additional Money Market Notes. No interest will be paid on the Money Market Notes for any day during which the principal balance of an account is less than $1,000.

         We will mail holders of the Money Market Notes a monthly statement which will indicate the holder's current balance (including interest credited and withdrawals made) and interest rate paid on the securities during the preceding calendar month. These statements will be mailed to holders of the securities no later than the tenth business day following each month end. We will provide the Trustee with quarterly reports regarding Money Market Notes. These quarterly reports will contain the information requested by the Trustee such as the outstanding balance, interest credited, withdrawals made and interest rate paid on the accounts during the preceding quarterly period. See "Highlights of Terms of the Debt Securities Offered" on page 2 hereof.

Use of Proceeds

         We intend to utilize the net proceeds resulting from the sale of the Notes for our general corporate purposes, including financing the future growth of our loan and lease portfolios, the repayment of our outstanding debt and possible unspecified acquisitions of related businesses or assets (although none are currently contemplated). No specific allocation of such proceeds has been determined as of the date of this Prospectus. See "Use of Proceeds."

                                 RISK FACTORS

         Before you invest in our Notes, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information included in this prospectus and the supplement provided to you with this prospectus before you decide to purchase any securities offered hereby.

         Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking language such as "will likely result," "may," "are expected to," "is anticipated," "estimate," "projected," "intends to" or other similar words. Such statements are subject to certain risks and uncertainties, including but not limited to absence of insurance of the Notes, subordination of debt represented by the Notes, absence of a sinking fund for the repayment of the Notes, credit risk related to our borrowers, increase in non-performing assets, market conditions and real estate values in our primary lending area, lack of a public market for the Notes, competition, factors affecting our ability to implement our growth strategy, our dependence on debt financing to fund our operations, dependence on securitizations and fluctuations in operating results, our ability to sustain levels of growth, geographic concentration of our loans, risks associated with leasing activities, contingent risks, state and federal regulation and licensing requirements applicable to our lending activities, risks associated with Year 2000 compliance and environmental concerns that could cause our actual results to differ materially from historical earnings and those presently anticipated or projected. When considering such forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. You should not place undue reliance on any forward-looking statement which speaks only as of the date made.

Absence of Insurance and Regulation

         No governmental or private agency insures the Notes which represent our debt obligations to purchasers of such notes. Consequently, an investment in our Notes is not insured against loss and the purchaser is dependent solely upon our earnings, proceeds from the sale or securitization of loans and leases from our portfolio, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt and institutional lines of credit for repayment of principal at maturity and the ongoing payment of interest on the Notes. In addition, no public or private entity guarantees the Notes or provides for the repayment if we do not have sufficient funds to make principal and interest payments. Finally, since we are not a commercial bank, savings bank or thrift institution, we are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Thus, our operations are not subject to the stringent regulatory requirements imposed upon the operations of such entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business" and "Management's Discussion and Analysis of Financial Condition, and Results of Operations."

Subordination of Debt Represented by the Notes

         The Notes will be second in right of repayment (i.e., subordinated) to all of our Senior Debt. As of June 30, 1998, there was $26.5 million of Senior Debt outstanding. There is no limitation on the amount of Senior Debt we can incur. Senior Debt is any indebtedness incurred in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether or not such indebtedness is specifically designated as being "Senior Debt." If we were to become insolvent, such Senior Debt would have a priority of right to repayment in connection with our liquidation. In addition, any indebtedness of our subsidiaries, other than the Senior Debt, will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the Notes. As of June 30, 1998, such debt totaled $6.5 million. As a result, there is no guarantee of repayment of the Notes upon our liquidation. See "Description of the Debt Securities Offered and the Indenture -- Provisions Related to All Securities."

Absence of Sinking Fund/No Security

         The Notes are not secured by any of our assets. In addition, the Company does not contribute funds on a regular basis to a separate account called a sinking fund to repay the Notes upon maturity. Since no funds are set aside periodically for the repayment of the Notes over their term, holders of the Notes must rely on our revenues from operations and other sources for repayment. See "Absence of Insurance and Regulation" and "Description of the Debt Securities Offered and the Indenture -- General."

Limited Liquidity -- Lack of Trading Market

         The Notes are our non-negotiable debt obligations which means the Notes are not transferable without our prior written consent. In addition, there is no established trading market for the Notes. Due to the non-negotiable nature of the Notes and the lack of a market for the sale of the Notes, even if we permitted a transfer, investors may be unable to liquidate their investment. See "Description of the Debt Securities Offered and the Indenture."

Decline in Collateral Value May Adversely Affect Loan-to-Value Ratios

         Our business may be adversely affected by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, there can be no assurance that the market value of the real estate underlying such loans will at any time be equal to or in excess of the outstanding principal amount of such loans. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Credit-Impaired Borrowers May Result in Increased Delinquency and Loss Rates/Increase in Non-Performing Assets and Allowance for Losses

         We market loans, in part, to borrowers who, for one reason or another, are not able, or do not wish, to obtain financing from traditional sources, such as commercial banks. Loans made to such borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who utilize traditional financing sources. As a result, we may experience higher delinquency rates and losses in the event of adverse economic conditions than those experienced by traditional lenders. At June 30, 1998, total delinquent loans as a percentage of our total portfolio serviced was 3.11% as compared to 2.26% at June 30, 1997. While we utilize underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to such borrowers, no assurance can be given that such standards or procedures will offer adequate protection against this risk. In the event loans sold and serviced by us experience higher delinquencies, foreclosures or losses than anticipated, our results of operations or financial condition could be adversely affected. See "Business."

         As our portfolio of loans and leases increased over the past two years, the level of non-performing assets also increased. Our non-performing assets delinquent over 30 days increased from $1.4 million on June 30, 1996 to $16.8 million on June 30, 1998. Our total delinquencies as a percentage of the total loan and lease portfolio serviced also increased from 2.3% at June 30, 1996 to 3.01% at June 30, 1998. Of the $16.8 million of delinquent loans and leases at June 30, 1998, $8.6 million were delinquent over 90 days. As a result, we have increased our allowance for credit losses to $5.6 million at June 30, 1998 to cover potential credit losses.

         We establish provisions for credit losses, which are charged to operations, in order to maintain the allowance for credit losses at a level which is deemed appropriate by management based upon an assessment of our prior loss experience, the volume and type of lending being conducted, industry standards, the level of delinquencies, economic conditions in our market area and other factors. Although management uses its best judgment in providing for credit losses, there can be no assurance that we will not have to continue to increase our provision for credit losses in the future as a result of future increases in non-performing assets or for other reasons. Any substantial increase in the provision could have an adverse effect on our results of operations in the period in which such provision is made. See "Risk Factors -- Dependence Upon Securitizations and Fluctuations in Operating Results" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Dependence Upon Securitizations and Fluctuations in Operating Results

         In recent periods, gain on sale of loans and leases generated by our securitizations has represented a substantial majority of our revenues and net income. Gain on sale of loans and leases resulting from securitizations as a percentage of total revenues was 67.7% for the year ended June 30, 1998. In addition, we rely primarily on securitizations to generate cash proceeds for:
(i) repayment of our warehouse credit facilities, (ii) repayment of other borrowings and (iii) origination of additional loans. Several factors affect our ability to complete securitizations, including: (i) conditions in the securities markets generally, (ii) conditions in the asset-backed securities markets specifically and (iii) the credit quality of our loans and lease portfolios. Any substantial reduction in the size or availability of the securitization market for such assets could have a material adverse effect on our results of operations and financial condition.

         Our revenues and net income have fluctuated in the past and are likely to fluctuate in the future principally as a result of the timing and size of our securitizations. The strategy of selling loans and leases through securitizations requires us to build an inventory of such assets over time, during which time we incurs costs and expenses. Since we do not recognize gains on the sale of such loans and leases until we consummate a securitization, which may not occur until a subsequent period, our operating results for a given period can fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, we could experience a loss for the period which could have a material adverse effect on our results of operations. In addition, due to the timing difference between the period when costs are incurred in connection with the origination of loans and leases and their subsequent sale through the securitization process, we may operate on a negative cash flow basis, which could adversely impact our results of operations and financial condition.

         We have made estimates of the interest only strips to be received in connection with our securitizations based upon certain prepayment and default assumptions. However, our actual prepayment and default experience may vary materially from such estimates. As a result, the gain we recognize upon the sale of loans and leases may be overstated to the extent that actual prepayments or losses are greater than estimated. Higher levels of future prepayments, delinquencies and/or liquidations could result in the decreased value of interest only strips which would adversely affect our income in the period of adjustment. See "Risk Factors -- Credit Impaired Borrowers May Result in Increased Delinquency and Loss Rates/Increase in NonPerforming Assets and Allowance for Losses," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Ability to Sustain Recent Levels of Growth and Operating Results

         During fiscal 1998 and 1997, we experienced record levels of total revenue and net income as a result of increases in loan originations and the securitization of loans. Total revenue increased approximately $34.5 million, or 130.2%, between fiscal 1997 and 1998 while net income increased approximately $5.5 million, or 92.8%. Total revenue increased approximately $14.4 million, or 119.0%, between fiscal 1996 and 1997 while net income increased approximately $3.6 million, or 156.1%. Our ability to sustain the level of growth in total revenue and net income experienced during fiscal 1998 and 1997 is dependent upon a variety of factors outside our control, including: (i) interest rates, (ii) conditions in the asset-backed securities markets, (iii) economic conditions in our primary market area, (iv) competition, and (v) regulatory restrictions. As a result, the rate of growth experienced in fiscal 1998 and 1997 may not be sustained in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Ability to Implement our Growth Strategy

         Our growth strategy is dependent upon our ability to continue to increase our loan and lease volume through geographic expansion while maintaining our customary origination fees, interest rate spreads and underwriting criteria. Implementation of this strategy will depend in large part on our ability to: (i) expand our offices in markets with a sufficient concentration of borrowers meeting our underwriting criteria; (ii) obtain adequate financing on favorable terms to fund our growth strategy; (iii) profitably securitize our loans and leases in the secondary market on a regular basis; (iv) hire, train and retain skilled employees; (v) successfully implement our marketing campaigns; and (vi) continue to expand in the face of increasing competition from other lenders. Our failure with respect to any or all of these factors could impair our ability to successfully implement our growth strategy which could have a material adverse effect on our results of operations and financial condition. See "Business."

Increased Competition Could Adversely Affect Results of Operations

         The various segments of our lending and leasing businesses are highly competitive. Certain lenders against which we compete have substantially greater resources, greater experience, lower cost of funds, and a more established market presence than us. To the extent our competitors increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the rates and fees we currently charges in order to maintain and expand our market share. Any reduction in such rates or fees could have an adverse impact on our results of operations. In addition, even after we have made a loan to a borrower, the borrower may refinance the loan with another lender at more favorable rates and terms. Furthermore, our profitability and the profitability of other similar lenders may attract additional competitors into this market. The addition of new competitors could affect our ability to charge our current rates and fees. In addition, as we expand into new geographic markets, we will face competition from companies with established positions in these areas. There can be no assurance that we will be able to continue to compete successfully in the markets we serve or expand into new geographic markets. Such an event could have a material adverse effect on our results of operations and financial condition. See "Business -- Competition."

Dependence Upon Debt Financing

         For our ongoing operations, we are dependent upon borrowings, including: (i) our unsecured subordinated debt, (ii) our warehouse credit facilities, (iii) lines of credit, and (iv) funds received from the securitization of loans and leases. We had $115.2 million of subordinated debt outstanding at June 30, 1998 and had lines of credit and credit facilities of $210.0 million, $26.5 million of which was being utilized on such date. At June 30, 1998, subordinated debt scheduled to mature during the twelve months ended June 30, 1999 totaled

$62.9 million. Any failure to renew or obtain adequate funding under a warehouse credit facility, or other borrowings, or any substantial reduction in the size of or pricing in the markets for our loans or leases, could have a material adverse effect on our results of operations and financial condition. To the extent that we are not successful in maintaining or replacing existing debt, we would have to curtail our loan and lease production activities or sell loans and leases earlier than intended which could have a material adverse effect on our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Changes in Interest Rates May Adversely Affect Profitability

         Our profitability is likely to be adversely affected during any period of rapid changes in interest rates. Any future rise in interest rates may: (i) adversely affect demand for our products, (ii) increase our cost of funds, and (iii) adversely affect the spread between the rate of interest received on loans and rates payable under our outstanding credit facilities or the pass-through rate for interests issued in connection with loans and leases securitized. In addition, any future decrease in interest rates will reduce the amounts which we may earn on our newly originated loans and leases. A decline in interest rates could also decrease the size of the loan portfolio we service by increasing the level of prepayments.

         In an attempt to mitigate the effect of changes in interest rates on our fixed-rate mortgage loan portfolio prior to securitization, we implemented a hedging strategy in August 1995. A hedging strategy involves the sale of Treasury securities with the requirement to repurchase such securities at a specified time in the future. We engaged in this strategy in an effort to protect our assets from changes in market value as a result of fluctuations in market interest rates. An effective hedging strategy is complex and no hedging strategy can completely insulate us from interest rate risks. The nature and timing of hedging transactions may impact the effectiveness of hedging strategies. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. As a result, we may be prevented from effectively hedging our interest rate risks without reducing income in current periods. In addition, the sale of Treasury securities is not an effective hedge against the risk that the difference between the treasury rate and the rate needed to attract potential investors of asset backed securities may widen.

         We also experience interest rate risk to the extent that a portion of our liabilities are comprised of subordinated debt with scheduled maturities of one to ten years. At June 30, 1998, the Company had $52.3 million of subordinated debt with scheduled maturities greater than one year. To the extent that interest rates decrease in the future, the rates paid on such liabilities could exceed the rates received on our newly originated loans resulting in a decrease in our spread. Consequently, fluctuations in interest rates may adversely affect our results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Geographic Concentration of Loans

         We currently originate loans in a limited geographic area which primarily includes the states located in the eastern region of the United States. This practice may subject us to the risk that a downturn in the economy in such region of the country would more greatly affect us than if our lending business was more geographically diversified. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Contingent Risks

         Although we sell substantially all loans and leases we originate through securitizations, such transactions involve an agreement that requires that we replace or repurchase such loans or leases in very limited circumstances. As a result of these provisions, we retain risk on substantially all loans and leases sold. During the period of time that loans and leases are held pending sale, we are subject to the various business risks associated with the lending business including: (i) the risk of borrower default, (ii) the risk of foreclosure, and (iii) the risk that a rapid increase in interest rates would result in a decline in the value of loans to potential purchasers.

         In addition, documents governing our securitizations require us to commit to repurchase or replace loans which do not conform to the representations and warranties made by us at the time of sale. When borrowers are delinquent in making monthly payments on loans included in a securitization trust, we are required to advance interest payments with respect to such delinquent loans to the extent that we deem such advances will be ultimately recoverable. These advances require funding from our capital resources but have priority of repayment from the succeeding month's collections.

         In the ordinary course of our business, we are subject to claims made against us by borrowers and private investors arising from, among other things: (i) losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions by our employees, officers and agents (including our appraisers);
(ii) incomplete documentation; and (iii) failure to comply with various laws and regulations applicable to our business. Although there are no currently material claims or legal actions asserted against us, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on our results of operations and financial condition. See "Business -- Legal Proceedings."

Risks Associated with Leasing Activities

         We began offering Equipment Leases in December 1994. There are risks inherent in our leasing activities which differ in certain respects from those existing in our lending activities. While our Equipment Leases are secured by a lien on the equipment leased, such equipment is subject to the risk of damage, destruction or technological obsolescence prior to the termination of the lease. In the case of our fair market value leases, lessees may choose not to exercise their option to purchase the equipment for its fair market value at the termination of the lease, with the result that we may be required to sell such equipment to third party buyers at a discount or otherwise dispose of such equipment. See "Business -- Lending and Leasing Activities."

Regulatory Restrictions and Licensing Requirements

         Our lending business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity and first mortgage lending activities. Our home equity and first mortgage lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended, the Federal Real Estate Settlement Procedures Act and Regulation X, the Home Mortgage Disclosure Act and the Federal Fair Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting our activities. We are also subject to examinations by state regulatory authorities with respect to originating, processing, underwriting, selling and servicing Home Equity Loans and First Mortgage Loans. These rules and regulations, among other things, impose licensing obligations, prohibit discrimination, regulate collection, foreclosure and claims handling, payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, and fees. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions.

         The previously described laws and regulations are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations.

         Although we believe that we have implemented systems and procedures to facilitate compliance with the foregoing requirements and believe that we are in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future that could make compliance more difficult or expensive. See "Business -- Regulation."

Dependence on Key Personnel

         We believe that the success of our operations depends on the continued employment of our senior level management. If members of the senior level management were for some reason unable to perform their duties or were, for any reason, to leave us, there can be no assurance that we would be able to find capable replacements. We have entered into employment agreements with three of our executive officers, including Anthony J. Santilli, Jr., our Chairman, President and Chief Executive Officer. We also hold "key-man" insurance for Anthony J. Santilli, Jr. and Beverly Santilli. See "Management."

Environmental Concerns

         In the course of our business, we have acquired, and may acquire in the future, properties securing loans which are in default. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. The liability under such laws has been interpreted to apply to all current and prior owners of the property unless the harm is divisible and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at the disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

         Our ability to foreclose on the real estate collateralizing our loans, if at any time such a foreclosure would be otherwise appropriate, may be limited by these environmental laws. While we would not make a loan collateralized by real property as to which we had knowledge of an environmental risk or problem, it is possible that such a risk or problem could become known after the subject loan has been made. See "Business -- Loan and Lease Servicing."

Management's Discretion Over Substantial Amount of the Proceeds of the Offering and Possible Use for Future Unspecified Acquisitions

         The net proceeds from the sale of the Notes will be utilized for general corporate purposes, including: (i) financing the future growth of our loan and lease portfolios; (ii) the repayment of our outstanding debt; and
(iii) the possible unspecified acquisitions of related businesses or assets (although none are currently contemplated). Since no specific allocation of such proceeds has been determined as of the date of this Prospectus, management will have broad discretion in allocating the proceeds of the Offering. See "Use of Proceeds."

Year 2000 Compliance

         Many currently installed computer systems and software products use two digits rather than four to define the applicable year. In other words, date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process loan or other transactions, send statements or late notices, or engage in similar normal business activities.

         We are in the process of conducting an analysis of our systems and have begun taking the steps necessary to bring them into compliance. We currently estimate that the costs associated with our Year 2000 compliance program will be approximately $300,000. Although we currently estimate that our Information Technology systems will be Year 2000 compliant by the end of 1999, no assurance can be given that we will meet this time frame. We are in the process of developing a contingency plan in the event our systems are not Year 2000 compliant on a timely basis. We are also in the process of contacting vendors with which we do a material amount of business to determine the extent to which these parties' systems (insofar as they relate to our business) are subject to Year 2000 issues. We are currently unable to predict and the extent to which Year 2000 issues will affect these third parties, or the extent to which we would be vulnerable to the failure of these parties to remediate any Year 2000 issues on a timely basis. The failure of our vendors to convert their systems on a timely basis may have a material adverse effect on us. We have not developed a contingency plan in the event these vendors are not Year 2000 compliant on a timely basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                  THE COMPANY

         We are a financial services company operating primarily throughout the eastern region of the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc. (ABC), HomeAmerican Credit, Inc. (d/b/a Upland Mortgage and referred to herein as "HAC" or "Upland"), American Business Leasing, Inc. ("ABL"), NJMIC and Federal Leasing Corp. ("Federal"), we originate, service and sell Business Purpose Loans, Home Equity Loans, First Mortgage Loans and Equipment Leases. We also underwrite, process and purchase Home Equity Loans through the Bank Alliance Program and originate a limited number of secured and unsecured consumer loans. See "Business."

         We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering Business Purpose Loans to customers whose borrowing needs the Company believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently offer our loan products in 29 states and our lease products throughout the United States.

                                USE OF PROCEEDS

         We intend to use the net proceeds resulting from the sale of the Notes (estimated to be approximately $243.8 million net of estimated offering expenses if all of the Notes offered hereby are sold) for general corporate purposes. General corporate purposes may include: (i) financing the future growth of our loan and lease portfolios; (ii) the repayment of warehouse credit facilities, lines of credit and our maturing debt; and (iii) possible future acquisitions of related businesses or assets. The precise amounts and timing of the application of such proceeds depends upon many factors, including, but not limited to, the amount of any such proceeds, actual funding requirements and the availability of other sources of funding. Until such time as the proceeds are utilized, they will be invested in short and long-term investments, including, but not limited to, treasury bills, commercial paper, certificates of deposit, securities issued by U.S. government agencies, money market funds and repurchase agreements, depending on our cash flow requirements. Our investment policies permit significant flexibility as to the types of such investments that we may make. We may also maintain daily unsettled balances with certain broker-dealers. While from time to time we may consider potential acquisitions, as of the date of this Prospectus, we had no commitments or agreements with respect to any material acquisitions.

         DESCRIPTION OF THE DEBT SECURITIES OFFERED AND THE INDENTURE

General

         The Notes represent debt obligations of the Company and as such will be issued pursuant to the Indenture between the Company and U.S. Bank Trust National Association, a national banking association, as trustee (the "Trustee"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "Trust Indenture Act"), in effect on the date the Indenture is qualified thereunder. The Notes are subject to all such terms, and holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following includes a summary of certain provisions of the Indenture, a copy of which is available from the Company upon request. This summary does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below.

         The Notes will be subordinated in right of payment to the prior payment in full of all Senior Debt (as herein defined) of the Company, whether outstanding on the date of the Indenture or thereafter incurred. There is no limit on the amount of Senior Debt the Company may incur. See "-- Provisions Related to All Securities -- Subordination."

         The Notes are not secured by any collateral or lien. There are no provisions for a sinking fund applicable to such debt. See "Risk Factors -- Absence of Sinking Fund/No Security."

         Notes may be purchased in the minimum amount of $1,000 or any amount in excess thereof. Separate purchases may not be accumulated to satisfy the minimum denomination requirement.

Provisions Relating to Investment Notes

         Maturity. The Investment Notes are offered by the Company at maturities ranging from three to 120 months. The term of each Investment Note will be chosen by the purchaser of such note upon subscription.

         Form and Denominations/Transfers. The Investment Notes will be issued in fully registered form. The Investment Notes are not negotiable instruments, and no rights of record ownership therein can be transferred without the prior written consent of the Company. Ownership of an Investment Note may be transferred on the Company register only by written notice to the Company signed by the owner(s) or such owner's duly authorized representative on a form to be supplied by the Company and with the prior written consent of the Company (which consent shall not be unreasonably withheld). The Company may also, in its discretion, require an opinion from such noteholder's counsel that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with such transfer. An Investment Note may be purchased in the minimum amount of $1,000 or any amount in excess thereof.

Separate purchases may not be accumulated to satisfy the minimum denomination requirement. See "Prospectus Summary -- Securities Offered."

         Interest. The interest rates payable on the Investment Notes offered hereby will be established by the Company from time to time based on market conditions and the Company's financial requirements. The Company constantly re-evaluates its interest rates based upon such analysis. Once determined, the rate of interest payable on an Investment Note will remain fixed for the original term of the Investment Note. The interest rate payable on an Investment Note will be determined based upon the maturity date and term established for such Investment Note upon subscription.

         Interest on Investment Notes will be computed on the basis of an actual calendar year and will compound daily. Interest on Investment Notes with terms of less than twelve months will be paid at maturity. Purchasers of Investment Notes with terms of twelve months or greater may elect to have interest paid monthly, quarterly, semiannually, annually or at maturity. This election may be changed one time by the holder during the term of these longer term Investment Notes. Requests to change such election are required to be made to the Company in writing. No specific form of change of election is required to be submitted to the Company. Any interest not otherwise paid on an interest payment date will be paid at maturity.

         The Company reserves the right to vary from time to time, in its discretion, the interest rates it offers on the Investment Notes based on numerous factors other than length of term to maturity. Such factors may include, but are not limited to: the desire to attract new investors; Investment Notes in excess of certain principal amounts; Investment Notes purchased for IRA and/or Keogh accounts; rollover investments; and Investment Notes beneficially owned by persons residing in particular geographic localities. The Company may make a decision to vary interest rates in the future based on its fund raising objectives including, but not limited to, the attraction of new investors in particular regions, the encouragement of the rollover of Investment Notes by current holders, circumstances in the financial markets and the economy, additional costs which may be incurred by the Company in selling Investment Notes in a particular jurisdiction which may at the time be relevant to the Company's operations and other factors.

         Interest Accrual Date. Interest on the Investment Notes will accrue from the date of purchase, which is deemed to be, for accepted subscriptions, the date the Company receives funds, if received prior to 3:00 p.m. on a business day, or the next business day if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Delaware legal holidays.

         Interest Withholding. With respect to those investors who do not provide the Company with a fully executed Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld, except on the Investment Notes held by foreign business entities. It is the Company's policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Automatic Extension. If the Company does not notify the registered holder of its intention to repay the Investment Note at least seven days prior to maturity or if not redeemed by the holder within seven days, after its maturity date, the Investment Note will be extended automatically for a term identical to the term of the original Investment Note. The Investment Notes will continue to renew as described herein absent some action permitted under the Indenture and the Investment Notes by either the holder or the Company. Interest shall continue to accrue from the first day of such renewed term. Such Investment Note, as renewed, will continue in all its provisions, including provisions relating to payment, except that the interest rate payable during any renewed term shall be the interest rate which is then being offered by the Company on similar Investment Notes being offered as of the renewal date. If similar Investment Notes are not then being offered, the interest rate upon renewal will be the rate specified by the Company on or before the maturity date, or the Investment Note's current rate if no such rate is specified. If the Company gives notice to a holder of the Company's intention to repay an Investment Note at maturity, no interest will accrue after the date of maturity. Otherwise, if a holder requests repayment within seven days after its maturity date, the Company will pay interest during the period after its maturity date and prior to repayment at the lower of: (i) the lowest interest rate then being paid on debt securities being offered by the Company to the general public; or (ii) the rate being paid on such Investment
Note immediately prior to its maturity. As a courtesy, the Company provides a request for repayment form with such notice. Use of such form by a holder is not a condition of repayment. Requests for repayment may also be made to the Company by letter.

         Place and Method of Payment. Principal and interest on the Investment Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided, however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his/her address appearing in the register which the Company maintains for that purpose.

         Redemption by the Company. The Company will have no right to prepay an Investment Note. The holder has no right to require the Company to prepay any such Investment Note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

         Redemption by the Holder upon Death or Total Permanent Disability. Except for Investment Notes with maturities of less than 12 months, an Investment Note may be redeemed at the election of the holder following his/her Total Permanent Disability, as established to the satisfaction of the Company, or by his/her estate following his/her death. The redemption price, in the event of such a death or disability, will be the principal amount of the Investment Note, plus interest accrued and not previously paid, to the date of redemption. If spouses are joint record owners of an Investment Note, the election to redeem will apply when either record owner dies or becomes subject to a Total Permanent Disability. In other cases of Investment Notes jointly held, the election will not apply.

         The Company may modify the foregoing policy on redemption after death or disability. However, no such modification will affect the right of redemption applicable to any then outstanding Investment Note. Should the Company modify such policy at a future date, written notice of such modification will be sent to all owners of those outstanding Investment Notes which were purchased while the policy was in effect (but such notice will not affect the right to redeem such outstanding Investment Notes after the owner's death or disability.)

         For the purpose of determining the right of a holder to demand early repayment of an Investment Note, Total Permanent Disability shall mean a determination by a physician chosen by the Company that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, defined as working at least forty hours per week, during the succeeding twenty-four months.

         Quarterly Statements. The Company shall provide holders of the Investment Notes with quarterly statements which will indicate, among other things, the current account balance (including interest paid). Such statements will be mailed not later than the tenth business day following the end of each calendar quarter.

Provisions Relating to Money Market Notes

         Maturity/Redemption. The Money Market Notes have no stated maturity and are redeemable at any time in minimum amounts of $500 (except to close an account) at the option of the holder upon not less than ten business days written notice to the Company.

         Form and Denominations/Transfers. The Money Market Notes are not negotiable debt instruments and will be issued only in book-entry form. See "--Book Entry System." Upon subscription, a transaction statement reflecting the ownership of a Money Market Note will be issued to each purchaser upon the Company's acceptance of the subscription. Such statement is not a negotiable instrument, and no rights of record ownership therein can be transferred without the prior written consent of the Company. Each holder of a Money Market Note will receive a monthly statement indicating any transactions in the holder's account, as well as interest credited. Ownership of a this security may be transferred on the Company's register only by written notice to the Company signed by the owner(s) or such owner's duly authorized representative on a form to be supplied by the Company and with the prior written consent by the Company (which consent shall not be unreasonably withheld). The Company may also, in its discretion, require an opinion from such holder's counsel that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee in connection with such transfer. Upon transfer of a Money Market Note, the Company will provide the new owner of such security with a transaction statement which will evidence the transfer of the account on the Company's records.

         Book-Entry System. Upon acceptance of an order, the Company will credit its book-entry registration and transfer system to the account of the purchaser of the Money Market Note, the principal amount of such security owned of record by such purchaser. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such legal requirements may impair the ability to transfer the record ownership of the Money Market Notes.

         The record owners of these securities issued in a book-entry interest form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The registered owners of the accounts established by the Company in connection with the purchase or transfer of Money Market Notes shall be deemed to be the owners of the Money Market Notes under the Indenture. Such person holding a book-entry interest in the Money Market Notes must rely upon the procedures established by the Trustee to exercise any rights of a holder of such securities under the Indenture. The Company shall provide the Trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a bi-weekly basis.

         The information regarding the total amount of any principal and/or interest (which shall be paid in the form of additional securities) due to book-entry owners with regard to the Money Market Notes on any interest payment date or upon redemption will be made available by the Company to the Trustee upon the Trustee's request. On each interest payment date, the Company will credit each account on the applicable interest payment date based upon the applicable interest rate due on such account and the amount of these securities held of record in the account. The Company shall have the responsibility for determining the interest payments to be made to the book-entry accounts and for maintaining, supervising and reviewing any records relating to book-entry beneficial interests in these securities.

         Book-entry interests in the accounts evidencing ownership of the Money Market Notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess thereof and fully registered in such names as the Company directs if: (i) the Company at its option advises the Trustee in writing of its election to terminate the book-entry system, or (ii) after the occurrence of an Event of Default, holders of the Money Market Notes aggregating more than 50% of the aggregate outstanding amount of the Money Market Notes advise the Trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of Money Market Notes and the Trustee notifies all registered holders of these securities, of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes. Subject to the foregoing, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes

         Interest. The interest rates payable on the Money Market Notes offered hereby will be adjusted by the Company from time to time in its sole discretion provided that such rate shall not be less than 4.0% per year. The Company will provide written notice to all holders of the Money Market Notes at least 14 days prior to any decrease in the interest rate to be paid thereon, which notice shall set forth the new interest rate to be paid and the effective date of such change. The Company reserves the right to increase the interest rate paid on the Money Market Notes at any time without prior notice to the holders of the Money Market Notes. Investors may inquire about the interest rate then being paid on the outstanding Money Market Notes by calling the Company at
(610) 668-2440.

         Interest on each account with a balance of at least $1,000 accrues daily and is credited monthly on the last day of each calendar month. Interest accrued during each monthly period will not be paid by check but will be added to the noteholder's principal balance of the account in the form of additional securities. Interest will continue to accrue on the principal balance of each security through the date of redemption. If a holder redeems the security in full, the principal balance of the account (including accrued interest) will be paid by check as soon as practicable. No interest shall be paid for any day the principal amount in any account is less than $1,000.

         Subject to the limitations set forth herein, the Company may vary, in its discretion, the interest rates it offers on the Money Market Notes based on numerous factors. Such factors may include, but are not limited to: the desire to attract new investors; Money Market Notes in excess of certain principal amounts; Money Market Notes purchased for IRA and/or Keogh accounts; rollover investments; and Money Market Notes beneficially owned by persons residing in particular geographic localities. As of the date hereof, the Company is not offering Money Market Notes at varying rates to different investors. However, the Company may make a decision to vary interest rates in the future based on its fund raising objectives including, but not limited to, the attraction of new investors in particular regions, circumstances in the financial markets and the economy, any additional costs which may be incurred by the Company in selling Money Market Notes in a particular jurisdiction which may at the time be relevant to the Company's operations and other factors.

         Interest Accrual Date. Interest on the Money Market Notes will accrue from the date of purchase, which is deemed to be, for accepted subscriptions, the date the Company receives funds, if received prior to 3:00 p.m. on a business day, or the next business day if the Company receives such funds on a non-business day or after 3:00 p.m. on a business day. For this purpose, the Company's business days will be deemed to be Monday through Friday, except for Delaware legal holidays.

         Interest Withholding. With respect to those investors who do not provide the Company with a fully executed Form W-8 or Form W-9, the Company will withhold 31% of any interest paid. Otherwise, no interest will be withheld, except on Money Market Notes held by foreign business entities. It is the Company's policy that no sale will be made to anyone refusing to provide a fully executed Form W-8 or Form W-9.

         Redemption by the Holder of Money Market Notes. The holder of the Money Market Notes may redeem the security at any time in minimum amounts of $500 (or any amount to close an account) upon not less than 10 business days written notice to the Company.

         To the extent a holder of the Money Market Notes redeems the Money Market Notes and purchases new ones, the redemptions are treated as being made on a first-in, first-out basis.

         Redemption by the Company. The Company will have the right to redeem a Money Market Note at any time upon thirty days written notice to the holder thereof.

         Place and Method of Payment upon Redemption. Payments upon the redemption of the Money Market Notes will be payable at the principal executive office of the Company, as it may be established from time to time, or at such other place as the Company may designate for that purpose; provided however, that payments may be made at the option of the Company by check or draft mailed to the person entitled thereto at his/her address appearing in the register which the Company maintains for that purpose.

         Reports to Trustee. The Company shall provide the Trustee with quarterly reports which shall contain such information as the Trustee shall reasonably request including information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid on each account related to each Money Market Note maintained by the Company during the preceding quarterly period.

         Monthly Statements. The Company shall provide holders of the Money Market Notes with monthly statements which will indicate, among other things, the current account balance (including interest credited and withdrawals made, if any) and the interest rate paid on the such securities as of the month end preceding the issuance of the statement. Such statements will be mailed not later than the tenth business day following each month end. The Company shall provide additional statements as the holders of these securities may reasonably request from time to time. Holders requesting such additional statements may be required to pay all charges incurred by the Company in providing such additional statements.

Provisions Related to All Securities

         Subordination. The indebtedness evidenced by the Notes, and any interest thereon, are subordinated to all Senior Debt of the Company. The term Senior Debt is defined for this purpose to include any indebtedness (whether outstanding on the date hereof or thereafter created) incurred by the Company in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether such indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments. As of June 30, 1998, there was $26.5 million of Senior Debt outstanding. There is no limitation under the Indenture on the amount of Senior Debt the Company can incur. The Notes are not guaranteed by any subsidiaries of ABFS. Accordingly, in the event of a liquidation or dissolution of a subsidiary of ABFS, the law requires that creditors of that subsidiary be paid, or provision for such payment be made, from the assets of that subsidiary prior to distributing any remaining assets to ABFS as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of such subsidiary will receive payment of their claims prior to any payment to the holders of the Notes. As of June 30, 1998, there was $6.5 million of such debt outstanding. Any indebtedness of ABFS, other than that described as Senior Debt and the debt of the subsidiaries, will have rights upon liquidation or dissolution of ABFS which ranks equally in right of payment to the Notes offered hereby. As of June 30, 1998, the Company had $105.5 million of debt outstanding which ranks equally in right of payment to the Notes offered.

         For a discussion of the Company's status as a holding company and the lack of insurance or guarantees in support of the Notes, see "Risk Factors -- Absence of Insurance and Regulation."

         In the event of any liquidation, dissolution or any other winding up of the Company, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the Federal Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any Event of Default (as described below), no payment may be made on the Notes until all Senior Debt has been paid. In any such event, holders of Senior Debt may also submit claims on behalf of holders of the Notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the Notes. If any distribution is nonetheless made to holders of the Notes, the money or property distributed to them must be paid over to the holders of the Senior Debt to the extent necessary to pay Senior Debt in full. See "Risk Factors -- Subordination of Debt Represented by the Notes."

         Events of Default. The Indenture provides that each of the following constitutes an Event of Default: (i) default for 30 days in the payment of interest when due on the Notes (whether or not prohibited by the subordination provisions of the Indenture); (ii) default in payment of principal when due on the Notes (whether or not prohibited by the subordination provisions of the Indenture) and continuation thereof for 30 days; (iii) failure by the Company to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of the assets of the Company (after notice and provided such default is not cured within 60 days after receipt of notice); (iv) failure by the Company for 60 days after notice to comply with certain other agreements in the Indenture or the Notes; and (v) certain events of bankruptcy or insolvency with respect to the Company.

         If any Event of Default occurs and is continuing, the Trustee or the holders of at least a majority in principal amount of the then outstanding Notes may declare the unpaid principal of and any accrued interest on the Notes to be due and payable immediately; provided, however, that so long as any Senior Debt is outstanding, such declaration shall not become effective until the earlier of (x) the day which is five Business Days after the receipt by representatives of Senior Debt of such written notice of acceleration or
(y) the date of acceleration of any Senior Debt. In the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

         The holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Notes.

         The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

         Amendment, Supplement and Waiver. Except as provided herein, the Indenture or the Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the Notes then outstanding, and any existing Default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Notes.

         Without the consent of each holder of the Investment Notes affected, an amendment or waiver may not (with respect to any Investment Notes held by a nonconsenting holder of Investment Notes): (i) reduce the principal amount of any Investment Note whose holder must consent to an amendment, supplement or waiver; (ii) reduce the principal of or change the fixed maturity of any security or alter the redemption provisions thereof or the price at which the Company shall offer to repurchase the Investment Note; (iii) reduce the rate of or change the time for payment of interest, including default interest, on any Investment Note; (iv) waive a Default or Event of Default in the payment of principal or premium, if any, or interest on or redemption payment with respect to the Investment Notes (except a rescission of acceleration of the Investment Notes by the holders of at least a majority in aggregate principal amount of the Investment Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Investment Note payable in money other than that stated in the Investment Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Investment Notes to receive payments of principal of or interest on the Investment Notes; (vii) make any change to the subordination provisions of the Indenture that adversely affects holders of Investment Notes; (viii) modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or (ix) make any change in the foregoing amendment and waiver provisions.

         Without the consent of each holder of the Money Market Notes affected, an amendment or waiver may not (with respect to any Money Market Notes held by a nonconsenting holder of

Money Market Notes): (i) reduce the principal amount of Money Market Notes whose holders must consent to an amendment, supplement or waiver (other than as a result of withdrawals made by the holder thereof); (ii) reduce the principal of any Money Market Note (other than as a result of withdrawals made by the holder thereof) or alter the redemption provisions thereof or the price at which the Company shall offer to repurchase the Money Market Note; (iii) reduce the rate of interest on the Money Market Notes, other than the rate adjustments provided for pursuant to the terms of the Money Market Notes or change the time for payment of interest, including default interest, on any Money Market Note; (iv) waive a Default or Event of Default in the payment of principal or premium, if any, or interest on or redemption payment with respect to the Money Market Notes (except a rescission of acceleration of the Money Market Notes by the holders of at least a majority in aggregate principal amount of the Money Market Notes and a waiver of the payment default that resulted from such acceleration); (v) make any Money Market Note payable in money other than that stated in the Money Market Notes; (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Money Market Notes to receive payments of principal of or interest on the Money Market Notes; (vii) make any change to the subordination provisions of the Indenture that adversely affects holders of Money Market Notes; (viii) modify or eliminate redemption right of holders of the Money Market Notes; or (ix) make any change in the foregoing amendment and waiver provisions.

         Notwithstanding the foregoing, without the consent of any holder of the Notes, the Company and/or the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency; to provide for assumption of the Company's obligations to holders of the Notes in the case of a merger or consolidation; to provide for additional certificates or certificated securities; to make any change that would provide any additional rights or benefits to the holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such holder, including an increase in the aggregate dollar amount of Notes which may be outstanding under the Indenture; to modify the Company's policy to permit redemptions of the Investment Notes upon the death or Total Permanent Disability of any holder of the Investment Notes (but such modification shall not adversely affect any then outstanding security); or to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

         The Trustee. The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions with the Company.

         The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs.

Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

         No Personal Liability of Directors, Officers, Employees and Stockholders. No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect to, or by reason of, such obligations or their creation. Each holder of the Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

         Service Charges. The Company reserves the right to assess service charges for replacing lost or stolen Investment Notes (for which an affidavit from the holder will be required), changing the registration of any security when such change is occasioned by a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

         Additional Securities. The Company may offer from time to time additional classes of securities with terms and conditions different from the Notes offered hereby. The Company will amend this Prospectus if and when it decides to offer to the public any additional class of security hereunder.

         Variations by State. The Company reserves the right to offer different securities and to vary the terms and conditions of the offer (including, but not limited to, additional interest payments and service charges for all Notes) depending upon the state where the purchaser resides.

                     SELECTED CONSOLIDATED FINANCIAL DATA

         Our consolidated financial information set forth below should be read in conjunction with the more detailed Consolidated Financial Statements, including the Notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.


                                                                             Year Ended June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
Statement of Income Data:                                       (Dollars in Thousands, except per share data)
                                                                        --------- ---------- ---------- ---------
Revenues:
   Gain on sale of loans...................................     $  41,316 $20,043    $ 8,721   $  1,350   $   110
   Interest and fees.......................................        17,386   5,583      3,244      4,058     2,367
   Other...................................................         2,285     856        129        143       156
                                                                ---------  ------    -------   --------   -------
Total revenue..............................................        60,987  26,482     12,094      5,551     2,633
Total expenses.............................................        43,097  17,480      8,974      4,657     2,299
                                                                ---------  ------    -------   --------   -------
Operating income before income taxes and cumulative effect
  of accounting change.....................................        17,890   9,002      3,121        894       334
Income before cumulative effect  accounting change.........        11,454   5,940      2,319        581       137
Cumulative effect of accounting change on prior years......           ---    --         --         --         (52)
Income taxes...............................................         6,436   3,062        802        313       197
                                                                ---------  ------    -------   --------   -------
Net income.................................................      $ 11,454  $5,940     $2,319     $  581   $    85
                                                                =========  ======    =======   ========   =======
Per Common Share Data(1):
   Income before cumulative effect of accounting change....      $   3.26   $2.13      $1.01     $  .27   $   .04
   Net income .............................................          3.13    2.04       1.01        .27       .04
   Cash dividends declared.................................           .06     .06       0.03         --        --

                                                                                  June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
                                                                                 (In Thousands)

Balance Sheet Data:
Cash and cash equivalents.................................. $     4,486  $ 5,014   $  5,345  $   4,734   $    83
Loan and lease receivables, net available for sale.........      62,382   35,712     18,003      8,669     3,181
   Other...................................................       4,097    1,144        534        328     5,538
Total assets...............................................     226,551  103,989     46,894     22,175    12,284
Subordinated debt .........................................     115,182   56,486     33,620     17,800     7,171
Total liabilities..........................................     183,809   73,077     42,503     20,031    10,721
Stockholders' equity.......................................      42,742   30,912      4,392      2,143     1,562



--------
(1) Per share information for fiscal year 1994 has been restated to reflect the 3 for 2 stock split effected on November 1, 1995.


                                                            -----------------------------------------------------
                                                                             Year Ended June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
Other Data:                                                                (Dollars in Thousands)

Originations:
   Business Purpose Loans.................................. $    52,335  $ 38,721   $ 28,872   $ 18,170  $ 11,793
   Home Equity Loans.......................................     328,089    91,819     36,479     16,963    22,231
   First Mortgage Loans....................................      33,671
   Equipment Leases .......................................      70,480     8,004      5,967      2,220        --
Loans and Leases sold:
   Securitizations.........................................     384,700   115,000     36,506      9,777        --
   Other...................................................      51,594     3,817     19,438     31,948    30,562
Total loan and lease portfolio serviced....................     559,398   176,651     59,891     17,774     8,407
Average loan/lease size:
   Business Purpose Loans..................................          83        78         78         71        57
   Home Equity Loans.......................................          62        51         47         46        51
   First Mortgage Loans....................................         154
   Equipment Leases........................................          21        11         11         12        --
Weighted average interest rate on loans and leases
  originated:
   Business Purpose Loans ................................        15.96%    15.91%     15.83%     16.05%    16.03%
   Home Equity Loans.......................................       11.95     11.69       9.94      12.68      8.65
   First Mortgage Loans....................................        8.22        --         --         --        --
   Equipment Leases........................................       12.19     15.48      17.22      15.85        --

                                                                      At or For the Year Ended June 30,
                                                            -----------------------------------------------------
                                                               1998       1997       1996       1995      1994
                                                            ----------- --------- ---------- ---------- ---------
Financial Ratios:
Return on average assets .................................         6.93%     7.87%      6.71%      3.37%     0.87%
Return on average equity .................................        31.10     33.65      70.96      31.36      5.58
Total delinquencies as a percentage of total portfolio serviced,
   at end of period (1)...................................         3.01      2.15       2.30       3.84      6.85
Allowance for credit losses to total portfolio serviced,
   at end of period.......................................         1.00      1.00       1.18        .87       .93
Real estate owned as a percentage of total portfolio serviced,
   at end of period.......................................          .16       .34       1.01       4.29      2.63
Loan and lease losses as a percentage of the average total
   portfolio serviced during the period...................          .18       .08        .33        .66       .15
Pre-tax income as a percentage of total revenues..........        29.33     33.99      25.81      16.11     12.69
Ratio of earnings to  fixed changes........................        1.77      1.98       1.40       1.35      1.16

-----------------

(1) Total delinquencies includes loans and leases delinquent over 30 days, exclusive of real estate owned.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following information is intended to assist you in understanding and evaluating the financial condition and results of operations of the Company, for the years ended June 30, 1998, 1997 and 1996. The information in this section should be read in conjunction with the Company's Consolidated Financial Statements and the accompanying Notes thereto, beginning on page F-1, "Selected Consolidated Financial Data" beginning on page 34 of this Prospectus and other detailed information regarding the Company appearing in this Prospectus. All operations of the Company are conducted through ABC and its subsidiaries.

General

         ABFS is a financial service organization operating primarily in the eastern region of the United States. The Company, through its principal direct and indirect subsidiaries, originates sells and services Business Purpose Loans, Home Equity Loans, First Mortgage Loans and Equipment Leases. The Company also underwrites, processes and purchases Home Equity Loans through the Bank Alliance Program. Loans originated by the Company primarily consist of fixed rate loans secured by first or second mortgages on single family residences. The Company's customers include credit impaired borrowers and other borrowers who would qualify for loans from traditional sources but who the Company believes are attracted to the Company's loans and lease products due to the Company's personalized service and timely response to loan or lease applications. The Company originates loans and leases through its retail branch network comprised of 31 offices. A significant portion of the Company's loan and lease production is securitized with the Company retaining the right to service the loans and leases.

         The ongoing securitization of loans and leases is a central part of the Company's current business strategy. Prior to 1995, the Company sold substantially all of the loans it originated in the secondary market with servicing released. Since such time, the Company has sold loans through securitizations with servicing retained in order to fund growing loan and lease originations and to provide additional sources of revenue through retained mortgage servicing rights. In fiscal 1998, the Company began securitizing its lease portfolio. The Company has completed nine securitizations aggregating $129.4 million in Business Purpose Loans, $356.8 million in Home Equity Loans and $59.7 million in Equipment Leases. Such securitizations generated gain on the sale of loans and leases of $41.3 million, $20.0 million and $8.6 million, respectively, for fiscal years ended June 30, 1998, 1997 and 1996. In recent periods, gain on sale of loans and leases generated by the Company's securitizations have represented a substantial majority of the Company's revenues and net income. Gain on sale of loans and leases resulting from securitizations as a percentage of total revenues was 67.7 %, 75.5% and 71.1% for the years ended June 30, 1998, 1997 and 1996, respectively. The Company relies primarily on securitizations to generate cash proceeds for repayment of its warehouse credit facilities and other borrowings and to enable the Company to originate additional loans and leases. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities markets specifically and credit quality of the portfolio of loans and leases serviced by the Company. Any substantial reduction in the size or availability of the securitization market for the Company's loans and leases could have a material adverse effect on the Company's results of operations and financials condition.

         The Company's quarterly revenues and net income have fluctuated in the past and may fluctuate in the future principally as a result of the timing and size of its securitizations. The strategy of selling loans and leases through securitizations requires the Company to build an inventory of loans and leases over time, during which time the Company incurs costs and expenses. Since the Company does not recognize gains on sale until it consummates a securitization, which may not occur until a subsequent quarter, the Company's operating results for a given quarter can fluctuate significantly as a result of the timing and level of securitizations. If securitizations do not close when expected, the Company could experience a loss for the quarter which could have a materially adverse effect on the Company's results of operations. In addition, due to the timing difference between the period when costs are incurred in connection with the origination of loans and leases and their subsequent sale through the securitization process, the Company may operate a negative cash flow basis, which could adversely impact the Company's results of operations and financial condition. See "Risk Factors -- Dependence on Securitization and Fluctuations in Operating Results" and "-- Results of Operations."

         The Company also relies upon funds generated by the sale of subordinated debt and other borrowings to fund its operations. At June 30, 1998, the Company had $115.2 million of subordinated debt outstanding and credit facilities and lines of credit totaling $210.0 million, of which $26.5 million was drawn upon on such date. The Company expects to continue to rely on such borrowings to fund loans and leases prior to securitization. See "Risk Factors --Dependence on Debt Financing" and "-- Liquidity and Capital Resources."

Acquisition of NJMIC

         Effective October 1, 1997, the Company acquired all of the issued and outstanding stock of NJMIC, a mortgage and leasing company based in Roseland, New Jersey. The purchase price for the NJMIC stock consisted of an initial payment of $11.0 million in cash, $5.0 million in notes payable and issuance of 20,240 shares of the Company's common stock, par value $0.001 per share (the "Common Stock"), and includes contingent payments of up to $4.0 million in the future if NJMIC achieves certain performance targets. On October 1, 1997, NJMIC had total assets of $19.6 million, liabilities of $18.7 million, including subordinated debt of $9.9 million, and stockholders' equity of $900,000. The acquisition of NJMIC was accounted for using the purchase method of accounting and resulted in the recognition of $16.9 million in goodwill which is being amortized using the straight-line method over 15 years and is included in other assets. Any contingent payments will result in an increase in the amount of recorded goodwill.

         NJMIC is a diversified residential lender, which directly and through its subsidiary offers a range of loan and lease products, including Home Equity Loans, First Mortgage Loans and Equipment Leases. First Mortgage Loans are underwritten pursuant to Federal Home Loan Mortgage Corporation ("FHLMC") or Federal National Mortgage Association ("FNMA") standards and also include Federal Housing Authority ("FHA") and Veterans' Administration

("VA") loans. Historically, NJMIC originated loans for sale to third parties with servicing released. The Company intends that NJMIC will continue to originate First Mortgage Loans for sale in the secondary market and that the majority of Home Equity Loans originated by NJMIC will be securitized and sold pursuant to the Company's current securitization program. NJMIC originates loans secured by real estate in 29 states. Such loans are originated through NJMIC's eight-state network of six branch sales offices and three satellite offices. Home Equity Loan customers primarily include credit-impaired borrowers, while borrowers on First Mortgage Loans are generally borrowers with favorable credit histories. See Note 1 of the Notes of the Consolidated Financial Statements for additional information regarding the acquisition of NJMIC.

         Through its subsidiary, Federal, NJMIC originates Equipment Leases throughout the United States. Such leases are generally sold through securitizations with servicing retained. The Company intends to continue to securitize these leases in the future subject to economic and market conditions.

Certain Accounting Considerations

         As a fundamental part of its business and financing strategy, the Company securitizes the majority of its loans and leases in trusts. A trust is a multi-class security which derives its cash flows from a pool of mortgages. The Company sells the regular interests in the trust and retains the residual interests in the trust.

         Gains on servicing released loan and lease sales equal the difference between the net proceeds to the Company from such sales and the loans' net carrying value of the loans and leases. The net carrying value of loans and leases is equal to their principal balance plus unamortized origination costs/fees. Gains from these sales, which are pre-approved by the buyers, are recorded as fee income.

         Gains on servicing retained sales of loans and leases through securitization represent the difference between the net proceeds to the Company and the allocated cost of loans and leases securitized. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 125, the allocated cost of the loans and leases securitized is determined by allocating their net carrying value between the loans and leases securitized, the residual interests and the mortgage servicing rights retained by the Company based upon their relative fair values. At origination, the Company classifies the residual interests as trading securities, which are carried at fair value. The differences between the fair value of residual interests and their allocated costs is recorded as gain on securitization and is included in gain on sale of loans and leases revenue.

         In a securitization, the Company exchanges loans or leases for regular interests and a residual interest in a trust. The regular interests are immediately sold to the public for cash. As the holder of the residual interest, the Company is entitled to receive certain excess cash flows. These cash flows are the difference between the payments made by the borrowers and the sum of the scheduled and prepaid principal and interest paid to the holders of the regular interests, servicing fees, trustee fees and, if applicable, insurance fees. In order to meet the overcollateralization levels which are established in the securitization documentation, the trust initially retains such cash flow. The Company begins receiving these excess cash flows after the overcollateralization requirements, which are specific to each securitization. The overcollateralization causes the aggregate principal amount of the loans or leases in the related pool to exceed the aggregate principal balance of the outstanding regular interests. The excess serves as credit enhancement for the regular interests of the trust.

         The calculation of the fair value of the residual interest (interest only strip receivable) is based upon the present value of the future expected excess cash flows and utilizes certain estimates made by management at the time loans and leases are sold. These estimates include the discount rate used to calculate present value and the rate of prepayment. The rate of prepayment of loans may be affected by a variety of economic and other factors, including prevailing interest rates and the availability of alternative financing to borrowers. The effect of those factors on loan prepayment rates may vary depending on the type of loan or lease. Estimates of prepayment rates are made based on management's expectation of future prepayment rates, which are based, in part, on the historical rate of repayment of the Company's loans and other considerations. Accordingly, the Company's estimates are subjective and there can be no assurance as to the accuracy of management's estimates. Although the Company believes it has made reasonable estimates of prepayment rates and default assumptions, the actual prepayment and default experience may materially vary from its estimates. The gain recognized by the Company upon the sale of loans and leases will have been overstated if prepayments or losses are greater than estimated. To the extent that prepayments, delinquencies and/or liquidations differ from the Company's estimates, adjustments of the Company's gain on sale of loans and leases during the period of adjustment may be required. Higher levels of future prepayments, delinquencies and/or liquidations could result in decreased interest only strips which would adversely affect the Company's income in the period of adjustment. The Company establishes a reserve for loan and lease losses equal to one percent of the amount securitized and evaluates such reserve periodically for adequacy. Losses, of which there have been none to date, would be charged to operations as incurred.

         The timing of sales of the Company's loans and leases may impact the Company's earnings from quarter to quarter. Accordingly, both the timing of sales of the Company's loans and leases and the amount of loans and leases sold will impact the Company's earnings from quarter to quarter. Subsequent to the initial recognition of the interest-only strip receivables, on going assessments are made to determine the fair value of the expected future excess cash flows based upon current market conditions. At June 30, 1998, the Company's investments in interest only strips were $75.1 million and its investment in the overcollateralization was $25.3 million. See "Risk Factors -- Dependence Upon Securitizations and Fluctuations in Operating Results."

         When loans or leases are sold through a securitization, the Company retains the servicing on the loans or leases sold which is recognized as a separate asset for accounting purposes. The Company determines the fair value of servicing rights by computing the present value of projected net cash flows expected to be received over the life of the loans or leases securitized. Such projections incorporate assumptions, including servicing costs, prepayment rates and discount rates, consistent with those a related third party would utilize to value such servicing rights. These assumptions are similar to those used by the Company to value the interest only strips. The Company periodically evaluates capitalized servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. The Company has generally found that non-conforming borrowers are payment sensitive rather than interest rate sensitive. Therefore, the Company does not consider interest rates as a predominant risk characteristic for purposes of evaluating impairment. As of June 30, 1998, servicing rights totaled $18.5 million.

Financial Condition

         June 30, 1998 compared to June 30, 1997. Total assets increased $122.6 million, or 117.9%, to $226.6 million at June 30, 1998 from $104.0 million at June 30, 1997 due primarily to increases in loans and leases available for sale, other receivables and other assets. Loans and leases available for sale increased $26.7 million, or 74.7%, to $62.4 million at June 30, 1998, from $35.7 at June 30, 1998. The increase was the result of increases in originations, net of sales, of $44.2 million during year ended June 30, 1998 as compared to $19.7 million for the year ended June 30, 1997. Other receivables consist primarily of the interest only strips and overcollateralizations created in connection with the Company's securitizations. The interest only strips increased $45.3 million, or 152.0%, to $75.1 million at June 30, 1998, from $29.8 million at June 30, 1997. Overcollateralizations increased $16.2 million, or 178.0% to $25.3 million at June 30, 1998 from $9.1 million at June 30, 1997. Other assets increased $26.1 million, or 141.8%, to $44.5 million at June 30, 1998 from $18.4 million at June 30, 1997 due primarily to an increase in mortgage servicing rights obtained in connection with the Company's loan and lease securitizations and the recognition of $16.2 million of goodwill, net of amortization, resulting from the acquisition of NJMIC.

         Total liabilities increased $110.7 million, or 151.4%, to $183.8 million at June 30, 1998 from $73.1 million at June 30, 1997 due primarily to a net increase in outstanding debt and to a lesser extent increases in other liabilities. The net increase in debt of $88.1 million was due to net sales of subordinated debt of $49.2 million during the year ended June 30, 1998, an increase in institutional debt of $26.5 million due to growth in the Company's lending and leasing activities, and a net increase of $12.4 million of debt assumed and incurred in the acquisition of NJMIC. At June 30, 1998, the Company had $115.2 million of subordinated debt outstanding. The Company's ratio of total debt to equity at June 30, 1998 was 3.4:1 compared to 1.8:1 a June 30, 1997. This increase was due to the use of additional borrowings to fund lending and leasing activities and the additional debt assumed as described above.

         Accounts payable and accrued expenses increased $9.5 million, or 155.7%, to $15.6 million at June 30, 1998 due to growth in the Company's lending and leasing activities resulting in larger accruals for interest expense and other operating expenses. Deferred income taxes increased $6.3 million, or 137.0%, to $10.9 million at June 30, 1998 from $4.6 million at June 30, 1997. Tax accruals on the Company's income for the year ended June 30, 1998 resulted in $5.9 million of the increase, the remaining $400,000 was acquired through the acquisition of NJMIC.

         Stockholders' equity increased $11.8 million to $42.7 million at June 30, 1998 from $30.9 million at June 30, 1997 due to net income for the year ended June 30, 1998 which was slightly offset by dividends paid.

         June 30, 1997 compared to June 30, 1996. Total assets increased $57.1 million, or 121.7%, to $104.0 million at June 30, 1997 from $46.9 million at June 30, 1996 due primarily to increases in loans and lease receivables available for sale, other receivables and other assets. The increase in loan and lease receivables available for sale of $17.7 million, or 98.3%, to $35.7 million at June 30, 1997 from $18.0 million at June 30, 1996 was due to the Company's strategy of building an inventory of loans for ultimate sale in securitizations. Other receivables, consists primarily of the interest only strips and overcollateralizations related to the Company's securitizations. The excess spread increased $25.5 million, or 190.3%, to $38.9 million at June 30, 1997, from $13.4 million at June 30, 1996. Other assets increased $11.9 million, or 183.1%, to $18.4 million at June 30, 1997 from $6.5 million at June 30, 1996 due primarily to an increase in mortgage servicing rights obtained in connection with the Company's loan securitizations.

         Total liabilities increased $30.6 million, or 72.0%, to $73.1 million at June 30, 1997 from $42.5 million at June 30, 1996 primarily due to increases in all categories of liabilities. The net increase in debt of $20.5 million was due to net sales of subordinated debt of $22.8 million during the year ended June 30, 1997 and a decrease in institutional debt of $2.3 million as the Company repaid its institutional debt with proceeds from its securitizations. At June 30, 1997, the Company had $56.5 million of subordinated debt outstanding. The Company's ratio of total debt to equity at June 30, 1997 was 1.8:1 compared to 8.2:1 at June 30, 1996. This decrease was due to additional equity raised during a public offering in February 1997. Accounts payable and accrued expenses increased $3.0 million, or 96.8%, to $6.1 million at June 30, 1997 from $3.1 million at June 30, 1996 due to growth in the Company's activities resulting in larger accruals for interest expense and other operating expenses. Deferred income taxes increased $3.1 million, or 206.7%, to $4.6 million at June 30, 1997 from $1.5 million at June 30, 1996 due to tax accruals on the Company's income for the year ended June 30, 1997.

         Stockholders' equity increased $26.5 million to $30.9 million at June 30, 1997 from $4.4 million at June 30, 1996 due to a public offering of the Company's Common Stock and net income slightly offset by dividends paid on the Company's Common Stock. On February 14, 1997 the Company raised $20.7 million of equity through the sale of 1,150,000 shares of its Common Stock in an underwritten public offering.

Results of Operations

         During fiscal 1998 and 1997, the Company experienced record levels of total revenues and net income as a result of increases in originations and securitizations. Total revenue increased $34.5 million and net income increased $5.5 million for the fiscal year ended June 30, 1998, as compared to the fiscal year ended June 30, 1997. Total revenue increased $14.4 million, or 119.0%, between fiscal 1997 and 1996 while net income increased $3.6 million, or 156.1%, during the same fiscal period. The Company's ability to sustain the level of growth in total revenue and net income experienced during these periods is dependent upon a variety of factors outside the control of the Company, including interest rates, conditions in the asset-backed securities markets, economic conditions in the Company's primary market area, competition and regulatory restrictions. As a result, the rate of growth experienced during fiscal 1998 and 1997, may not be sustained in the future. See "Risk Factors -- Ability of the Company to Sustain Recent Levels of Growth and Operating Results."

         Year Ended June 30, 1998 Compared to Year Ended June 30, 1997.

         Total Revenue. Total revenue increased $34.5 million, or 130.2%, to $61.0 million for the year ended June 30, 1998 from $26.5 million for the year ended June 30, 1997. The increase was attributable to increases in gain on sale of loans and leases through securitizations, interest and fee income and servicing income.

         Gain on Sale of Loans and Leases. Gain on sale of loans and leases increased $21.3 million, or 106.5%, to $41.3 million for the year ended June 30, 1998 from $20.0 million for the year ended June 30, 1997. The increase was the result of sales of $54.1 million of Business Purpose Loans, $270.9 million of Home Equity Loans and $59.7 million of Equipment Leases through securitization in fiscal 1998 compared to the sale of $38.1 million of Business Purpose Loans and $76.9 million of Home Equity Loans in fiscal 1997. The Company did not participate in a sale of leases through securitization during the year ended June 30, 1997. The Company recognized net gains of $41.3 million (representing the fair value of the interest only and residual strips of $46.9 million less $5.6 million of costs associated with these transactions) on the Company's participation in $384.7 million of loans and leases sold through securitizations during the year ended June 30, 1998 as compared to net gains of $20.0 million recognized in connection with the sale of loans through securitizations during the year ended June 30, 1997.

         Interest and Fee Income. Interest and fee income increased $11.8 million, or 210.7%, to $17.4 million for the year ended June 30, 1998 from $5.6 million for the year ended June 30, 1997. The increase was primarily due to increases in interest income as a result of the increased amount of loans and leases retained in the Company's portfolio prior to securitization and an increase in fee income as a result of an increase in loans sold with servicing released and other ancillary fees earned in connection with loan and lease originations.

         Interest income consists primarily of interest income the Company earns on the loans and leases held in its portfolio. Interest income increased $5.8 million, or 123.4%, to $10.5 million for the year ended June 30, 1998 as compared to $4.7 million for the year ended June 30, 1997. The increase was attributable to increased gross originations of Business Purpose Loans, Home Equity Loans and Equipment Leases as shown below.

                          Loan and Lease Originations

                                                      Year Ended June 30,
                                             ----------------------------------
                                                 1998                   1997
                                             -----------            -----------
                                                         (In Thousands)

Business Purpose Loans                       $    52,335              $  38,721
Home Equity Loans                                328,089                 91,819
First Mortgage Loans                              33,671                     --
Equipment Leases                                  70,480                  8,004

         Fee income includes premiums earned when loans are closed, funded and immediately sold, with servicing released, to unrelated third party purchasers as well as other ancillary fees earned (application fees, commitment fees, document preparation fees and late charges earned on loans and leases held in portfolio) in connection with loan and lease originations. Fee income increased $6.0 million, or 762.5%, to $6.9 million for the year ended June 30, 1998 from $843,000 for the year ended June 30, 1997. The increase in fee income was due to an increase in ancillary fees earned in connection with increased originations and an increase in fees earned upon the sale of loans to third parties. During the year ended June 30, 1998, the Company sold approximately $51.6 million of loans to third parties as compared to $3.8 million during the year ended June 30, 1997.

         Servicing Income. Servicing income increased $1.3 million, or 161.5%, to $2.1 million for the year ended June 30, 1998 from $803,000 for the year ended June 30, 1997 as a result of an increase in the average serviced portfolio to $368.0 million during the year ended June 30, 1998 from $118.3 million during the year ended June 30, 1997. As a percentage of the average servicing portfolio, servicing income decreased to 0.58% for the year ended June 30, 1998 from 0.68% for the year ended June 30, 1997.

         Total Expenses. Total expenses increased $25.6 million, or 146.3%, to $43.1 million for the year ended June 30, 1998 from $17.5 million for the year ended June 30, 1997. This increase was related to the increase in loan and lease originations, costs associated with a larger serviced portfolio of loans and leases, geographic expansion of the Company's market area through the opening of several new offices and the acquisition and operation of NJMIC and subsidiaries.

         Interest Expense. Interest expense increased $8.0 million, or 153.8%, to $13.2 million for the year ended June 30, 1998 from $5.2 million for the year ended June 30, 1997. The increase was attributable to increases in the amount of the Company's subordinated debt outstanding, greater utilization of the Company's warehouse lines of credit to fund loans and leases and debt assumed and incurred in connection with the acquisition of NJMIC. Average subordinated debt outstanding was $85.8 million during the year ended June 30, 1998 compared to $44.4 million during the year ended June 30, 1997. Average interest rates paid on the subordinated debt increased to 9.52% for the year ended June 30, 1998 from 9.29% for the year ended June 30, 1997 due to increases in the rates offered by the Company on its subordinated debt offered in order to attract additional funds and higher rates paid on subordinated debt assumed in the acquisition of NJMIC. Interest expense on lines of credit was $4.2 million for the year ended June 30, 1998 compared to $461,000 for the year ended June 30, 1997. The Company incurred and assumed approximately $14.5 million of debt in the acquisition of NJMIC resulting in approximately $1.1 million of additional interest expense for the year ended June 30, 1998.

         Provision for Credit Losses. The Company maintains an allowance for credit losses based upon management's estimate of the expected collectibility of loans and leases outstanding based upon a variety of factors, including, but not limited to, economic conditions and credit and collateral considerations. The allowance is increased through the provision for credit losses. The Company had an allowance for credit losses of $5.6 million at June 30, 1998 as compared to $1.8 million at June 30, 1997. The provision for credit losses increased by $1.4 million, or 116.7%, to $2.6 million for the year ended June 30, 1998 from $1.2 million for the year ended June 30, 1997. The ratio of the allowance for credit losses to total net loan and lease receivables serviced was 1.0% at June 30, 1998 and June 30, 1997. Total delinquencies were $16.8 million at June 30, 1998 as compared to $3.8 million at June 30, 1997. The Company's loans and leases delinquent more than 30 days as a percentage of the total portfolio serviced (the "delinquency rate") was 3.01% at June 30, 1998 as compared to 2.15% at June 30, 1997. The increase in the delinquency rate was attributable to the maturation of the Company's total portfolio serviced, which was $559.4 million at June 30, 1998, and $176.7 million at June 30, 1997. See " -- Asset Quality."

         Employee Related Costs. Payroll and related costs increased $3.4 million, or 212.5% to $5.0 million for the year ended June 30, 1998 from $1.6 million for the year ended June 30, 1997. The increase was primarily the result of additional staff needed in the Home Equity and Equipment Leasing subsidiaries to support the increased marketing efforts, loan and lease originations and servicing activities and the addition of personnel added through the acquisition of NJMIC. Management anticipates that these expenses will continue to increase in the future as the Company's expansion continues and loan and lease originations continue to increase.

         Sales and Marketing Expenses. Sales and marketing expenses increased $7.2 million, or 102.9%, to $14.2 million for the year ended June 30, 1998 from $7.0 million for the year-end June 30, 1997. The increase was attributable to greater usage of newspaper, direct mail and television advertising relating to the Company's originations of Home Equity Loans, Business Purpose Loans and Equipment Leases. Subject to market conditions, the Company plans to continue to expand its market area. As a result, it is anticipated that sales and marketing expense will continue to increase in the future.

         General and Administrative Expenses. General and administrative expenses increased $6.5 million, or 180.6%, to $10.1 million for the year ended June 30, 1998 from $3.6 million for the year ended June 30, 1997. The increase was attributable to increases in rent, telephone, office expenses, professional fees and other expenses incurred as a result of previously discussed increases in loan and lease originations, servicing and branch operations experienced during the year ended June 30, 1998. In addition, the Company began amortizing the goodwill recorded from the acquisition of NJMIC on the straight-line method over fifteen years resulting in a charge of $780,000 for the year ended June 30, 1998.

         Income Taxes. Income taxes increased $3.3 million, or 106.5%, to $6.4 million for the year ended June 30, 1998 from $3.1 million for the year ended June 30, 1997 due to an increase in income before income taxes and an increase in the effective tax rate from 34% for the year ended June 30, 1997 to 36% for the year ended June 30, 1998.

         Year Ended June 30, 1997 Compared to Year Ended June 30, 1996

         Total Revenue. Total revenue increased $14.4 million, or 119.0%, to $26.5 million for the year ended June 30, 1997 from $12.1 million for the year ended June 30, 1996. The increase in total revenue was primarily the result of increased gains on sales of loans through securitizations.

         Gain on Sale of Loans. Gain on sale of loans increased $11.3 million, or 129.9%, to $20.0 million for the year ended June 30, 1997 from $8.7 million for the year ended June 30, 1996. This increase was primarily the result of sales of $38.1 million of Business Purpose Loans and $76.9 million of Home Equity Loans through securitization in September 1996 and March 1997 compared to the sale of $27.5 million of Business Purpose Loans and $9.0 million of Home Equity Loan through securitizations in October 1995 and May 1996. The Company recognized net gains of $20.0 million (representing the fair value of the interest only and residual strips of $21.5 million less $2.7 million of costs associated with these transactions) on the Company's participation in the $115.0 million of loans sold through securitizations during the year ended June 30, 1997. The Company recognized $1.2 million of gain on sale of loans through mortgage servicing rights received in connection with prior securitizations. Given the unseasoned nature of the loans securitized, the Company lacked sufficient experience to estimate and record the value of late and other ancillary fees.

         Interest and Fee Income. Interest and fee income consists of interest income, fee income and amortization of origination costs. Interest and fee income increased $2.5 million, or 73.5%, to $5.9 million for the year ended June 30, 1997 from $3.4 million for the year ended June 30, 1996 due to an increase in interest income as a result of an increased amount of loans retained in portfolio prior to securitization.

         Interest income consists primarily of interest income the Company earns on the loans and leases held in its portfolio. Interest income increased $2.5 million, or 113.6%, to $4.7 million for the year ended June 30, 1997 as compared to $2.2 million for the year ended June 30, 1996. The increase was attributable to increased originations of Business Purpose Loans, Home Equity

Loans and Equipment Leases described below, as well as management's decision to retain such loans and leases in portfolio in contemplation of future securitizations.

         During the year ended June 30, 1997, the Company originated approximately $91.8 million of Home Equity Loans, $38.7 million of Business Purpose Loans and $8.0 million of Equipment Leases. During the year ended June 30, 1996, the Company originated $36.5 million of Home Equity Loans, $28.9 million of Business Purpose Loans and $6.0 million of Equipment Leases. Approximately $15.3 million of Home Equity Loans originated during fiscal 1996 were sold to third parties (with servicing released). Beginning in October 1995, as part of the Company's securitization strategy, the Company placed Home Equity Loans into its held for sale portfolio until ultimate sale as part of a securitization. Prior to the implementation of the securitization strategy, the Company originated and immediately sold such loans. As a result of the Company's securitization strategy, the Company holds a greater amount of Home Equity Loans in its portfolio thereby generating an increase in interest income and a decrease in fee income, as described below.

         Fee income includes premium and points earned when loans are closed or funded and immediately sold to unrelated third party purchasers as well as other ancillary fees collected in connection with loan and lease originations. Fee income increased $100,000, or 6.7%, from $1.5 million for the year ended June 30, 1996 to $1.6 million for the year ended June 30, 1997. The increase in fee income was due to an increase in ancillary fees collected in connection with increased originations partially offset by a reduction in fees earned upon the sale of loans to third parties.

         The third component of interest and fee income is amortization of origination costs. During the year ended June 30, 1997, amortization of origination costs was $418,000 compared to $305,000 recognized during the year ended June 30, 1996. The increase was attributable to an increase in the amortization of lease origination costs resulting from an increase in the Equipment Lease portfolio.

         Total Expenses. Total expenses increased $8.5 million, or 94.4%, to $17.5 million for the year ended June 30, 1997 from $9.0 million for the year ended June 30, 1996. This increase was related to the increase in loan and lease originations for the year ended June 30, 1997 as well as the costs associated with a larger portfolio of loans and leases serviced and the opening of several new office locations.

         Interest Expense. Interest expense increased $2.5 million, or 92.6%, to $5.2 million for the year ended June 30, 1997 from $2.7 million for the year ended June 30, 1996. The increase was primarily attributable to an increase in the amount of the Company's subordinated debt outstanding. Average subordinated debt outstanding was $44.4 million during the year ended June 30, 1997 compared to $25.0 million during the year ended June 30, 1996. Average interest rates paid on the subordinated debt increased to 9.29% for the year ended June 30, 1997 from 9.02% for the year ended June 30, 1996 due to an increase in the volume of debt with maturities of greater than one year which bear higher interest rates than shorter term debt. Interest expense on lines of credit utilized by the Company for the year ended June 30, 1997 was $461,000 compared to $120,000 for the year ended June 30, 1996. The increase was due to the Company's utilization of its warehouse lines of credit to fund Home Equity Loans and Business Purpose Loans.

         Provision for Credit Losses. The Company had an allowance for credit losses of $1.8 million at June 30, 1997. The allowance is increased through a provision for credit losses. The provision for credit losses increased by $473,000, or 71.4%, to $1.2 million (includes a $100,000 provision related to the Company's loan and lease portfolio and a $1.1 million provision related to the Company's securitizations) for the year ended June 30, 1997 from $681,000 (includes a $397,000 provision related to the Company's loan and lease portfolio and a $284,000 provision related to the Company's securitizations) for the year ended June 30, 1996. See Note 3 of the Notes to Consolidated Financial Statements. The ratio of the allowance for credit losses to total net loan and lease receivables serviced was 1.00% at June 30, 1997 and 1.18% at June 30, 1996. From the inception of the Company's business in 1988 through June 30, 1997, the Company has experienced a total of approximately $351,000 in net loan and lease losses. The Company's delinquency rate as a percentage of the total portfolio serviced was 2.15% at June 30, 1997 and 2.30% at June 30, 1996.

         Employee Related Costs. Payroll and related costs increase $400,000, or 33.3%, to $1.6 million for the year ended June 30, 1997 from $1.2 million for the year ended June 30, 1996. The increase was due to an increase in the number of employees as a result of the Company's growth in loan and lease originations and an increase in loans and leases serviced. Management anticipates that these expenses will continue to increase in the future as the Company's expansion and increasing originations continue.

         Sales and Marketing Expenses. Sales and marketing expenses increased $4.3 million, or 159.3%, to $7.0 million for the year ended June 30, 1997 from $2.7 million for the year ended June 30, 1996. The Company increased its advertising costs for newspaper, direct mail and radio campaigns related to its business purpose and home equity loan products. In addition, the Company initiated a television-advertising program for the sale of its home loan equity products. Subject to market conditions, the Company plans to continue to expand its service area throughout the eastern United States. As a result, it is anticipated that sales and marketing expenses will continue to increase in the future.

         General and Administrative Expenses. General and administrative expenses increased $1.6 million, or 80.0%, to $3.6 million for the year ended June 30, 1997 from $2.0 million for the year ended June 30, 1996. This increase was primarily attributable to increases in rent, telephone, office expense, professional fees and other expenses incurred as a result of previously discussed increases in loan and lease originations and servicing experienced during the year ended June 30, 1997.

         Income Taxes. Income taxes increased $2.3 million, or 287.5%, to $3.1 million for the year ended June 30, 1997 from $802,000 for the year ended June 30, 1996 due to an increase in income before taxes and an increase in the effective tax rate from 25.7% for the year ended June 30, 1996 to 34.0% for the year ended June 30, 1997.

Asset Quality

         The following table provides data concerning delinquency experience, real estate owned ("REO") and loss experience for the Company's loan and lease portfolio serviced. The Company did not originate First Mortgage Loans prior to October, 1997.

                                                                        June 30,
                                            -----------------------------------------------------------------
                                                    1998                  1997                  1996
                                            --------------------- --------------------- ---------------------
            Delinquency by Type               Amount       %        Amount       %        Amount       %
------------------------------------------- ---------- ---------- ---------- ---------- ---------- ----------
Business Purpose Loans                                           (Dollars in Thousands)
Total portfolio serviced...................   $101,250             $  68,979             $  37,950
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $    1,236       1.22%$    1,879       2.72%$       86        .23%
    61-90 days.............................        928        .92        462        .67        118        .31
    Over 90 days...........................      3,562       3.52        718       1.04      1,033       2.72
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies....................  $   5,726       5.66%$    3,059       4.43%$    1,237       3.26%
                                            ========== ========== ========== ========== ========== ==========
REO........................................ $      611            $      605            $      608
                                            ==========            ==========            ==========
Home Equity Loans
Total portfolio serviced...................   $345,924             $  98,179              $ 17,224
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $    3,726       1.08%$      262        .27%$        -          -
    61-90 days.............................      1,022        .30        341        .35          -          -
    Over 90 days...........................      3,541       1.02         83        .08          -          -
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies.................... $    8,289       2.40%$      686        .70%         -          -
                                            ========== ========== ========== ========== ========== ==========
REO........................................ $      311            $        -             $       -
                                            ==========            ==========            ==========
First Mortgage Loans
Total portfolio serviced................... $   3, 761            $        -             $       -
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $        -          - $        -          - $        -          -
    61-90 days.............................          -          -          -          -          -          -
    Over 90 days...........................          -          -          -          -          -          -
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies.................... $        -          - $        -          - $        -          -
                                            ========== ========== ========== ========== ========== ==========
REO........................................ $        -          - $        -          - $        -          -
                                            ========== ========== ========== ========== ========== ==========
Equipment Leases
Total portfolio serviced...................   $108,463            $    9,461            $    4,607
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $    1,000        .92%$       29        .31% $      23        .50%
    61-90 days.............................        320        .30          -          -         14        .30
    Over 90 days...........................      1,478       1.36          4        .04         41        .89
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies.................... $    2,798       2.58%$       33        .35% $      78       1.69%
                                            ========== ========== ========== ========== ========== ==========
Other Loans
Total portfolio serviced................... $        -            $       32             $     110
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $        -          - $        -          -  $       -        -
    61-90 days.............................          -          -          -          -         18      16.36%
    Over 90 days...........................          -          -         32     100.00%        50      45.45
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies.................... $        -          - $       32     100.00% $      68      61.81%
                                            ========== ========== ========== ========== ========== ==========

                                                  (TABLE CONTINUED ON NEXT PAGE)

             Company Combined
-------------------------------------------
Total portfolio serviced...................   $559,398              $176,651              $ 59,891
                                            ==========            ==========            ==========
Period of delinquency......................
    31-60 days............................. $    5,962       1.07% $   2,170       1.23%  $    109        .18%
    61-90 days.............................      2,270        .41        803        .45        150        .25
    Over 90 days...........................      8,581       1.53        837        .47      1,124       1.87
                                            ---------- ---------- ---------- ---------- ---------- ----------
    Total delinquencies....................  $  16,813       3.01% $   3,810       2.15%  $  1,383       2.30%
                                            ========== ========== ========== ========== ========== ==========
REO........................................ $      922             $     605              $    608
                                            ==========            ==========            ==========
Losses experienced during the period....... $      667        .12% $      98        .06%  $    129        .22%
                                            ========== ========== ========== ========== ========== ==========
Allowance for credit losses ...............
    at end of period....................... $    5,594       1.00% $   1,764       1.00%  $   707        1.18%
                                            ========== ========== ========== ========== ========== ==========

         The following table sets forth the Company's loss experience for the periods indicated.


                                                       Year Ended June 30,
                                           --------------------------------------------
                                                1998           1997           1996
                                           -------------- -------------- --------------
                                                          (In Thousands)

Business Purpose Loans..................   $        138    $          34   $          92
Home Equity Loans.......................              -                -               -
Other Loans.............................              -                -              37
Equipment Leases........................            529               64               -
                                           -------------   --------------  --------------
         Total losses...................   $        667    $          98   $         129
                                           ==============  ==============  ==============


         Since the Company sells all of the First Mortgage Loans it originates in the secondary market with servicing released, the Company has not experienced any losses on such loans to date. As a result such loans do not appear in the table above.

         The increase in the dollar amount of the Company's loans and leases delinquent over 30 days to $16.8 million at June 30, 1998 as compared to $3.8 million at June 30, 1997 reflects the continued growth of the Company's loan and lease portfolio serviced. The Company's total delinquencies as a percentage of the total loan and lease portfolio serviced increased from 2.15% at June 30, 1997 to 3.01% at June 30, 1998. The increase in the dollar amount of the Company's loans and leases delinquent at June 30, 1997 as compared to June 30, 1996 reflects the continued growth of the Company's loan and lease portfolio serviced. The Company's loans and leases delinquent over 30 days increased to $3.8 million at June 30, 1997 from $1.4 million at June 30, 1996. Total delinquencies, as a percentage of the total loan and lease portfolio serviced were 2.15% at June 30, 1997 as compared to 2.30% at June 30, 1996. See "Risk Factors -- Credit-Impaired Borrowers May Result in Increased Delinquency and Loss Rates/Increase in NonPerforming Assets and Allowance for Losses."

Interest Rate Risk Management

         The Company's profitability is largely dependent upon the spread between the effective rate of interest received on the loans originates or the pass-through rate for interests issued in connection with the securitization of loans. The Company's spread may be negatively impacted to the extent it holds fixed-rate mortgage loans in its held for sale portfolio prior to securitization. The adverse effect on the Company's spread may be the result of increases in interest rates during the period the loans are held prior to securitization or as a result of an increase in the rate required to be paid to investors in connection with the securitization.

         The Company implemented a hedging strategy in an attempt to mitigate the effect of changes in interest rates on its fixed-rate mortgage loan portfolio between the date of origination and securitization. This strategy involves short sales of a combination of U.S. Treasury securities with a duration, which closely matches the duration of the certificates sold in the securitization process. The settlement date of the short sale, as well as the buy back of the Treasury securities coincides with the anticipated settlement date of the underlying securitization.

At June 30, 1998, the Company had no outstanding short sales. During the year ended June 30, 1998, the Company incurred a loss of approximately $2.0 million on short sales of securities. The Company also prefunds loan originations in connection with its loan securitizations, which enables the Company to determine in the current period the rate to be received by the investors on loans to be originated and securitized in a future period.

         The nature and quantity of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

         The Company believes that it has implemented a cost-effective hedging program to provide a level of protection against changes in market value of its fixed-rate mortgage loans held for sale. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate the Company from interest rate changes. The nature and timing of hedging transactions may impact the effectiveness of hedging strategies. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases. In the event of a decrease in market interest rates, the Company would experience a loss on the purchase of Treasury securities to cover the short sale which would be reflected on the Company's financial statements during the period in which the purchase of the Treasury securities occurred. Such loss would be offset by the income realized from the securitization in future periods. As a result, the Company may be prevented from effectively hedging its fixed-rate loans held for sale, without reducing the Company's income in current periods due to the costs associated with the Company's hedging activities.

         In the future, the Company intends to continue to engage in short sales of Treasury securities as part of its interest rate risk management strategy and may utilize prefunding accounts as an additional hedge. The sale of Treasury securities is not however an effective hedge against the risk that the difference between the treasury rate and the rate needed to attract potential investors of asset backed securities (the "Spread") may widen.

         The Company also experiences interest rate risk to the extent that as of June 30, 1998 approximately $52.3 million of its liabilities were comprised of subordinated debt with scheduled maturities of greater than one year. To the extent that interest rates decrease in the future, the rates paid on such liabilities could exceed the rates received on new loan originations resulting in a decrease in the Company's spread. See "Risk Factors -- Changes in Interest Rates May Adversely Affect Profitability."

Interest Rate Sensitivity

         The Company's primary market risk exposure is interest rate risk. Profitability may be directly affected by the level of and fluctuations in, interest rates, which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings, which are tied to various maturities of the London Inter-Bank Offered Rate ("LIBOR"). The profitability of the Company may be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the Company's ability to originate and purchase loans. A significant decline in interest rates could increase the level of loan prepayments, thereby decreasing the size of the Company's loan servicing portfolio. To the extent that servicing rights and interest only strips have been capitalized on the books of the Company, higher than anticipated rates of loan prepayments could require the Company to write down the value of such servicing rights and interest only strips, adversely impacting earnings during the period of adjustment. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending securitization and the interest paid by the Company for funds borrowed under the Company's warehouse facilities. See "Risk Factors Changes in Interest Rates may Adversely Affect Profitability."

         The Company manages its interest rate risk on servicing and interest only strips by requiring prepayment fees on Business Purpose and Home Equity Loans, where permitted by law. Currently, approximately 75% of the Business Purpose Loans and 69% of the Home Equity Loans have prepayment fees.

         The Company manages its interest rate risk on loans in portfolio awaiting securitization by using short sales of Treasury securities. See "- Interest Rate Risk Management."

         The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates. For interest only strips and servicing rights, the table presents principal cash flows and related prepayment assumptions

                                                            Amount Maturing in Years Ending June 30,
                                   ------------------------------------------------------------------------------------------------
                                                                                                                            Fair
                                    1999         2000         2001        2002          2003     Thereafter     Total       Value
                                   -------       ------       -----      ------         -----    ----------     -----      -------
                                                                             (Dollars in Thousands)

Rate Sensitive Assets

  Interest Only Strips             $    21,685   $  19,785   $  15,752   $  13,487    $  11,805  $ 100,670    $ 183,184   $ 100,426
      Prepayment rate                    3%-24%      9%-24%     13%-24%     13%-24%      13%-24%    13%-24%      13%-24%

  Servicing Rights                 $     2,761   $   4,228   $   4,218   $   3,505    $   2,909  $  11,799    $  29,420   $  18,531
      Prepayment rate                    3%-24%      9%-24%     13%-24%     13%-24%      13%-24%    13%-24%      13%-24%

Rate Sensitive Liabilities

      Fixed interest rate
       borrowings                  $    62,873   $  16,406   $   9,960   $   7,824    $   9,208  $   8,911    $ 115,182   $ 115,182
      Average interest rate               8.77%       9.62%      10.03%      10.87%       10.58%     11.19%       10.24%

      Variable interest rate
       borrowings                       26,488          --          --          --           --         --    $  26,488   $  26,488
      Average interest rate               7.04%         --          --          --           --         --         7.07%



Liquidity and Capital Resources

         The Company's business requires continual access to short and long-term sources of debt financing. The Company's cash requirements arise from loan and lease origination and purchases, advances and funding of overcollateralization requirements in connection with securitizations, repayment of debt upon maturity, payment of operating and interest expenses and capital expenditures.

         The Company continues to rely significantly on securitizations to generate cash for the repayment of debt and to fund its ongoing operations. As a result of the terms of the securitizations, the Company will receive less cash flow from the portfolio of loans and leases securitized than it would otherwise receive absent securitizations. Additionally, pursuant to the terms of the securitizations, the Company will act as the servicer of the loans and leases and in that capacity will be obligated to advance funds in certain circumstances which may create greater demand on the Company's cash flow than either selling or maintaining portfolios of loans and leases. See "-- General" and "-- Results of Operations."

         Subject to economic, market and interest rate conditions, the Company intends to continue to implement additional securitizations of its loan and lease portfolios. Any delay or impairment of the Company's ability to securitize its loans and leases, as a result of market conditions or otherwise, could adversely affect the Company's results of operations. See "Risk Factors -- Dependence Upon Securitizations and Fluctuations in Operating Results."

         To a limited extent, the Company intends to continue to augment the interest and fee income it earns on its loan and lease portfolios, by selling loans and leases either at the time of origination or from its portfolio to unrelated third parties. These transactions also create additional liquid funds available for lending activities.

         The Company also relies on borrowings such as its subordinated debt and warehouse credit facilities to fund its operations. At June 30, 1998, the Company had a total of $115.2 million of subordinated debt outstanding, including $9.5 million and $127,000 issued by NJMIC and American Business Finance Corporation ("ABFC"), respectively, and available credit facilities totaling $210.0 million, of which $26.5 million was drawn upon at such date.

         Effective October 1, 1997, ABFS assumed $9.9 million of subordinated debt previously issued by NJMIC. Of this amount, $9.5 million was outstanding at June 30, 1998 and included maturity dates ranging from August 1998 to May 2003. In addition during the year ended June 30, 1998, ABFS sold $71.6 million in principal amount of subordinated debt (including redemptions and repurchases by investors) pursuant to a registered public offering with maturities ranging between one day and ten years. As of June 30, 1998, ABFS has approximately $105.5 million of subordinated debt outstanding (exclusive of subordinated debt of its subsidiaries, NJMIC and ABFC). The proceeds of such sales of debt have been used to fund general operating and lending activities. The Company intends to meet its obligation to repay such debt as it matures with income generated through its lending activities. The utilization of funds for the repayment of such obligations should not adversely affect the Company's operations.

         The Company's subsidiaries have an aggregate $100.0 million Interim Warehouse and Security Agreement with Prudential Securities Credit Corporation.

         In July 1997, the Company and certain of its subsidiaries obtained a $110.0 million warehouse credit facility from a syndicate of banks led by Chase Bank of Texas N.A. Under this warehouse facility, the Company may obtain advances, subject to certain conditions, including sublimits based upon the type of collateral securing the advance. Interest rates on the advances are based upon 30-day LIBOR plus a margin. The Company's obligations under the facility are collateralized by certain pledged loans and leases and other collateral related there to. The facility also requires the Company to meet certain financial ratios and contains restrictive covenants, including covenants limiting loans to and transactions with affiliates, the insurance of additional debt, and the types of investments that can be made by the Company and its subsidiaries. The facility has a term of two years.

         As of June 30, 1998, the Company had $90.7 million of debt scheduled to mature during the year ending June 30, 1999 which was comprised of maturing subordinated debt, warehouse facilities and other debt incurred in connection with the acquisition of NJMIC. The Company currently expects to refinance the maturing debt through extensions of maturing debt or new debt financing and, if necessary, may retire the debt through cash flow from operations and loans and lease sales or securitizations. The Company intends to continue to utilize debt financing to fund its operations in the future. Any failure to renew or obtain adequate finding under a warehouse credit facility, or other borrowings, or any substantial reduction in the size of or pricing in the markets for the Company's loans and leases, could have a material adverse effect on the Company's results of operations and financial condition. To the extent the Company is not successful in maintaining or replacing existing financing, it would have to curtail its loan and lease production activities or sell loan and lease production activities or sell loans and leases rather than securitize them, thereby having a material adverse effect on the Company's results of operations and financial condition. See "Risk Factors -- Dependence Upon Debt Financing."

         The Company leases its corporate headquarters facilities under a five-year operating lease expiring in January 2003 at a minimum annual rental of approximately $1.9 million. The lease contains a renewal option for an additional period at increased annual rental. The Company also leases a facility in Roseland, New Jersey which functions as the loan production headquarters for NJMIC and its subsidiaries at an annual rental cost of approximately $575,000. The current lease term expires on July 31, 2003 and contains a renewal option for an additional term of five years at an increased annual rental. In addition, the Company leases branch offices on a short-term basis in various cities throughout the United States. The leases for the branch offices are not material to the Company's operations. See Note 11 of the Notes to Consolidated Financial Statements for information regarding the Company's lease payments.

         Many existing computer programs, including those utilized by the Company, use only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If not corrected, many computer applications could fail or create erroneous results by or at the Year 2000.

         In 1997, the Company established its Year 2000 Task Force to assess the Company's Year 2000 issues and to implement the Company's Year 2000 compliance program. Such task force includes members of the Company's Information Technology Department, Finance Department and certain officers of the Company's operating subsidiaries. The Company has completed an initial assessment of its core information technology systems and is in the process of testing the remainder of its information technology systems as well as non-information technology systems, which include the Company's telecommunication systems, business machines and building and premises systems.

         The Company's core applications systems are currently client/server based and hosted by Intel servers or a Unisys mainframe. The Company is currently in the process of replacing all core systems for business functionality and growth reasons which are unrelated to the Year 2000 issue. The Company commenced this replacement process in 1996 and currently anticipates that it will be completed by the end of 1999. It is the Company's intention to have all systems that will be developed or acquired as part of this replacement process to be Year 2000 compliant.

         Based upon the current status of the its Year 2000 compliance program, the Company has targeted the fourth quarter of 1999 for completion of the Year 2000 compliance program. The Company is in the process of developing a contingency plan in the event its systems are not Year 2000 compliant on a timely basis. As part of its Year 2000 compliance program, the Company intends to hire a consultant to validate the Company's assessment of its Year 2000 Issue and to assist the Company's internal Information Technology Department in managing the Year 2000 compliance program. The Company currently estimates that the costs directly associated with its Year 2000 compliance program will be approximately $300,000. The funds necessary to complete the Year 2000 compliance program will come from the Company's Information Technology operating budget.

         As part of its Year 2000 compliance program, the Company is contacting and surveying vendors with whom which the Company does a material amount of business to determine whether these parties' systems (to the extent they relate to the Company's business) are subject to the Year 2000 issue. The failure of the Company's vendors to convert their systems on a timely basis may have a material adverse effect on the Company's operations. The Company is in the process of developing a contingency plan in the event these vendors are not Year 2000 compliant on a timely basis. See "Risk Factors -- Year 2000 Compliance."

Recent Accounting Pronouncements

         Set forth below are recent accounting pronouncements which may have a future effect on the Company's operations. These pronouncements should be read in conjunction with the significant accounting policies, which the Company has adopted that are set forth in the Note 1 of the Notes to the Company's Consolidated Financial Statements.

         In February, 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per Share" which is effective for annual and interim periods ending after December 15, 1997, and requires retroactive application to all periods presented. It supersedes the presentation of basic earnings per Share, which does not consider the effect of common stock equivalents. The computation of diluted earnings per share gives effect to all dilutive potential common shares that were outstanding during the period. The adoption of this standard did not have a material effect on the Company's net income per share in years ended June 30, 1998, 1997 and 1996.

         In June 1997, the FASB issued SFAS No. 130 "Reporting Comprehensive Income" which is effective for annual and interim periods beginning after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Currently, the Company does not have any items which would be required to be reported under SFAS No. 130. See Note 1 to the Company's Consolidated Financial Statements.

         In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of and Enterprise Related Information" which is effective for financial statements issued for years beginning after December 15, 1997. This statement established standards for the method that public entities report information about operating segment in annual financial statements and requires that those enterprises report selected information about operating results in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The adoption of this standard is not expected to have a material effect on the Company's financial reporting.

         In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign currency denominated forecasted transaction.

         SFAS No. 133 amends SFAS No. 52 "Foreign Currency Translation" to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It supersedes SFAS No. 80 "Accounting for Futures Contracts, Risk and Financial Instruments with Concentrations of Credit Risk" and No. 119 "Disclosure and Derivative Financial Instruments and Fair Value of Financial Instruments." Such statement also amends SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" to include in SFAS No. 107 the disclosure provisions about concentrations of credit risk from SFAS No. 105. SFAS No. 133 also nullifies or modifies the consensus reached on a number of issues addressed by the Emerging Issues Task Force.

         SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this statement should be as of the beginning of an entity's fiscal quarter following June 15, 1999. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. Earlier application of all of the provisions of this statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. This statement should not be applied retroactively to financial statements of prior periods. The Company has not completed an analysis of the potential effects of SFAS No. 133 on the Company's financial condition and results of operations. See Note 1 to the Company's Consolidated Financial Statements.

Impact of Inflation and Changing Prices

         The Consolidated Financial Statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars (except with respect to securities which are carried at market value), without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

                                   BUSINESS

General

         ABFS is a financial services company operating primarily in the eastern region of the United States. The Company, through its principal direct and indirect subsidiaries, originates, sells and services Business Purpose Loans, Home Equity Loans and First Mortgage Loans. The Company also originates Equipment Leases. In addition, the Company commenced implementation of the Bank Alliance Program in fiscal 1996 pursuant to which it has entered into exclusive business arrangements with several financial institutions pursuant to which the Company will purchase Home Equity Loans that do not meet the underwriting guidelines of the selling institution but that do meet the Company's underwriting criteria.

         The Company's customers currently consist primarily of two groups. The first category of customers includes credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations that have historically provided loans only to individuals with favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit characteristics and/or unverifiable income and respond favorably to the Company's marketing efforts. The second category of customers includes borrowers who would qualify for loans from traditional lending sources but elect to utilize the Company's products and services. The Company's experience has indicated that these borrowers are attracted to the Company's loan products as a result of its marketing efforts, the personalized service provided by the Company's staff of highly trained lending officers and the timely response to loan requests. Historically, both categories of customers have been willing to pay the Company's origination fees and interest rates which are generally higher than those charged by traditional lending sources. The Company also markets First Mortgage Loans to borrowers with favorable credit histories. The Company's lease customers are typically small businesses or proprietorships with less than 100 employees with favorable credit histories.

         The Company was incorporated in Delaware in 1985, began operations in 1988 and initially offered Business Purpose Loans. The Company currently originates Business Purpose Loans through a retail network of salespeople in Pennsylvania, Delaware, New Jersey, New York, Virginia, Maryland, Connecticut and Ohio. The Company focuses its marketing efforts on small businesses who do not meet all of the credit criteria of commercial banks and small businesses that the Company's research indicates are predisposed to using the Company's products and services.

         The Business Purpose Loans originated by the Company are secured by real estate. In substantially all cases, the Company receives additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available. The Company's Business Purpose Loans are generally originated with fixed rates and typically have origination fees of 5.0% to 6.0%. The weighted average interest rate received on the Business Purpose Loans originated by the Company was 15.96% for the year ended June 30, 1998. Business Purpose Loans typically have significant prepayment fees which the Company believes tend to extend the average life of such loans and make these loans more attractive products to securitize. The Business Purpose Loans securitized in the Company's last two securitizations had a weighted average loan-to-value ratio (based solely upon the real estate collateral securing the loans) of 60.5% at the time of securitization.

         The Company's strategy for expanding its business purpose lending program focuses on motivating borrowers through the investment in retail marketing and sales efforts rather than on emphasizing discounted pricing or a reduction in underwriting standards. The Company utilizes a proprietary training program involving extensive and on-going training of its loan officers. The Company originated $52.3 million of Business Purpose Loans for the year ended June 30, 1998. See "--Lending and Leasing Activities --Business Purpose Lending."

         ABFS entered the Home Equity Loan market in 1991. The Company originates Home Equity Loans primarily to credit-impaired borrowers through retail marketing which includes telemarketing operations, direct mail, radio and television advertisements. The Company currently originates Home Equity Loans in Pennsylvania, New Jersey, New York, Delaware, Maryland, Maine, Virginia, West Virginia, Georgia, North Carolina, South Carolina, Florida, Connecticut, Illinois, Ohio, Indiana, Kentucky, Missouri, Mississippi, Michigan and Tennessee. The Company originated $328.1 million of Home Equity Loans during the year ended June 30, 1998. The weighted average interest rate on Home Equity Loans originated by the Company was 11.95% for the year ended June 30, 1998.

         The Company initiated the Bank Alliance Program in fiscal 1996. The Company believes that the Bank Alliance Program is a unique method of increasing the Company's production of Home Equity Loans to credit-impaired borrowers. Currently, the Company has entered into agreements with eight financial institutions which provide the Company with the opportunity to underwrite, process and purchase Home Equity Loans generated by the branch networks of such institutions which consist of approximately 1,000 branches located in Pennsylvania, Delaware, New Jersey and Maryland. The Company is also negotiating with other financial institutions regarding their participation in the program. The Company intends to expand its Bank Alliance Program with financial institutions across the United States. See "--Lending and Leasing Activities -- Home Equity Lending."

         ABFS began offering First Mortgage Loans in October 1997 in connection with its acquisition of NJMIC. NJMIC has been originating mortgage loans since 1939. The Company originates First Mortgage Loans for sale in the secondary market with servicing released. The Company's first mortgage lending market area includes 29 states. The Company originated $33.7 million of First Mortgage Loans during the year ended June 30, 1998. See "-- Lending and Leasing Activities -- First Mortgage Lending."

         ABFS began offering Equipment Leases in December 1994 to complement its business purpose lending program. The Company originates leases on a nationwide basis. The Company originated $70.5 million of Equipment Leases during the year ended June 30, 1998. The weighted average interest rate received on the Equipment Leases originated by the Company was 12.19% for the year ended June 30, 1998. In the past, the Company held all Equipment Leases originated in its lease portfolio to generate interest income. In fiscal 1998, the Company began securitizing its Equipment Lease portfolio. The Company intends to continue to securitize its Equipment Lease portfolio subject to market and economic conditions. See "--Lending and Leasing Activities."

         From the inception of the Company's business in 1988 through June 30, 1998, the Company has experienced total net loan and lease losses of approximately $1.0 million. The Company's losses on its total loan and lease portfolio serviced totaled $667,000, $98,000 and $129,000, respectively, for the years ended June 30, 1998, 1997 and 1996. The Company's loans and leases delinquent over 30 days (excluding real estate owned) represented 3.01% of the total loan and lease portfolio serviced at June 30, 1998. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset Quality."

         The ongoing securitization of loans and leases is a central part of the Company's current business strategy. Through June 30, 1998, the Company had securitized an aggregate of $545.9 million of loans and leases, consisting of $129.4 million of Business Purpose Loans and $356.8 million of Home Equity Loans. In addition, during fiscal 1998, the Company securitized $59.7 million of Equipment Leases. The Company retains the servicing rights on its securitized loans and leases. See "--Securitizations."

         In addition to securitizations, the Company funds its operations with subordinated debt that the Company markets directly to individuals from the Company's principal operating office located in Pennsylvania and branch offices located in Florida and Arizona. At June 30, 1998, the Company had $115.2 million in subordinated debt outstanding which was sold through public offerings. Such debt had a weighted average coupon of 9.35% and a weighted average maturity of 22.7 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

         The Company intends to continue to utilize funds generated from the securitization of loans and leases as well as the sale of subordinated debt to increase its loan and lease originations and to expand into new geographic markets, with an initial focus on the continued expansion in the southeastern and midwestern regions of the United States.

Subsidiaries

         ABFS' only activity as of the date hereof has been: (i) acting as the holding company for its operating subsidiaries and (ii) raising capital for use in the Company's lending operations. ABFS is the parent holding company of ABC and its primary subsidiaries, Upland, Processing Service Center, Inc. ("PSC"), ABL and ABC Holdings Corporation ("Holdings") and NJMIC and its subsidiary, Federal. The Company and its direct and indirect subsidiaries are collectively referred in this Prospectus as the "Company."

         ABC, a Pennsylvania corporation incorporated in 1988 and acquired by the Company in 1993, originates, services and sells Business Purpose Loans. HAC, a Pennsylvania corporation incorporated in 1991, originates and sells Home Equity Loans. HAC acquired Upland Mortgage Corp. in 1996 and since such time has conducted business as "Upland Mortgage." Upland also purchases Home Equity Loans through the Bank Alliance Program. PSC processes Home Equity Loan applications for financial institutions as part of the Bank Alliance Program. Incorporated in 1994, ABL commenced operations in 1995 and originates and services Equipment Leases.

         NJMIC, a New Jersey corporation organized in 1938 and acquired by the Company in October 1997, is currently engaged in the origination and sale of Home Equity Loans, as well as

First Mortgage Loans. NJMIC originates loans secured by real estate located in 29 states. Such loans are originated through NJMIC's eight-state network of six branch sales offices and three satellite offices. NJMIC has been offering mortgage loans since 1939. Historically, NJMIC sold loans it originated in the secondary market with servicing released. The Company intends to continue to sell First Mortgage Loans originated by NJMIC in the secondary market with servicing released. The Company intends to securitize Home Equity Loans originated by NJMIC pursuant to the Company's current securitization program.

         NJMIC's wholly-owned subsidiary, Federal, is a Delaware corporation which was organized in 1974. Federal generally originates leases throughout the United States and sells such leases through securitizations and maintains the servicing on such leases.

         Holdings, a Pennsylvania corporation, was incorporated in 1992 to hold properties acquired through foreclosure.

         The Company's indirect subsidiaries, ABFS 1995-1, Inc., ABFS 1995-2, Inc., ABFS 1996-1, Inc., ABFS 1996-2, Inc., ABFS 1997-1, Inc., ABFS 1997-2,
Inc., ABFS 1998-1, Inc., ABFS 1998-2, Inc., ABFS 1998 A-1, Inc., ABFS 1998
A-2, Inc., ABFS Finance LLC and ABFS Residual LLC, were incorporated to facilitate the Company's securitizations. Certain of such companies are Delaware investment holding companies. The stock of such subsidiaries is held by various subsidiaries of ABFS. In connection with the acquisition of NJMIC and Federal, the Company acquired FLC Financial Corp. and FLC II Financial Corp., the Delaware investment holding companies incorporated to facilitate the securitization of Federal's leases. The stock of such companies is held by Federal. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest only and residual strips created in connection with the Company's securitizations. See "--Securitizations."

       The following chart sets forth organizational structure of ABFS.(1)

                ------------------------------------------------

                                      ABFS

                ------------------------------------------------

                                (Holding Company)
                        (Issues subordinated debentures)

                ------------------------------------------------

                         AMERICAN BUSINESS CREDIT, INC.

                ------------------------------------------------

                (Originates and services Business Purpose Loans)

                ------------------------------------------------

----------------------------------------------------------------------------------------------

                       HOME AMERICAN
      NEW JERSEY        CREDIT, INC.    PROCESSING SERVICE    AMERICAN            ABC
     MORTGAGE AND          d/b/a          CENTER, INC.        BUSINESS          HOLDINGS
   INVESTMENT CORP.        UPLAND                          LEASING, INC.          CORP.
                         MORTGAGE (2)
    (Originates and     (Originates,     (Processes Bank   (Originates and   (Holds foreclosed
    services First     purchases and    Alliance Program  services Equipment    real estate)
   Mortgage and Home   services Home    Home Equity Loans)    Leases)
     Equity Loans)     Equity Loans)
         |
         |
         |
         |
      FEDERAL
   LEASING CORP.


     (Originates
  Equipment Leases)





--------

(1) In addition, to the corporations pictured above, the Company organizes a special purpose corporation for each of its securitizations. Such corporations are indirect subsidiaries of ABFS.

(2) Loans purchased by Upland represent loans acquired through the Bank Alliance Program.

Lending and Leasing Activities

         General. The following table sets forth certain information concerning the loan and lease origination, purchase and sale activities of the Company for the years indicated. The Company did not originate First Mortgage Loans prior to October 1997.



                                                      ----------------------------------------
                                                          1998         1997          1996
                                                      ------------ ------------ --------------
                                                               (Dollars in Thousands)

Loans/Leases Originated/Purchased
   (Net of Refinances)
      Business Purpose Loans.........................   $   52,335    $  38,721      $  28,872
      Home Equity Loans..............................   $  328,089    $  91,819      $  36,479
      First Mortgage Loans...........................   $   33,671           --             --
      Equipment Leases...............................   $   70,480    $   8,004      $   5,967
      Other Loans....................................           --    $      39      $     240
Number of Loans/Leases Originated/Purchased
      Business Purpose Loans.........................          632          498            371
      Home Equity Loans..............................        5,292        1,791            772
      First Mortgage Loans...........................          218           --             --
      Equipment Leases...............................        3,350          743            530
      Other Loans....................................           --            8             52
Average Loan/Lease Size
      Business Purpose Loans.........................    $      83    $      78      $      78
      Home Equity Loans..............................    $      62    $      51      $      47
      First Mortgage Loans...........................    $     154           --             --
      Equipment Leases...............................    $      21    $      11      $      11
      Other Loans....................................           --    $       5      $       5
Weighted Average Interest Rate on Loans/Leases
   Originated/Purchased
      Business Purpose Loans.........................        15.96%       15.91%         15.83%
      Home Equity Loans..............................        11.95%       11.69%          9.94%
      First Mortgage Loans...........................         8.22%          --             --
      Equipment Leases...............................        12.19%       15.48%         17.22%
      Other Loans....................................           --        20.83%         24.50%
Weighted Average Term (in months)
      Business Purpose Loans.........................     $    172          184            169
      Home Equity Loans..............................     $    244          218            194
      First Mortgage Loans...........................     $    340           --             --
      Equipment Leases...............................     $     49           40             42
      Other Loans....................................           --           59             50
Loans/Leases Sold
      Business Purpose Loans.........................       54,135    $  38,083      $  28,252
      Home Equity Loans..............................      292,549    $  80,734      $  24,325
      First Mortgage Loans...........................       29,910           --             --
      Equipment Leases...............................       59,700    $      --      $   2,259
      Other Loans....................................           --    $      58      $   1,108
Number of Loans/Leases Sold
      Business Purpose Loans.........................          629          497            378
      Home Equity Loans..............................        4,561        1,631            512
      First Mortgage Loans...........................          192           --             --
      Equipment Leases...............................        3,707           --            193
      Other Loans....................................           --            8            252
Weighted Average Rate on Loans/Leases
      Originated.....................................       11.63%       13.09%         12.97%


         The following table sets forth information regarding the average loan-to-value ratios for loans originated by the Company during the periods indicated. The Company did not originate any First Mortgage Loans prior to October 1997.


                                                                      Year Ended June 30,
                                                     ----------------------------------------------------
                     Loan Type                          1998                 1997                 1996
                   -------------                     ----------            ---------             --------
Business Purpose Loans.............................    60.5%                60.0%                 58.9%
Home Equity Loans..................................    76.6                 72.0                  68.8
First Mortgage Loans...............................    79.9                  --                    --


         The following table shows the geographic distribution of the Company's loan and lease originations and purchases during the periods indicated.


                                                               Year Ended June 30,
                                   1998         %        1997        %       1996        %        1995        %
                               ------------ ---------- --------- --------- --------- ---------- --------- ---------
                                                              (Dollars in Thousands)

Pennsylvania.................. $    150,048      31.06% $ 53,834    38.85%  $ 33,324      46.57% $ 17,913     46.57%
New Jersey....................      128,025      26.38    40,725    29.39     20,986      29.33    16,300     42.38
New York......................       54,907      11.31     8,343     6.02      7,417      10.36     1,534      3.99
Florida.......................       23,905       4.93     3,670     2.65        674       0.94       149      0.39
Georgia.......................       23,084       4.76    10,092     7.28        181       0.25        98      0.25
Virginia......................       13,138       2.71     5,469     3.95        104       0.15       111      0.29
California....................       12,709       2.62        --       --         --         --        --        --
Maryland......................       11,748       2.42     5,010     3.61      4,408       6.16     1,191      3.10
Delaware......................       10,823       2.23     3,117     2.25      2,724       3.81       481      1.25
Connecticut...................        5,964       1.23     2,005     1.45         87       0.12         5      0.01
North Carolina................        5,144       1.06     4,245     3.06         78       0.11         6      0.02
Texas.........................        6,430       1.33        --       --         --         --        --        --
Other.........................       38,650       7.98     2,073     1.49      1,575       2.20       673      1.75
                               ------------ ---------- --------- --------- --------- ---------- --------- ---------
         Total................  $   484,575     100.00% $138,583   100.00%   $71,558     100.00% $ 38,461    100.00%
                               ============ ========== ========= ========= ========= ========== ========= =========

         Business Purpose Lending. Through its subsidiary, ABC, the Company originates Business Purpose Loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition and debt-consolidation. The Company does not target any particular industries or trade groups and, in fact, takes precautions against concentrations of loans in any one industry group. All Business Purpose Loans are collateralized by a first or second mortgage lien on a principal residence or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In addition, such loans are generally further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available.

         Business Purpose Loans generally range from $15,000 to $350,000 and had an average loan size of approximately $83,000 for the loans originated during the year ended June 30, 1998. Generally, Business Purpose Loans are made at fixed rates and for terms ranging from five to 15 years. Such loans generally have origination fees of 5.0% to 6.0% of the aggregate loan amount. For the year ended June 30, 1998, the weighted average interest rate received on such loans was 15.96% and the average loan-to-value ratio was 60.5% for the loans originated by the Company during such period. During the year ended June 30, 1998, the Company originated $52.3 million of Business Purpose Loans.

         Generally, the Company computes interest due on its outstanding loans using the simple interest method. Where permitted by applicable law, a prepayment fee is imposed. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees provided for in the Company's Business Purpose Loan documents generally amount to a significant portion of the outstanding loan balance. The Company believes that such prepayment terms tend to extend the average life of such loans and make such loans more attractive products to securitize. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the Company and the individual borrower prior to consummation of the loan. See "--Securitizations."

         Home Equity Lending. The Company originates Home Equity Loans primarily to credit-impaired borrowers through Upland and NJMIC. Historically, Home Equity Loans originated and funded by the Company were sold to one of several third party lenders, at a premium and with servicing released. Currently, the Company builds portfolios of Home Equity Loans for the purpose of securitizing such loans.

         Home Equity Loan applications are obtained from potential borrowers over the phone and in person. The loan request is then processed and closed. The loan processing staff generally provides its home equity borrowers with a loan approval within 24 hours and closes its Home Equity Loans within approximately seven to ten days of obtaining a loan approval.

         Home Equity Loans generally range from $15,000 to $250,000 and had an average loan size of approximately $62,000 for the loans originated during the year ended June 30, 1998. Generally, Home Equity Loans are made at fixed rates of interest and for terms ranging from 5 to 30 years. Such loans generally have origination fees of approximately 2.0% of the aggregate loan amount. For the year ended June 30, 1998, the weighted average interest rate received on such loans was 11.95% and the average loan-to-value ratio was 76.6% for the loans originated by the Company during such period. During the year ended June 30, 1998, the Company originated $328.1 million of Home Equity Loans. The Company attempts to maintain its interest and other charges on Home Equity Loans competitive with the lending rates of other finance companies and banks. Where permitted by applicable law, a prepayment fee may be imposed and is generally charged to the borrower on the prepayment of a Home Equity Loan except in the event the borrower refinances a Home Equity Loan with the Company.

         In fiscal 1996, Upland, in conjunction with PSC, implemented the Bank Alliance Program which is designed to provide an additional source of Home Equity Loans. The Bank Alliance Program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines have generally provided mortgage financing only to the most credit-worthy borrowers. This program enables such financial institutions to originate loans to credit-impaired borrowers in order to achieve certain community reinvestment objectives and to generate fee income and subsequently sell such loans to Upland.

         Under this program, a borrower who fails to meet a financial institution's underwriting guidelines will be referred to PSC which will process the loan application and underwrite the loan pursuant to Upland's underwriting guidelines. If the borrower qualifies under Upland's underwriting standards, the loan will be originated by the financial institution and subsequently sold to Upland.

         Since the introduction of this program, agreements have been entered into with eight financial institutions which provide the Company with the opportunity to underwrite, process and purchase loans generated by the branch networks of such institutions which consist of approximately 1,000 branches located in Pennsylvania, Delaware, New Jersey and Maryland. During fiscal 1998, the Company purchased $22.3 million of loans, pursuant to this program. The Company continues to market this program to other regional and national banking institutions. The Company is also negotiating with other financial institutions regarding their participation in the program.

         First Mortgage Loans. In October 1997 in connection with its acquisition of NJMIC, the Company commenced originating First Mortgage Loans secured by one-to four-unit residential properties located primarily in the eastern region of the United States. Such properties are generally owner-occupied single family residences but may also include second homes and investment properties. Such loans are generally made to borrowers with favorable credit histories and are underwritten pursuant to FHLMC or FNMA standards to permit their sale in the secondary market. NJMIC typically sells such loans to third parties with servicing released. NJMIC also originates FHA and VA loans which are subsequently sold to third parties with servicing released. NJMIC originates such loans for sale in the secondary market. During the year ended June 30, 1998, NJMIC originated $33.7 million of First Mortgage Loans.

         Leasing Activities. The Company through its indirect subsidiaries, ABL and Federal, originates Equipment Leases to corporations, partnerships, other entities and sole proprietors on various types of business equipment including, but not limited to, computer equipment, automotive equipment, construction equipment, commercial equipment, medical equipment and industrial equipment. The Company generally does not target credit-impaired borrowers. All such lessees must meet certain specified financial and credit criteria. The Company originates leases throughout the United States.

         Generally, the Company's Equipment Leases are of two types: (i) finance leases which have a term of 12 to 60 months and provide a purchase option exercisable by the lessee at $1.00 or 10% of the original equipment cost at the termination of the lease, and (ii) fair market value or true leases which have a similar term but provide a purchase option exercisable by the lessee at the fair market value of the equipment at the termination of the lease. The Company's Equipment Leases generally range in size from $5,000 to $250,000, with an average lease size of approximately $21,000 for the leases originated during the year ended June 30, 1998. Leases in excess of $250,000 are generally sold on a non-recourse basis to third parties. The Company's leases generally have maximum terms of five years. The weighted average interest rates received on such leases for the year ended June 30, 1998 was 12.19%. During the year ended June 30, 1998, the Company originated $70.5 million of Equipment Leases. Generally, the interest rates and other terms and conditions of the Company's Equipment. Leases are competitive with the leasing terms of other leasing companies in its market area.

         In the past all leases originated by ABL were generally held in the Company's lease portfolio. Historically, Federal sold all leases originated by it through securitizations with servicing retained. At June 30, 1998, the principal value of the Company's lease portfolio totaled $11.4 million. Such leases are serviced by ABL or Federal. ABL has developed relationships with third party purchasers of leases and from time to time will sell a portion of the leases it originates to such third parties. The sale of leases to third party purchasers may or may not require ABL to retain the servicing rights to such leases. During fiscal 1998, the Company completed a securitization of $59.7 million of Equipment Leases. The Company intends to continue to securitize its lease portfolio subject to market and economic conditions. See "Risk Factors -- Risks Associated with Leasing Activities."

Marketing Strategy

         The Company concentrates its marketing efforts primarily on two potential customer groups, one of which, based on historical profiles, displays a pre-disposition for being customers of the Company's loan and lease products and the other being credit-impaired borrowers that satisfy the Company's underwriting guidelines. The Company also markets First Mortgage Loans and leases to borrowers with favorable credit histories.

         The Company's marketing efforts for Business Purpose Loans focus on the Company's niche market of selected small businesses located in the Company's market area which generally includes the eastern region of the United States. The Company targets businesses which it believes would qualify for loans from traditional lending sources but would elect to utilize the Company's products and services. The Company's experience has indicated that these borrowers are attracted to the Company as a result of its marketing efforts, the personalized service provided by the Company's staff of highly trained lending officers and the timely response to loan applications. Historically, such customers have been willing to pay the Company's origination fees and interest rates which are generally higher than those charged by traditional lending sources.

         The Company markets Business Purpose Loans through various forms of advertising, and a direct sales force. Advertising media utilized includes large direct mail campaigns and newspaper and radio advertising. The Company's commissioned sales staff, which consists of full-time highly trained sales persons, are responsible for converting advertising leads into loan applications. The Company utilizes a proprietary training program involving extensive and on-going training of its lending officers. The Company's sales staff utilizes significant person-to-person contact to convert direct mail advertising into loan applications and maintains contact with the borrower throughout the application process.

         The Company markets Home Equity Loans through telemarketing, direct mail campaigns as well as television, radio and newspaper advertisements. The Company's television advertising campaign initiated in September 1996 was designed to complement the other forms of advertising utilized by the Company. The Company's integrated approach to media advertising is intended to maximize the effect of the Company's advertising campaigns. The Company also utilizes a network of loan brokers.

         The Company's marketing efforts for Home Equity Loans are concentrated in the eastern region of the United States. In connection with the acquisition of NJMIC, the Company expanded its branch office network to include the states of Illinois, Ohio and Delaware in addition to its offices in Georgia, Maryland, South Carolina and Florida. The Company may open additional sales offices in other states in the future. Loan processing, underwriting, servicing and collection procedures are performed at the Company's main office in Pennsylvania. The Company also utilizes the Bank Alliance Program as an additional source of loans. See "--Lending and Leasing Activities -- Home Equity Lending."

         The Company markets First Mortgage Loans through its network of loan brokers. The Company's marketing efforts for First Mortgage Loans are concentrated in the mid-Atlantic region of the United States.

         The Company, through ABL and Federal, markets its Equipment Leases throughout the United States. The Company's marketing efforts in the leasing area are focused on the Company's niche market of distributors of small to medium-sized office, industrial and medical equipment. ABL and Federal primarily obtain their equipment leasing customers through equipment manufacturers, brokers and vendors with whom they have a relationship and through a direct sales force.

Loan and Lease Servicing

         Generally, the Company services the loans and leases it maintains in its portfolio or which are securitized by the Company in accordance with its established servicing procedures. Servicing includes collecting and transmitting payments to investors, accounting for principal and interest, collections and foreclosure activities, and disposing of real estate owned. At June 30, 1998, the Company's total servicing portfolio included 22,253 loans and leases with an aggregate outstanding balance of $559.4 million. The Company generally receives servicing fees of 0.50% to 0.75% per annum based upon the outstanding balance of securitized loans serviced and the Company's responsibilities related to collections and accounting for such loans. The Company's servicing and collections activities will continue to be centralized at the Company's principal operating office located in Bala Cynwyd, Pennsylvania.

         In servicing its loans and leases, the Company typically sends an invoice to borrowers on a monthly basis advising them of the required payment and its due date. The Company initiates the collection process immediately after a borrower fails to make a monthly payment. More specifically, when a loan or lease becomes 45 to 60 days delinquent, it is transferred to the Company's work-out department. The work-out department attempts to reinstate a delinquent loan or lease, seek a payoff, or occasionally enter into a modification agreement with the borrower to avoid foreclosure. All proposed work-out arrangements are evaluated on a case-by-case basis, based upon the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If the loan or lease becomes delinquent 61 days or more and a satisfactory work-out arrangement with the borrower is not achieved or the borrower declares bankruptcy, the matter is immediately referred to counsel for collection. Legal action may be initiated prior to a loan or lease becoming delinquent over 60 days if management determines that the circumstances warrant such action.

         The Company believes that the low level of delinquencies experienced by the Company during prior periods is due, in large part, to the Company's maintenance of a high level of borrower contact and a servicing relationship appropriate to the Company's borrowing base and a consistent application of the Company's underwriting guidelines. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Asset Quality."

         Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired or expected to be acquired by foreclosure or deed in lieu of foreclosure, it is recorded at the lower of cost or estimated fair value, less estimated cost of disposition. After acquisition, all costs incurred in maintaining the property are expensed.

         The Company's ability to foreclose on certain properties may be affected by state and federal environmental laws which impose liability on the property owner for the costs related to the investigation and clean up of hazardous or toxic substances or chemicals released on the property. Although the Company's loans are primarily secured by residential real estate, there is a risk that the Company could be required to investigate or clean up an environmentally damaged property which is discovered after acquisition by the Company. To date, the Company has not been required to perform any investigation or clean up activities nor has it been subject to any environmental claims. See "Risk Factors -- Environmental Concerns."

         The Company in its capacity as the servicer of securitized loans and leases is obligated to advance funds (an "Advance") in respect of each monthly loan or lease payment that accrued during the collection period for the loans or leases but was not received, unless the Company determines that such Advances will not be recoverable from subsequent collections in respect to the related loans or leases. See "-- Securitizations."

Underwriting Procedures and Practices

         Summarized below are certain of the policies and practices which are followed in connection with the origination of Business Purpose Loans, Home Equity Loans and First Mortgage Loans and the origination of Equipment Leases. It should be noted that such policies and practices will be altered, amended and supplemented as conditions warrant. The Company reserves the right to make changes in its day-to-day practices and policies in its sole discretion.

         The Company's loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability and the value and adequacy of the mortgaged property as collateral. Initially, the borrower is required to fill out a detailed application providing pertinent credit information. As part of the description of the borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income by obtaining and reviewing one or more of the borrower's pay stubs, income tax returns, checking account statements, W-2 tax forms or verification of business or employment forms. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the borrower's monthly obligations.

         Generally, Business Purpose Loans collateralized by residential real estate must have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans of no greater than 75%. Business Purpose Loans collateralized by commercial real estate must generally have an overall loan-to-value ratio (based solely on the independent appraised fair market value of the real estate collateral securing the loan) of no greater than 60% percent. In addition, in substantially all instances, the Company also receives additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets, as available. The Business Purpose Loans originated by the Company had an average loan-to-value ratio of 60.5% for the year ended June 30, 1998.

         The maximum acceptable loan-to-value ratio for Home Equity Loans held in portfolio or securitized is generally 90%. The Home Equity Loans originated by the Company had an average loan-to-value ratio of 76.6% for the year ended June 30, 1998. Occasionally, exceptions to these maximum loan-to-value ratios are made if other collateral is available or if there are other compensating factors. Title insurance is generally obtained in connection with all real estate secured loans.

         The Company generally does not lend more than 95% of the appraised value in the case of First Mortgage Loans, other than FHA and VA Loans. The Company generally requires private mortgage insurance on all such First Mortgage Loans with loan-to-value ratios in excess of 80% at the time of origination in order to reduce its exposure. The Company obtains mortgage insurance certificates from the FHA on all FHA loans and loan guaranty certificates from the VA on all VA loans regardless of the loan-to-value ratio on the underlying loan amount.

         In determining the adequacy of the mortgaged property as collateral, an appraisal is made of each property considered for financing. The appraisal is completed by an independent qualified appraiser and generally includes pictures of comparable properties and pictures of the subject property's interior. With respect to Business Purpose, Home Equity Loans and First Mortgage Loans, the appraisal is completed by an independent qualified appraiser on a FNMA form. See "Risk Factors -- Decline in Collateral Value May Adversely Affect Loan-to-Value Ratios."

         In the leasing area, while a security interest in the equipment is retained in connection with the origination of the lease, the lease is not dependent on the value of the equipment as the principal means of securing the lease. The underwriting standards applicable to leases place primary emphasis on the borrower's financial strength and its credit history. The Company's lease underwriting criteria includes a review of the subject company's credit reports, financial statements, bank references and trade references, as well as the credit history and financial statements of the principals of the borrower. The Company typically obtains personal guarantees on its Equipment Leases.

Securitizations

         The sale of the Company's Business Purpose Loans, Home Equity Loans and Equipment Leases through securitizations is an important objective of the Company. In furtherance of this objective, since 1995 the Company has sold in the secondary market senior interests in nine pools of loans it securitized. The nine pools of loans securitized were comprised of $129.4 million of Business Purpose Loans, $356.8 million of Home Equity Loans and $59.7 million of Equipment Leases.

         Generally, a securitization involves the transfer by the Company of receivables representing a series of loans or leases to a single purpose trust in exchange for certificates or securities issued by the trust. The certificates represent an undivided ownership interest in the loans or leases transferred to the trust. The certificates consist of a class of senior certificates and interest only strips and may also include a class of subordinated certificates. In connection with securitizations, the senior certificates are sold to investors and the subordinate certificates, if any, and the interest only strips are typically retained by the Company. As a result of the sale of the senior certificates, the Company receives a cash payment representing a substantial portion of the principal balance of the loans held by the trust. The senior certificates entitle the holder to be repaid the principal of its purchase price and the certificates bear interest at a stated rate of interest. The stated rate of interest is typically substantially less than the interest rate required to be paid by the borrowers with respect to the underlying loans. As a consequence, the Company is able to receive cash for a portion of its portfolio and to pay the principal and interest required by the senior certificates with the cash flows from the underlying loans or leases owned by the trust. However, since the interest in the loans or leases held by the Company (the subordinate certificate and the interest only strips) is subordinate to the senior certificate, the Company retains a significant portion of the risk that the full value of the underlying loans or leases will not be realized. Additionally, the holder of the senior certificates will receive certain additional payments on account of principal in order to reduce the balance of the senior certificates in proportion to the subordinated amount held by the Company. The additional payments of principal are designed to increase the senior certificate holder's protection against loan and lease losses. In the typical subordination structure, the Company, as the holder of the interest only strips will be entitled to receive all of the remaining interest in the loans or leases at the time of the termination of the trust. See "Risk Factors -- Dependence Upon Securitizations and Fluctuations in Operating Results."

         The pooling and servicing agreements that govern the distribution of cash flows from the loans and leases included in the securitization trusts require the over-collateralization of the senior certificates by using interest receipts on the loans or leases to reduce the outstanding principal balance of the senior certificates to a pre-set percentage of the loans or leases. The over-collateralization percentage may be reduced over time according to the delinquency and loss experience of the loans and leases. The Company's interest in each over-collateralized amount is reflected in the Company's financial statements as an other receivable. To the extent that a loss is realized on the loans or leases, losses will be paid first out of the interest only strips received and ultimately out of the over-collateralization amount available to the interest only strips, and the subordinated certificates, if available. If losses exceed the Company's projected amount, the excess losses will result in a reduction in the value of the interest only strips held by the Company. See "Risk Factors -- Dependence Upon Securitizations and Fluctuations in Operating Results."

         The Company may be required either to repurchase or to replace loans or leases which do not conform to the representations and warranties made by the Company in the pooling and servicing agreements entered into when the loans or leases are pooled and sold through securitizations. As of June 30, 1998, the Company had not been required to repurchase or replace any such loans or leases. When borrowers are delinquent in making scheduled payments on loans or leases included in a securitization trust, the Company is required to advance interest payments with respect to such delinquent loans or leases to the extent that the Company deems such advances will be ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collection.

         The Company generally retains the servicing rights with respect to all loans and leases securitized. See "-- Loan and Lease Servicing."

         The Company's securitizations are often structured to provide for a portion of the loans or leases included in the trust to be funded with loans or leases originated by the Company during a period subsequent to the securitization. The amount of the aggregate trust value to be funded in the future is referred to as the "prefunded account." The loans or leases to be included in such account must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans or leases initially transferred to the trust. To the extent the Company fails to originate a sufficient number of qualifying loans or leases for the prefunded account within the specified time period, the Company's earnings during the quarter in which the funding was to occur would be reduced.

         The securitization of loans and leases during the years ended June 30, 1998, 1997 and 1996 generated gain on sale of loans and leases of $41.3 million, $20.0 million and $8.7 million, respectively. Such gains contributed to the Company's record levels of revenue and net income during such periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors -- Dependence upon Securitizations and Fluctuations in Operating Results."

         Subject to market conditions, the Company anticipates that it will continue to build portfolios of Business Purpose Loans, Home Equity Loans, and Equipment Leases and enter into securitizations of these portfolios. The Company believes that a securitization program provides a number of benefits by allowing the Company to diversify its funding base, provide liquidity and lower its cost of funds.

Competition

         The Company competes for Business Purpose Loans against many other finance companies and financial institutions. Although many other entities originate Business Purpose Loans, the Company has focused its lending efforts on its niche market of businesses which may qualify for loans from traditional lending sources but who the Company believes are attracted to the Company's products as a result of the Company's marketing efforts and responsive customer service and rapid processing and closing periods.

         The Company has significant competition for Home Equity Loans. Through Upland and NJMIC, the Company competes with banks, thrift institutions, mortgage bankers and other finance companies, which may have greater resources and name recognition. The Company attempts to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and maintaining a short average loan processing time. In addition, the Company recently implemented the Bank Alliance Program in order to generate additional loan volume. See "-- Lending and Leasing Activities -- Home Equity Lending."

         The Company has significant competition for Equipment Leases. Through ABL and Federal, the Company competes with banks, leasing and finance companies with greater resources, capitalization and name recognition throughout its market area. It is the intention of the Company to capitalize on its vendor relationships, cross-selling opportunities, and the efforts of its direct sales force to combat these competitive factors. See "Risk Factors--Increased Competition Could Adversely Affect Results of Operations."

Regulation

         General. The home equity and first mortgage lending business is highly regulated by both federal and state laws. All Home Equity and First Mortgage Loans must meet the requirements of, among other statutes, the Federal Truth in Lending Act ("TILA"), the Federal Real Estate Settlement Procedures Act ("RESPA"), the Equal Credit Opportunity Act of 1974, as amended ("ECOA") and their accompanying Regulations Z, X and B, respectively.

         Truth in Lending. The TILA and Regulation Z promulgated thereunder contain certain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give consumers the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain transactions and imposes specific loan feature restrictions on certain loans of the type originated by the Company. Management of the Company believes that it is in compliance with TILA in all material respects. If the Company were found not to be in compliance with TILA, certain aggrieved borrowers could have the right to rescind their loans and to demand, among other things, the return of finance charges and fees paid to the Company. Other fines and penalties can also be imposed under TILA and Regulation Z.

         Other Lending Laws. The Company is also required to comply with the ECOA, which prohibits creditors from discriminating against applicants on certain prohibited bases, including race, color, religion, national origin, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit reporting agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in determining to reject a loan application, and certain additional information and disclosures. In addition, the Company and NJMIC are subject to the Fair Housing Act and regulations thereunder, which broadly prohibit certain discriminatory practices in connection with the Company's home equity lending business.

         The Company is also subject to RESPA. RESPA imposes, among other things, limits on the amount of funds a borrower can be required to deposit with the Company in any escrow account for the payment of taxes, insurance premiums or other charges; limits on fees paid to third parties; and various disclosure requirements.

         In addition, the Company is subject to various other federal and state laws, rules and regulations governing, among other things, the licensing of, and procedures that must be followed by, mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with such laws, as well as with the laws described above, may result in civil and criminal liability.

         Upland is licensed and regulated by the departments of banking or similar entities in the various states in which it is licensed. The rules and regulations contain such licensing and licensed entities activities, among other things, prohibit discrimination, collection, foreclosure and claims handling, payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, certain rights of rescission for mortgage loans, individual and class action lawsuits and administrative enforcement actions. Upland maintains compliance with the various federal and state laws through its in-house counsel which continually review Upland's documentation and procedures and monitor and apprise Upland on various changes in the laws.

         The previously described laws and regulations are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which the Company is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to the Company's compliance with the applicable laws and regulations.

         Although the Company believes that it has implemented systems and procedures to facilitate compliance with the foregoing requirements and believes that it is in compliance in all material respects with applicable local, state and federal laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations, and judicial and administrative interpretations thereof will not be adopted in the future that could make compliance more difficult or expensive.

Employees

         At June 30, 1998, the Company employed 619 people on a full-time basis and 19 people on a part-time basis. None of the Company's employees are covered by a collective bargaining agreement. The Company considers its employee relations to be good.

Property

         Except for real estate acquired in foreclosure as part of the Company's normal course of business, neither ABFS nor its subsidiaries presently hold title to any real estate for operating purposes. The interests which the Company presently holds in real estate are in the form of mortgages against parcels of real estate owned by Upland's or ABC's borrowers or affiliates of Upland's or ABC's borrowers and real estate acquired through foreclosure.

         The Company presently leases office space at 111 Presidential Boulevard, Bala Cynwyd, Pennsylvania, just outside the city limits of Philadelphia. The Company is currently leasing its office space under a five year lease with a current year annual rental cost of approximately $1.9 million. Such lease contains a five-year renewal option at an increased annual rental amount. The Company also leases the Roseland, New Jersey office which functions as the headquarters for NJMIC and its subsidiaries. The current lease term expires on July 31, 2003. Such lease contains a renewal option for an additional term of five years. This office facility has a current annual rental cost of approximately $575,000. In addition, the Company leases branch offices on a short term basis in various cities throughout the United States. Management does not believe that the leases for the branch offices are material to the Company's operations.

Legal Proceedings

         On October 23, 1997, a class action suit was filed in the Superior Court of New Jersey at Docket No. L-12066-97 against NJMIC by Alfred G. Roscoe on behalf of himself and others similarly situated. Mr. Roscoe is seeking certification that the action may be maintained as a class action as well as unspecified compensatory damages and injunctive relief. In his complaint, Mr. Roscoe alleges that NJMIC violated New Jersey's Mortgage Financing on Real Estate Law, N.J.S.A. 46:10A-1 et seq. by requiring him and other borrowers to pay or reimburse NJMIC for attorneys' fees and costs in connection with loans made to them by NJMIC. Mr. Roscoe further asserts that NJMIC's alleged actions violated New Jersey's Consumer Fraud Act, N.J.S.A. 56:8- 1, et seq. and constitute common law fraud and deceit. NJMIC filed a motion for summary judgment seeking to dismiss the suit. The Superior Court granted NJMIC's motion and the case was dismissed with prejudice on February 20, 1998. Mr. Roscoe filed a Notice of Appeal with the Superior Court. NJMIC intends to vigorously defend the appeal filed by Mr. Roscoe.

         Pursuant to the terms of the Agreement for Purchase and Sale of Stock of NJMIC between the Company and the former stockholders of NJMIC, such former stockholders are required to indemnify the Company up to $16.0 million in connection with any losses related to, caused by or arising from NJMIC's failure to comply with applicable law to the extent such losses exceed $100,000. Such former stockholders have agreed to defend the Company in this suit.

         Additionally, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of its business. While the ultimate outcome of these various legal proceedings cannot be predicted with certainty, it is the opinion of management that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

                      WHERE YOU CAN FIND MORE INFORMATION

         We filed a Registration Statement on Form S-2 (together with all exhibits and schedules thereto, the "Registration Statement") with the SEC, with respect to the registration of the Notes offered by this Prospectus. This Prospectus does not contain all of the information set forth in such Registration Statement and the exhibits thereto. For further information pertaining to the Company, the Notes offered by this Prospectus and related matters, you should review the Registration Statement, including the exhibits filed as a part thereof. Each statement in this Prospectus referring to a document filed as an exhibit to such Registration Statement is qualified by reference to the exhibit for a complete statement of its terms and conditions.

         We file annual, quarterly and current reports, proxy statements and other information with the SEC. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other information required thereby to the SEC. We will furnish all holders of the Notes with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

         You may read and copy any reports, statements and other information we file at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC- 0330 for further information on the operations of the public reference room. Our SEC filings are also available on the SEC's Internet site (http://www.sec.gov).

         Our Common Stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

         The SEC allows us to "incorporate by reference" the information we file with them, which means we can disclose information to you be referring you to those documents. Information incorporated by reference is part of this Prospectus. Later information filed with the SEC updates and supersedes this Prospectus.

         We incorporate by reference any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), until the Offering is completed.

         You may request a copy of those filings, other than exhibits, at no cost, by contacting us at:

                                    American Business Financial Services, Inc.
                                    Bala Pointe Office Centre
                                    111 Presidential Boulevard
                                    Suite 215
                                    Bala Cynwyd, PA 19004
                                    (610) 668-2440
                                    Attn: Jeffrey M. Ruben, Esquire

                                  MANAGEMENT

General

         The present management structure of our Company is as follows:
Anthony J. Santilli, Jr. is Chairman, President, Chief Executive Officer, Chief Operating Officer and a Director of the Company. Beverly Santilli is President of ABC and an Executive Vice President and Secretary of ABFS. Jeffrey M. Ruben is Senior Vice President and General Counsel of the Company. David M. Levin, CPA is the Senior Vice President - Finance and Chief Financial Officer. Harold Sussman, Michael DeLuca, Richard Kaufman and Leonard Becker are non-employee directors of our Company and take no part in the day-to-day operating activities of our Company. All directors and executive officers of our Company hold office during the term for which they are elected and until their successors are elected and qualified.

         The following table sets forth information regarding our Company's Board of Directors and executive officers:


                    Name                           Age(1)                           Position
--------------------------------------------    ------------   ---------------------------------------------------
Anthony J. Santilli, Jr.....................         55        Chairman, President, Chief Executive Officer, Chief
                                                               Operating Officer and Director
Leonard Becker..............................         75        Director
Michael DeLuca..............................         67        Director
Richard Kaufman.............................         56        Director
Harold E. Sussman...........................         73        Director
Beverly Santilli............................         39        Executive Vice President and Secretary of ABFS and
                                                               President of ABC
Jeffrey M. Ruben............................         35        Senior Vice President and General Counsel of ABFS
David M. Levin..............................         53        Senior Vice President - Finance and Chief Financial
                                                               Officer(2)

-----------------------
(1)  As of June 30, 1998.
(2) Albert W. Mandia will become the Company's Chief Financial Officer on October 1, 1998. See "-- Executive Officers who are not also Directors.

Directors

         Our Amended and Restated Certificate of Incorporation currently provides that the Board shall consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board. The Board has set the number of directors at five or until their successors are elected and qualified. Our Amended and Restated Certificate of Incorporation provides that the Board of Directors shall be divided into three classes, having staggered terms of office, which are as equal in number as possible. The members of each class of directors are to be elected for a term of three years. Our Amended and Restated Articles of Incorporation does not permit stockholders to cumulate their votes for the election of directors.

         The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

         Anthony J. Santilli, Jr. is the Chairman, President, Chief Executive Officer and Chief Operating Officer of the Company and is an executive officer of its subsidiaries. He has held the positions with the Company since early 1993 when the Company became the parent company of ABC and the positions with the subsidiaries since the formation of ABC in June 1988.

         Prior to the founding of ABC in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society ("PSFS"). As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the secretary of PSFS' Asset/Liability Committee and Policy Committee from May 1983 to June 1985 and June 1986 to June 1987, respectively.

         Leonard Becker is a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate; and, has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp.

         Michael DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products, for a period of approximately thirty years. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International and is Chief Executive Officer and a Director of Lux Products Corporation.

         Richard Kaufman is Chairman and Chief Executive Officer of Academy Industries, Inc., a paper converting company, a position he has held since December 1996. From 1982 to 1996, he was self employed and involved in making and managing investments for his own benefit. From 1976 to 1982, Mr. Kaufman was President and Chief Operating Officer of Morlan International, Inc., a cemetery and financial services conglomerate. From 1970 to 1976, Mr. Kaufman served as a Director and Vice President-Real Estate and Human Services Division of Texas International, Inc., an oil and gas conglomerate.

         Harold E. Sussman is currently a principal in and Chairman of the Board of the real estate firm of Colliers, Lanard & Axilbund, a major commercial and industrial real estate brokerage and management firm in the Philadelphia area, with which he has been associated since 1972.

Executive Officers who are not also Directors

         The following is a description of the business experience of each executive officer who is not also a director.

         Beverly Santilli is Executive Vice President and Secretary of ABFS and President of ABC. Mrs. Santilli is responsible for all sales, marketing and human resources for ABC and for the day-to-day operation of ABC. Prior to joining ABC and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with such institution's Private Banking Group. Mrs. Santilli is the wife of Anthony J. Santilli, Jr.

         Jeffrey M. Ruben is Senior Vice President and General Counsel of ABFS and its subsidiaries. Mr. Ruben is responsible for the Company's legal and regulatory compliance matters. From June 1990 until he joined the Company in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. From July 1985 until December 1987, Mr. Ruben was a Portfolio Administrator with LFC Financial Corp. in Radnor, Pennsylvania. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds both a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.

         David M. Levin is Senior Vice President - Finance and Chief Financial Officer of the Company. He has held these positions since May 1995 and October 1995, respectively. Prior to joining the Company, Mr. Levin was associated with Fishbein & Company, P.C., Certified Public Accountants (previous auditors for the Company), as a staff member from 1983 to 1988 and as a shareholder from 1989 to 1995. Mr. Levin is a Certified Public Accountant.

         Alfred W. Mandia, age 50, is currently Executive Vice President of the Company. Effective October 1, 1998, Mr. Mandia will become an executive officer of the Company and will hold the title of the Chief Financial Officer. From 19974 to 1998, Mr. Mandia was associated with CoreStates Financial Corp. where he most recently held the position of Chief Financial Officer.

                            PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of August 31, 1998 by our directors and executive officers and each person known to be the beneficial owners of five percent or more of our Common Stock, and all directors and executive officers as a group.


                Name, Position and Address                           Number of Shares               Percentage
                    of Beneficial Owner                            Beneficially Owned(1)             of Class
-----------------------------------------------------------    -----------------------------   ---------------------
Anthony J. Santilli, Jr., Chairman, President,                           927,044(2) (3)                25.9
Chief Executive Officer, Chief Operating
Officer and Director of ABFS
and Beverly Santilli, President of ABC
and Executive Vice President and Secretary of ABFS
111 Presidential Blvd., Suite 215
Bala Cynwyd, PA  19004

Michael DeLuca, Director of ABFS                                         199,735(4)                     5.6
Lux Products
6001 Commerce Park
Mt. Laurel, NJ  08054

Richard Kaufman, Director of ABFS                                        175,561(4)                     4.9
1126 Bryn Tyddyn Drive
Gladwyne, PA  19035

Leonard Becker, Director of ABFS                                         116,230(4)                     3.3
Becker Associates
111 Presidential Blvd., Suite 140
Bala Cynwyd, PA  19004

Harold E. Sussman, Director of ABFS                                      106,711(4)                     3.0
Colliers, Lanard & Axilbund
399 Market Street, 3rd Floor
Philadelphia, PA  19106

Jeffrey M. Ruben                                                          25,500(5)                      (6)
Senior Vice President and General
     Counsel of ABFS
111 Presidential Blvd., Suite 215
Bala Cynwyd, PA  19004

David M. Levin                                                            17,500(7)                      (6)
Senior Vice President - Finance and Chief
Financial Officer of ABFS
111 Presidential Blvd., Suite 215
Bala Cynwyd, PA  19004

Wellington Management Company, LLP                                       474,400(8)                    13.5
75 State Street
Boston, MA 02109

Bay Pond Partners, L.P., Wellington Hedge Management,                    291,500(9)                     8.3
LLC and Wellington Hedge Management, Inc.
75 State Street
Boston, MA 02109

All executive officers and directors as a group (eight                 1,568,281(10)                   41.9
persons)


----------------
(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities.

(2)      Shares listed are held in joint tenancy by Mr. and Mrs. Santilli.

(3) Includes options to purchase 27,500 shares of Common Stock awarded to Mr. Santilli pursuant to our 1997 Employee Stock Option Plan, all of which are currently exercisable. Also includes options to purchase 12,500 and 5,000 shares of Common Stock awarded to Mrs. Santilli pursuant to our 1997 Employee Stock Option Plan, of which options to purchase 14,000 shares are not currently within 60 days of the Record Date.

(4) Includes options to purchase 27,500 shares of Common Stock awarded to each of our non-employee directors pursuant to our 1995 Stock Option Plan for Non-Employee Directors, all of which are currently exercisable.

(5) Includes 500 shares held directly and an option to purchase 7,500 shares of Common Stock awarded to Mr. Ruben pursuant to our 1997 Employee Stock Option Plan which option is currently exercisable. Also includes options to purchase 12,500 and 5,000 shares of Common Stock awarded to Mr. Ruben pursuant to our 1997 Employee Stock Option Plan, of which options to purchase 14,000 shares are exercisable within 60 days of the Record Date.

(6)      Less than one percent.

(7) Includes options to purchase 12,500 and 5,000 shares of Common Stock awarded to Mr. Levin pursuant to our 1997 Employee Stock Option Plan, of which options to purchase 14,000 shares are not currently within 60 days of the Record Date.

(8) As reported in an amended Schedule 13G dated January 12, 1998 filed by Wellington Management Company, LLP ("WMC"). Of the 474,000 shares reported as beneficially owned by WMC, shared voting was reported with respect to 460,000 shares and shared dispositive power was reported with respect to 474,000 shares. All of the shares beneficially owned by WMC are owned of record by clients of WMC, none of which hold more than 5.0% of such shares except for Bay Pond Partners, L.P. See Footnote 9 below.

(9) As reported in a Schedule 13G dated February 17, 1998 by Bay Pond Partners, L.P. ("BPP"), a limited partnership, its general partner, Wellington Hedge Management, LLC ("WHML"), and Wellington Hedge Management, Inc. ("WHMI") the managing member of WHML. Each of BPP, WHML and WHMI reported shared voting and dispositive power with respect to the shares beneficially owned by them.

(10) Includes options to purchase 222,500 shares of Common Stock awarded to our directors and officers pursuant to the our stock option plans of which options to purchase 45,000 shares of Common Stock are not currently exercisable.

                          MARKET FOR COMMON STOCK AND
                          RELATED STOCKHOLDER MATTERS

         Our Common Stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our Common Stock began trading on the NASDAQ National Market System on February 14, 1997. Prior to February 14, 1997, our Common Stock had been traded on the PHLX under the symbol "AFX" since May 13, 1996. Prior to the commencement of trading on the PHLX, there was no active trading market for our Common Stock.

         The following table sets forth the high and low sales prices of our Common Stock from the date on which our Common Stock commenced trading on the PHLX through August 31, 1998. On August 31, 1998, the closing price of the Common Stock on the NASDAQ National Market System was $17.0625.


               Quarter Ended                       High             Low
-------------------------------------------    -------------   --------------
September 30, 1996.........................        $19.50          $11.13
December 31, 1996 .........................         20.00           17.25
March 31, 1997.............................         24.50           19.00
June 30, 1997..............................         22.50           18.50
September 30, 1997.........................         24.00           19.50
December 31, 1997..........................         28.00           20.625
March 31, 1998.............................         27.50           20.50
June 30, 1998..............................         25.50           22.00
September 30, 1998(1)......................         21.75           16.125
------------------------

(1)  Represents the period July 1, 1998 through August 31, 1998.

         As of August 31, 1998, there were 103 record holders and approximately 1,200 beneficial holders of our Common Stock.

         During fiscal 1998, dividends paid on our Common Stock outstanding was $0.06 per share, for an aggregate dividend payment of $210,788. The payment of dividends in the future is in the sole discretion of our Board of Directors and will depend, among other things, upon earnings, capital requirements and financial condition, as well as other relevant factors.

         As a Delaware corporation, we may not declare and pay dividends on its capital stock if the amount paid exceeds an amount equal to the excess of our net assets over paid-in-capital or, if there is no excess, its net profits for the current and/or immediately preceding fiscal year.

         As of June 30, 1998, there were 452,500 shares of our Common Stock subject to options. In addition, there were an additional 154,488 shares reserved for issuance under our option plans.

                             PLAN OF DISTRIBUTION

         Currently, the services of a broker-dealer or dealers as an agent to assist in the sales of the Notes offered hereby are not being utilized. We may employ the services of a National Association of Securities Dealers, Inc. ("NASD") member broker-dealer in the future for purposes of offering the Notes on a "best-efforts" or agency basis. If an agreement concerning the use of the services of any broker-dealer is reached, we may pay any such broker-dealers an estimated commission ranging from .5% to 10% of the sale price of any Notes sold through any such broker-dealer, depending on numerous factors. We may also agree to indemnify such broker-dealer against certain liabilities, including liabilities under the Securities Act and to reimburse such broker-dealer for its costs and expenses, up to a maximum to be determined, based upon the total dollar value of the Notes sold. We will otherwise offer the Notes through its employees in accordance with Rule 3a4-1 under the Exchange Act.

         We reserve the right to reject any subscription hereunder, in whole or in part, for any reason. Subscriptions will be irrevocable upon receipt by us. In the event a subscription is not accepted, your subscription funds will be promptly refunded to the subscriber, without deduction of any costs and without interest. We expect that subscriptions will be refunded within 48 hours after receipt of the subscription. Once your subscription has been accepted, the applicable subscription funds will be promptly deposited in our account. A receipt will be sent to you as soon as practicable thereafter after acceptance of your subscription. No minimum number of Notes must be sold in the Offering. You will not know at the time of subscription whether we will be successful in completing the sale of any or all of the Notes offered hereby. We reserve the right to withdraw or cancel the Offering at anytime. In the event of such withdrawal or cancellation, subscriptions previously received will be irrevocable and no subscription funds will be refunded.

                                 LEGAL MATTERS

         Blank Rome Comisky & McCauley LLP, Philadelphia, Pennsylvania will deliver an opinion stating that the Notes when issued as contemplated by this Prospectus will be binding obligations of the Company.

                                    EXPERTS

         The Consolidated Financial Statements of the Company and subsidiaries as of June 30, 1998 and 1997 and for the years ending June 30, 1998, 1997 and 1996 included in this Prospectus, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing herein and have been included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                         Page

Report of Independent Certified Public Accountants........................F-2

Consolidated Balance Sheets...............................................F-3

Consolidated Statements of Income.........................................F-5

Consolidated Statements of Stockholders' Equity...........................F-6

Consolidated Statements of Cash Flows.....................................F-7

Notes to Consolidated Financial Statements...............................F-10

Report of Independent Certified Public Accountants



American Business Financial Services, Inc.
Bala Cynwyd, Pennsylvania

We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 1998 and 1997, and the related consolidated statements of income and stockholders' equity, and cash flows for each of the years in the three year period ended June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 1998 and 1997, and the consolidated results of their operations and their cash flows for the each of the years in the three year period ended June 30, 1998 in conformity with generally accepted accounting principles.




/s/ BDO Seidman, LLP
----------------------------

Philadelphia, Pennsylvania
September 11, 1998

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                                     Consolidated Balance Sheets



June 30,                                                                             1998                    1997
--------------------------------------------------------------------------------------------------------------------

Assets

Cash and cash equivalents                                                $      4,485,759        $      5,013,936
Loan and lease receivables, net
     Available for sale                                                        62,381,973              35,711,821
     Other                                                                      4,096,554               1,143,566
Interest only strips and other receivables                                    100,736,564              39,644,161
Prepaid expenses                                                                2,572,182               1,181,654
Property and equipment, net                                                     7,784,663               2,863,345
Other assets                                                                   44,493,365              18,430,049
--------------------------------------------------------------------------------------------------------------------

Total assets                                                             $    226,551,060        $    103,988,532
--------------------------------------------------------------------------------------------------------------------

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                                     Consolidated Balance Sheets



June 30,                                                                             1998                    1997
--------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity

Liabilities
     Subordinated debt and notes payable                                 $    144,584,819        $     56,486,229
     Accounts payable and accrued expenses                                     15,563,254               6,081,630
     Deferred income taxes                                                     10,863,538               4,630,981
     Other liabilities                                                         12,797,283               5,877,664
--------------------------------------------------------------------------------------------------------------------

Total liabilities                                                             183,808,894              73,076,504
--------------------------------------------------------------------------------------------------------------------

Stockholders' equity
     Preferred stock, par value $.001
         Authorized, 1,000,000 shares
         Issued and outstanding, none
     Common stock, par value $.001
         Authorized, 9,000,000 shares
         Issued and outstanding, 3,523,406 shares in 1998
              and 3,503,166 shares in 1997                                          3,523                   3,503
     Additional paid-in capital                                                23,255,957              22,669,477
     Retained earnings                                                         20,082,718               8,839,080
--------------------------------------------------------------------------------------------------------------------

                                                                               43,342,198              31,512,060
     Note receivable                                                             (600,032)               (600,032)
--------------------------------------------------------------------------------------------------------------------

Total stockholders' equity                                                     42,742,166              30,912,028
--------------------------------------------------------------------------------------------------------------------

Total liabilities and stockholders' equity                               $    226,551,060        $    103,988,532
--------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                               Consolidated Statements of Income





Year ended June 30,                                                  1998                1997                1996
--------------------------------------------------------------------------------------------------------------------

Revenues
     Gain on sales of loans                               $    41,316,062    $     20,042,579    $      8,720,776
     Interest and fees                                         17,386,098           5,583,432           3,244,539
     Servicing income                                           2,128,011             803,476             106,177
     Other income                                                 156,521              52,266              22,824
--------------------------------------------------------------------------------------------------------------------

Total revenues                                                 60,986,692          26,481,753          12,094,316
--------------------------------------------------------------------------------------------------------------------

Expenses
     Interest                                                  13,189,832           5,174,925           2,667,858
     Provision for credit losses                                  491,168             105,941             396,811
     Employee-related costs                                     5,029,603           1,618,479           1,203,260
     Sales and marketing                                       14,237,316           6,964,074           2,685,173
     General and administrative                                10,149,060           3,616,647           2,020,551
--------------------------------------------------------------------------------------------------------------------

Total expenses                                                 43,096,979          17,480,066           8,973,653
--------------------------------------------------------------------------------------------------------------------

Income before provision for income taxes                       17,889,713           9,001,687           3,120,663

Provision for income taxes                                      6,435,297           3,061,854             801,967
--------------------------------------------------------------------------------------------------------------------

Net income                                                $    11,454,416    $      5,939,833    $      2,318,696
--------------------------------------------------------------------------------------------------------------------

Earnings per common share
     Basic                                                $          3.26    $           2.13    $           1.01
--------------------------------------------------------------------------------------------------------------------

     Diluted                                              $          3.13    $           2.05    $           1.01
--------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                 Consolidated Statements of Stockholders' Equity





Years ended June 30, 1998, 1997 and 1996
---------------------------------------------------------------------------------------------------------------------------

                                       Common Stock           Additional                                           Total
                                  -----------------------
                                    Number of                    Paid-In      Retained           Note      Stockholders'
                                       Shares     Amount         Capital      Earnings     Receivable             Equity
---------------------------------------------------------------------------------------------------------------------------

Balance, July 1, 1995               2,128,154   $  2,128   $   1,331,892 $     809,394  $          --    $     2,143,414

Options exercised                     225,012        225         599,807            --       (600,032 )               --

Cash dividends
     ($.03 per share)                      --         --              --       (70,595 )           --            (70,595)

Net income                                 --         --              --     2,318,696             --          2,318,696
---------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1996              2,353,166      2,353       1,931,699     3,057,495       (600,032 )        4,391,515

Common stock issued
     in acquisition                 1,150,000      1,150      20,737,778            --             --         20,738,928

Cash dividends
     ($.06 per share)                      --         --              --      (158,248)            --           (158,248)

Net income                                 --         --              --     5,939,833             --          5,939,833
---------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1997              3,503,166      3,503      22,669,477     8,839,080       (600,032 )       30,912,028

Common stock issued
     in acquisition                    20,240         20         499,980            --             --            500,000

Nonemployee options                        --         --          86,500            --             --             86,500

Cash dividends
     ($.06 per share)                      --         --              --      (210,778 )           --           (210,778)

Net income                                 --         --              --    11,454,416             --         11,454,416
---------------------------------------------------------------------------------------------------------------------------

Balance, June 30, 1998              3,523,406   $  3,523   $  23,255,957 $  20,082,718  $    (600,032 )  $    42,742,166
---------------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                     American Business Financial
                                                 Services, Inc. and Subsidiaries

                                           Consolidated Statements of Cash Flows


Year ended June 30,                                                        1998               1997                1996
------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities
     Net income                                              $       11,454,416   $      5,939,833    $      2,318,696
     Adjustments to reconcile net income to
         net cash (used in) operating activities
              (Gain) on sales of loans/leases                       (41,316,052 )      (20,051,241 )        (8,685,463 )
              Amortization of origination fees
                  and costs                                              68,257            419,620             305,136
              Amortization of servicing rights                        1,651,522            520,670              69,489
              Provision for credit losses- loans/leases                 491,168            105,941             396,811
              Provision for credit losses-securitizations             2,089,674          1,048,725             284,417

              Provision for credit losses acquired from               1,916,029                --                   --
                     subsidiary
              Accounts written off                                     (667,339 )         (96,639 )           (129,063 )

              Non employee stock options                                 86,500                --                   --

              Depreciation and amortization
                  of property and equipment                           1,669,263            513,323             318,493
              Amortization of financing and
                  organization costs                                  1,171,110            537,653             505,012
              Amortization of goodwill                                  779,880                 --                  --

     Loans and leases originated                                   (486,196,294 )     (136,357,451 )       (54,505,000 )
     Sale of loans and leases                                       477,610,052        143,571,512          52,093,789
     (Decrease) in accrued interest and
            fees on loan and lease receivables                        6,164,413         (1,288,364 )          (268,010 )
     (Increase) in other receivables                                (55,135,729 )      (23,636,513 )        (9,902,163 )
     (Increase) in prepaid expenses                                  (1,390,528 )       (1,266,059 )          (747,114 )
     (Increase) in other assets                                     (12,808,155 )       (6,945,626 )          (832,991 )
     Increase in accounts payable and
            accrued expenses                                          9,198,856          2,949,461           2,014,259
     Increase in deferred income taxes                                5,333,351          3,124,710             801,967
     Increase in other liabilities                                    6,455,008          4,000,858           1,491,565
------------------------------------------------------------------------------------------------------------------------

Net cash (used in) operating activities                             (71,374,598 )      (26,909,587 )       (14,470,170 )
------------------------------------------------------------------------------------------------------------------------



Year ended June 30,                                                   1998                1997               1996
--------------------------------------------------------------------------------------------------------------------

Cash flows from investing activities
     Leases originated for portfolio                     $              --   $      (8,003,561 )     $ (5,967,812 )
     Loan and lease payments received                           19,003,398           4,554,535          4,549,979
     Purchase of property and equipment                         (4,085,081 )        (1,737,695 )       (1,022,926 )
     Decrease in securitization gain receivable                  2,883,685             106,752             58,693
     Principal receipts on investments                             101,015              81,383             33,307
     Initial overcollateralization of loans                     (5,378,000 )        (3,450,000 )               --
     Purchase of investments                                    (2,986,268 )        (5,000,000 )               --
     Sale of investments                                         5,000,000                  --                 --
     Purchase of subsidiary, net                                (9,585,603 )                --                 --
--------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities              4,953,146         (13,448,586 )       (2,348,759 )
--------------------------------------------------------------------------------------------------------------------

Cash flows from financing activities
     Financing costs incurred                                   (2,040,979 )        (1,052,667 )         (662,950 )
     Net proceeds of (principal payments on)
         revolving lines of credit                              19,750,032          (2,348,465 )        2,348,465
     Principal payments on capital leases                         (445,221 )                --                 --
     Dividends paid                                               (210,778 )          (158,248 )          (70,595 )
     Principal payments on note payable, other                          --             (18,457 )           (5,605 )
     Proceeds from issuance of subordinated
         debentures                                             73,883,893          33,991,099         19,687,962
     Principal payments on subordinated
         debentures                                            (25,043,672 )       (11,125,350 )       (3,867,447 )
     Proceeds from public offering, net of related
         costs                                                          --          20,738,928                 --
--------------------------------------------------------------------------------------------------------------------

Net cash provided by financing activities                       65,893,275          40,026,840         17,429,830
--------------------------------------------------------------------------------------------------------------------

Net (decrease) increase in
     cash and cash equivalents                                    (528,177 )          (331,333 )          610,901
Cash and cash equivalents, beginning of year                     5,013,936           5,345,269          4,734,368
--------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of year                   $       4,485,759   $       5,013,936   $      5,345,269
--------------------------------------------------------------------------------------------------------------------




Year ended June 30,                                                   1998                1997               1996
--------------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                        $      10,646,980   $       2,875,620   $      1,183,745
--------------------------------------------------------------------------------------------------------------------

         Income taxes                                    $          50,000   $              --   $         78,475
--------------------------------------------------------------------------------------------------------------------

     Reclassification of other assets, leased
         equipment to property and equipment             $              --   $         186,077   $         60,784
--------------------------------------------------------------------------------------------------------------------

     Reclassification of prepaid expenses to
         other assets                                    $              --   $       1,425,565   $             --
--------------------------------------------------------------------------------------------------------------------

Supplemental schedules of noncash investing and financing activities
     During the fiscal year ended June 30, 1996, stock options for 225,012 shares of common stock were exercised. Shares with a total price of $600,032 were issued in exchange for a note receivable of the same amount.


     Noncash transactions recorded in connection with acquisition of subsidiary
         (Decrease) in acquisition debt                         (3,418,413 )                --                 --
         Decrease in loan and lease receivables                  3,418,413                  --                 --



      See accompanying notes to consolidated financial statements.

                                                    American Business Financial
                                                Services, Inc. and Subsidiaries

                                     Notes to Consolidated Financial Statements


1.     Summary of                 Business
       Significant
       Accounting                 American  Business  Financial  Services,   Inc.  ("ABFS"),   together  with  its
       Policies                   subsidiaries  (the "Company"),  is a financial service  organization  engaged in the business of originating (including
                                  purchasing), selling, and servicing consumer
                                  and business mortgage loans, and business
                                  equipment leases. The majority of the
                                  Company's loans are made to owners of
                                  single-family residences who use the loan
                                  proceeds for such purposes as debt
                                  consolidation and financing home improvements.
                                  Leases are originated for business equipment
                                  primarily to owners of small businesses or
                                  professionals. The Company sells loans and
                                  leases to investors or securitizes them in
                                  trusts. A significant portion of the loans and
                                  leases are securitized, with the Company
                                  retaining the right to service them. The
                                  Company's business may be affected by many
                                  factors, including real estate and other asset
                                  values, the level and fluctuation of interest
                                  rates, changes in the securitization market
                                  and competition.

                                  Basis of Financial Statement Presentation

                                  The consolidated financial statements include the accounts of ABFS and its subsidiaries, all of which are wholly owned. The consolidated financial statements are prepared in accordance with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment and discount rates on loans and leases sold with servicing retained, estimated servicing revenues and costs, valuation of collateral owned and determination of the allowance for credit losses.

                                  Acquisition

                                  Effective October 1, 1997, the Company
                                  acquired all of the issued and outstanding stock of New Jersey Mortgage and Investment Corp. ("NJMIC"), a mortgage and leasing company based in Roseland, New Jersey. The purchase price for the stock consisted of $11,000,000 in cash, $5,000,000 in notes payable to the selling stockholders, and the issuance of 20,240 shares of ABFS common stock, and includes contingent payments of up to $4,000,000 if NJMIC achieves certain performance targets over a three year period. The acquisition was accounted for as a purchase transaction and resulted in the recognition of approximately $16,900,000 of goodwill, which is being amortized using the straight-line method over 15 years and is included in other assets. Any contingent payments will result in an increase in the amount of recorded goodwill.

                                  Cash and Cash Equivalents

                                  Cash equivalents consist of short-term debt instruments purchased with an initial maturity of three months or less.

                                  Loan and Lease Receivables

                                  Loans and leases held for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs/fees) or market value. Market value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, etc.

                                  Allowance for Credit Losses

                                  The allowance for credit losses is based upon the Company's estimate of expected collectibility of loans and leases serviced. The allowance is increased by periodic charges to operations in amounts sufficient to maintain the allowance at a level considered adequate to cover anticipated losses resulting from liquidation of outstanding loans and leases, and is based upon periodic analysis of the portfolio, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral value.

                                  Residual Interests

                                  The Company securitizes a majority of loans held for sale in a trust. A trust is a multiclass security which derives its cash flows from a pool of mortgages. The regular interests of a securitization trust are sold, and the residual interests are retained by the Company. The securitization documents require the Company to establish initial overcollateralization and/or build overcollateralization levels through retention of distributions by the trust otherwise payable to the Company as holder of the residual interest. This overcollateralization causes the aggregate principal amount of the loans in the related pool to exceed the aggregate principal balance of the outstanding regular interests. The excess amounts serve as credit enhancement for the regular interests of the trust.

                                  The Company classifies residual interests as trading securities, which are carried at fair value. Valuations at origination and at each reporting period are based on a discounted cash flow analysis. The cash flows are estimated as the excess of the coupon on each mortgage loan in the pool of underlying mortgages over the sum of the pass-through interest rates on the regular interests of the related securitization trust, servicing fees, trustee fees and insurance fees. The cash flows are calculated using a discount rate commensurate with the risk involved and include assumptions about prepayments.

                                  Servicing Rights

                                  Upon the securitization of servicing retained loans, the Company capitalizes the costs associated with the right to service such loans based on their relative fair value. The fair value is determined based on the present value of estimated net future cash flows related to servicing income. Assumptions used to value servicing rights are consistent with those used to value residual interests. The cost allocated to the servicing rights is amortized in proportion to, and over the period of, estimated future servicing fee income.

                                  The Company capitalized $12,041,089 and
                                  $7,216,167 of servicing rights during the years ended June 30, 1998 and 1997, respectively. During the same periods, amortization of servicing rights was $1,651,522 and $520,670, respectively. The
                                  Company periodically reviews servicing rights for valuation impairment. This review is performed on a disaggregated basis for the predominant risk characteristics of the underlying loans, which consist of loan type, loan-to-value ratio and credit quality. The Company generally makes loans to credit-impaired borrowers whose borrowing needs may not be met by traditional financial institutions due to credit exceptions. The Company has found that credit-impaired borrowers are payment sensitive rather than interest rate sensitive. As such, the Company does not consider interest rates a predominant risk characteristic for purposes of valuation impairments. Impairments are recognized in a valuation allowance for each disaggregated stratum in the period of impairment. At June 30, 1998 and 1997, the servicing rights approximated fair value.

                                  Property and Equipment

                                  Property and equipment are stated at cost.
                                  Depreciation and amortization are provided using the straight-line and declining balance methods over the estimated useful lives of the assets (ranging from 5 to 10 years). Expenditures for additions, renewals and betterments are capitalized; expenditures for maintenance and repairs are charged to expense as incurred.

                                  Financing Costs and Amortization

                                  Costs incurred in obtaining revolving lines of credit are amortized using the straight-line method over the terms of the agreements.

                                  Financing costs incurred in connection with public offerings of debt are amortized using the interest method over the term of the related debt.

                                  Investments Held to Maturity

                                  Investments classified as held to maturity consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost, which approximates market.

                                  Property Held for Sale

                                  Property held for sale consists of property acquired by foreclosure or in settlement of loan and lease receivables, and is carried at the lower of carrying value or fair value less estimated costs to sell.

                                  Revenue Recognition

                                  The Company derives its revenue principally from gains on sales of loans, interest and fees on loans and leases, and servicing income.

                                  Gains on servicing retained sales of loans through securitization represent the difference between the net proceeds to the Company in the securitization and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the residual interest and the servicing rights retained by the Company based upon their relative fair values.

                                  An allowance for credit losses equal to 1% of loans securitized is established at the time of securitization and evaluated periodically for adequacy.

                                  The following chart presents certain
                                  weighted-average estimates used in the initial recording of the interest-only strips receivable:


                                   Year ended June 30,                                   1998              1997
                                   -------------------------------------------------------------------------------

                                   Discount rates
                                       Home equity loans                                11.0%             11.0%
                                       Business purpose loans                           11.0%             11.0%

                                   Prepayment rates
                                       Home equity loans (1) and (2)             2.0% - 24.0%      2.0% - 24.0%
                                       Business purpose loans (1) and (3)        3.0% - 13.0%      3.0% - 9.5%
                                   -------------------------------------------------------------------------------


                                  (1) Represents an annual prepayment rate (HEP/CPR).

                                  (2) Ramped over twelve months.

                                  (3) Ramped over twenty-four months.

                                  The net carrying value of loans is equal to their principal balance and unamortized origination costs/fees.

                                  Interest income from loan and lease
                                  receivables is recognized using the interest method. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review of receivables will cause earlier suspension if collection is doubtful.

                                  Servicing income is recorded as earned.

                                  Income Taxes

                                  The Company files a consolidated federal income tax return.

                                  The Company uses the liability method in accounting for income taxes.

                                  Principal differences between the Company's financial and income tax reporting include amortization of loan and lease origination costs/fees, the allowance for credit losses, depreciation and amortization of property and equipment, securitization gains, servicing rights and net operating losses.

                                  Recent Accounting Pronouncements

                                  In February 1997, the Financial Accounting
                                  Standards Board ("FASB") issued Statement of
                                  Financing Accounting Standards ("SFAS") No.
                                  128, "Earnings Per Share," which is effective for annual and interim periods ending after December 15, 1997 and requires retroactive application to all periods presented. It supersedes the presentation of basic earnings per share ("EPS"), which does not consider the effect of common stock equivalents. The computation of diluted EPS gives effect to all dilutive potential common shares that were outstanding during the period. The adoption of this standard did not have a material effect on the Company's net income per share for the years ended June 30, 1998 and 1997.

                                  In June 1997, the FASB issued SFAS No. 130,
                                  "Reporting Comprehensive Income," which is effective for annual and interim periods beginning after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Currently, the Company does not have any items which would be required to be reported under SFAS No. 130.

                                  In June 1997, the FASB issued SFAS No. 131,
                                  "Disclosures about Segments of an Enterprise and Related Information," which is effective for financial statements issued for years beginning after December 15, 1997. This statement establishes standards for the method that public entities report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating results in interim financial reports issued to stockholders. It also establishes standards for related disclosures about products and services, geographical areas and major customers. The adoption of this standard is not expected to have a material effect on the Company's financial reporting.

                                  In June 1998, the FASB issued SFAS No. 133,
                                  "Accounting for Derivative Instruments and
                                  Hedging Activities." This statement
                                  establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as: (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment; (b) a hedge of the exposure to variable cash flows of a forecasted transaction; or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security or a foreign currency denominated forecasted transaction.

                                  SFAS No. 133 amends SFAS No. 52, "Foreign
                                  Currency Translation," to permit special accounting for a hedge of a foreign currency forecasted transaction with a derivative. It supersedes SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," and SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments." It amends SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," to include the disclosure provisions about concentrations of credit risk from SFAS No. 105. SFAS No. 133 also nullifies or modifies the consensus reached in a number of issues addressed by the Emerging Issues Task Force.

                                  SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. Initial application of this statement should be as of the beginning of an entity's fiscal quarter. On that date, hedging relationships must be designated anew and documented pursuant to the provisions of this statement. Earlier application of all of the provisions of this statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this statement. This statement should not be applied retroactively to financial statements or prior periods.

                                  Reclassifications

                                  Certain amounts in the 1997 and 1996
                                  consolidated financial statements have been reclassified to conform to the 1998 presentation.

                                                                                  1998                1997
2.     Loan and Lease             June  30,
       Receivables
                                  --------------------------------------------------------------------------------

                                   Real estate secured loans               $     47,971,399    $     24,581,475
                                   Leases (net of unearned income
                                       of $1,845,076 and $1,986,487)
                                                                                 11,401,104           8,970,238
                                   Other loans                                           --              32,075
                                   Unamortized origination
                                       costs/fees                                 4,087,636           2,466,342
                                   -------------------------------------------------------------------------------

                                                                                 63,460,139          36,050,130
                                   Less allowance for credit losses
                                       on loans and leases not sold               1,078,166             338,309
                                   -------------------------------------------------------------------------------

                                                                           $     62,381,973    $     35,711,821
                                   -------------------------------------------------------------------------------

                                  Real estate secured loans have contractual maturities of up to 30 years. Real property of the borrower is usually pledged as collateral.

                                  The Company sells real estate secured loans in securitizations with servicing retained. Under terms of the sales, the purchasers have limited recourse ($5,638,653 at June 30, 1998) should certain amounts of the loans prove to be uncollectible. At June 30, 1998, the principal balance of receivables securitized was approximately $473,000,000.

                                  At June 30, 1998, the accrual of interest income was suspended on real estate secured loans of $718,917. Based on its evaluation of the collateral related to these loans, the Company expects to collect all contractual interest and principal.

                                  Substantially all of the leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

                                  Other receivables consist primarily of accrued interest, repurchased loans and advances.

                                  The serviced loan and lease portfolio, which includes loans and leases sold to investors and those retained by the Company, is as follows:

                                   June 30,                                                1998           1997
                                   -------------------------------------------------------------------------------
                                                                                          (In Thousands)

                                   Home equity loans                               $    349,685    $    98,179
                                   Business purpose loans                               101,250         68,979
                                   Equipment leases                                     108,463          9,461
                                   Other                                                     --             32
                                   -------------------------------------------------------------------------------

                                                                                   $    559,398    $   176,651
                                   -------------------------------------------------------------------------------

3.     Allowance for
       Credit Losses                                                Portfolio     Securitizations      Total
                                  --------------------------------------------------------------------------------

                                   Balance, July 1, 1995        $     62,258      $     93,000    $     155,258
                                   Provision for credit
                                       losses                        396,811           284,417          681,228
                                   Accounts written off             (129,062 )              --         (129,062 )
                                   -------------------------------------------------------------------------------

                                   Balance, June 30, 1996            330,007           377,417          707,424
                                   Provision for credit
                                       losses                        105,941         1,048,725        1,154,666
                                   Accounts written off              (97,639 )              --          (97,639 )
                                   -------------------------------------------------------------------------------

                                   Balance, June 30, 1997            338,309         1,426,142        1,764,451
                                   Acquired through
                                       acquisition                   916,029         1,000,000        1,916,029
                                   Provision for credit
                                       losses                        491,168         2,089,674        2,580,842
                                   Accounts written off             (667,339 )              --         (667,339 )
                                   -------------------------------------------------------------------------------

                                   Balance, June 30, 1998       $  1,078,167      $  4,515,816    $   5,593,983
                                   -------------------------------------------------------------------------------

4.     Interest Only Strips and   June 30,                                          1998                 1997
       Other
       receivables                --------------------------------------------------------------------------------

                                   Sales of loans                            $       2,552,478  $       960,136
                                   Loan fees                                         1,199,566          246,294
                                   Interest-only strips (net of
                                        Allowance for credit losses of
                                       $4,515,816 and $1,426,142)                   95,912,759       37,507,191
                                   Other                                             1,071,761          930,540
                                   -------------------------------------------------------------------------------

                                                                             $     100,736,564  $    39,644,161
                                   -------------------------------------------------------------------------------

                                  Interest-only strips include
                                  overcollateralized balances which represent undivided interests in the securitizations purchased to provide credit enhancements to the investors. At June 30, 1998 and 1997, overcollateralized principal balances were $25,315,523 and $9,059,249, respectively.

                                  The activity in the interest-only strip
                                  receivables is summarized as follows:

                                   Year ended June 30,                                 1998                1997
                                   -------------------------------------------------------------------------------

                                   Balance, beginning of year              $     38,933,333    $     13,447,674
                                   Initial recognition of
                                       interest-only strips                      64,378,927          25,749,704
                                   Net amortization                              (2,883,685 )          (264,045 )
                                   -------------------------------------------------------------------------------

                                   Balance, end of year                    $    100,428,575    $     38,933,333
                                   -------------------------------------------------------------------------------



5.     Property and               June 30,                                           1998               1997
       Equipment
                                  --------------------------------------------------------------------------------

                                   Computer equipment and software               $   5,382,963     $  2,247,786
                                   Office furniture and equipment                    5,527,080        1,641,572
                                   Leasehold improvements                            1,101,872          293,098
                                   Transportation equipment                            216,508           32,745
                                   -------------------------------------------------------------------------------

                                                                                    12,228,423        4,215,201
                                   Less accumulated depreciation
                                       and amortization                              4,443,760        1,351,856
                                   -------------------------------------------------------------------------------

                                                                                 $   7,784,663     $  2,863,345
                                   -------------------------------------------------------------------------------

6.     Other Assets               June 30,                                            1998              1997
                                  --------------------------------------------------------------------------------

                                   Deposits                                      $      146,455    $    263,165
                                   Financing costs, debt offerings, net
                                       of accumulated amortization of
                                       $2,891,349 and $1,721,764                      2,524,865       1,653,471
                                   Investments held to maturity
                                       (mature in June 2002 through April
                                       2011)                                          5,638,653       2,753,400
                                   Investments held for sale (U.S.
                                       Treasury note due June 30, 1999)                      --       5,000,000
                                   Foreclosed property held for sale                    715,763         605,177
                                   Servicing rights                                  18,472,576       8,083,008
                                   Goodwill, net of accumulated
                                       amortization of $779,880                      16,151,053              --
                                   Other                                                844,000          71,828
                                   -------------------------------------------------------------------------------

                                                                                 $   44,493,365   $  18,430,049
                                   -------------------------------------------------------------------------------


7.     Subordinated Debt
       and Notes Payable          June   30,                                           1998              1997
                                  --------------------------------------------------------------------------------
                                   Subordinated debt, due July 1998 through
                                   October 1998; interest at rates ranging from
                                   8% to 12%, payable quarterly; subordinated to
                                   all of the Company's senior indebtedness.        $    127,000      $  1,077,721

                                   Subordinated debt, due July 1998 through June
                                   2008, interest at rates ranging from 7.0% to
                                   10.5%; subordinated to all of the Company's
                                   senior indebtedness.                              105,524,694        55,408,508

                                   Note payable, $100,000,000 revolving line of
                                   credit expiring September 1998; interest at
                                   LIBOR plus 1.25%, payable monthly;
                                   collateralized by loan and lease receivables.
                                                                                         530,735                --

                                   Senior subordinated debt, due July 1998
                                   through July 2002; interest at 12%, payable
                                   monthly; subordinated to subsidiary's senior
                                   debt.
                                                                                       3,000,000                --

                                   Note payable, $110,000,000 revolving line of
                                   credit expiring July 1999; interest at rates
                                   ranging from LIBOR plus 1.375% to LIBOR plus
                                   2%; collateralized by loan and lease
                                   receivables.                                       25,957,616                --



                                   June 30,                                              1998              1997
                                   -------------------------------------------------------------------------------

                                   Subordinated debt, due August 1998 through
                                   May 2003; interest rates ranging from 9% to
                                   11.26%; subordinated to all of the Company's
                                   senior indebtedness.                             $   6,529,854      $        --

                                   Note payable, acquisition, due October 1998
                                   through October 2000; interest at 8%, payable
                                   monthly.
                                                                                        2,914,920               --
                                   -------------------------------------------------------------------------------

                                                                                    $ 144,584,819      $56,486,229
                                   -------------------------------------------------------------------------------

                                  Principal  payments on debt for the next five years are as follows:  year ending
                                  June 30,  1999 -  $90,695,018;  2000 - $17,154,414;  2001 - $10,793,804;  2002 -
                                  $8,824,417 and 2003 - $9,208,389.

                                  The loan agreements provide for certain
                                  covenants regarding net worth and financial matters. At June 30, 1998, the Company is in compliance with terms of the loan covenants.

8.     Common and In May 1996, the stockholders approved an amended and restated
       Certificate of Preferred Stock Incorporation which increased the authorized common shares from 5,000,000 to
                                  9,000,000 and established a class of preferred shares with 1,000,000 shares authorized.

                                  In February 1997, the Company sold 1,150,000 shares of common stock through a public offering, resulting in net proceeds of $20,738,928.



9.     Stock Options              In May 1996, the stockholders  approved a nonemployee director stock option plan
                                  (the  "1995  Plan")  which  authorizes  the grant to  nonemployee  directors  of options  to  purchase  135,000  shares of common  stock at a price  equal to the market  price of the stock at the date of grant.  Options are fully  vested when granted and expire 10 years after grant. At June 30,  1998,  25,000 options were available  for future  grants under the 1995 Plan.  Transactions  under the 1995
                                  Plan were as follows:

                                                                             Number of         Weighted-Average
                                                                                Shares           Exercise Price
                                   -------------------------------------------------------------------------------

                                   Options granted and outstanding,
                                       June 30, 1996                            90,000                $    5.00

                                   Options granted                              20,000                    17.75

                                   Options exercised                                --                       --
                                   -------------------------------------------------------------------------------

                                   Options outstanding,
                                       June 30, 1998 and 1997                  110,000                $    7.32
                                   -------------------------------------------------------------------------------

                                  In December 1997, the stockholders approved a nonemployee director stock option plan (the
                                  "1997 Plan") which authorizes the grant to nonemployee directors of options to purchase
                                  120,000 shares of common stock at a price equal to the market price of the stock at date of grant. Each nonemployee director shall be automatically granted (subject to Board of Directors' approval) an option to purchase
                                  5,000 shares of common stock on October 1 of each year commencing October 1, 1997 for a period of three years. Options are fully vested when granted and expire three years after grant. At June 30, 1998, 100,000 options were available for future grants under the 1997 Plan. Transactions under the 1997 Plan were as follows:

                                                                             Number of         Weighted-Average
                                                                                Shares           Exercise Price
                                   -------------------------------------------------------------------------------

                                   Options granted and outstanding,
                                       June 30, 1998                            20,000              $     23.25
                                   -------------------------------------------------------------------------------

                                  The Company has an employee stock option plan which authorizes the grant to employees of options to purchase 560,000 shares of common stock at a price equal to the market price of the stock at the date of grant. Options are either fully vested when granted or vested over a five-year period and expire 5 to 10 years after grant. At June 30, 1998, 14,988 shares were available for future grants under this plan. Transactions under the plan were as follows:


                                                                             Number of         Weighted-Average
                                                                                Shares           Exercise Price
                                   -------------------------------------------------------------------------------

                                   Options outstanding, July 1, 1995           268,512             $       2.67

                                   Options granted                              22,500                     5.00

                                   Options exercised                          (225,012 )                   2,67
                                   -------------------------------------------------------------------------------

                                   Options outstanding, June 30, 1996           66,000                     3.46

                                   Options granted                             161,500                    19.93
                                   -------------------------------------------------------------------------------

                                   Options outstanding, June 30, 1997          227,500                    15.15

                                   Options granted                             101,500                    24.10

                                   Options canceled                              9,000                    20.49
                                   -------------------------------------------------------------------------------

                                   Options outstanding,
                                       June 30, 1998                           320,000             $      19.00
                                   -------------------------------------------------------------------------------

                                  The following tables summarize information about stock options outstanding at June 30,1998:


                                                                Options Outstanding
                                   -------------------------------------------------------------------------------

                                                                                 Weighted
                                                                                Remaining
                                   Range of               Number              Contractual      Weighted-Average
                                   Exercise Prices        of Shares         Life in Years        Exercise Price
                                   of Options
                                   -------------------------------------------------------------------------------

                                   $ 2.67 - $ 5.00           66,000                   2.0           $      3.46
                                   $17.75 - $20.00          155,000                   8.1                 19.93
                                   $20.50 - $27.00           99,000                   8.9                 24.10
                                   -------------------------------------------------------------------------------

                                                            320,000                   7.1           $     19.00
                                   -------------------------------------------------------------------------------

                                                                Options Exercisable
                                   -------------------------------------------------------------------------------

                                                                                 Weighted
                                                                                Remaining
                                   Range of               Number              Contractual      Weighted-Average
                                   Exercise Prices        of Shares         Life in Years        Exercise Price
                                   of Options
                                   -------------------------------------------------------------------------------

                                   $ 2.67 - $ 5.00           66,000                   2.0             $    3.46
                                   $17.75                     5,000                   3.3                 17.75
                                   $18.50                       500                   4.8                 18.50
                                   $20.00                    29,500                   4.6                 20.00
                                   $24.25                     5,000                   2.3                 24.25
                                   -------------------------------------------------------------------------------

                                                            106,000                   2.8             $    9.79
                                   -------------------------------------------------------------------------------

                                  In September 1995, options for 225,012 shares were exercised at $2.67 per share by an officer of the Company. The purchase price of $600,032 was advanced to the officer by the Company. The loan is due in September 2005 (earlier if the stock is disposed of) with interest only at 6.46%, payable annually. The loan was secured by 450,012 shares of the Company's stock (at the date of exercise, market value of collateral was approximately $1,200,000), subsequently reduced to 225,012 shares, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

                                  On July 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," which requires either the fair value of employee stock-based compensation plans be recorded as a component of compensation expense in the statement of income as of the date of grant of awards related to such plans, or the impact of such fair value on net income and EPS be disclosed on a pro forma basis in a footnote to financial statements for awards granted after December 15, 1994, if the accounting for such awards continues to be in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue such accounting under the provisions of APB Opinion No. 25.

                                  Had compensation cost for the plan been
                                  determined based on fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and EPS would have been reduced to the pro forma amounts indicated below:


                                   June 30,                               1998             1997            1996
                                   -------------------------------------------------------------------------------

                                   Net income
                                       As reported              $   11,454,416    $   5,939,833   $   2,318,696
                                       Pro forma                    10,956,709        5,360,818       2,293,278

                                   EPS - basic
                                       As reported                    $   3.26         $   2.13        $   1.01
                                       Pro forma                          3.12             1.93            1.00

                                   EPS - diluted
                                       As reported                    $   3.13         $   2.05        $   1.01
                                       Pro forma                          2.99             1.85            1.00


                                  The fair value of each option grant is
                                  estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                   June 30,                             1998               1997            1996
                                   -------------------------------------------------------------------------------

                                   Expected volatility                   30%                30%             25%
                                   Expected life                   5-10 yrs.          5-10 yrs.          5 yrs.
                                   Risk-free interest rate       5.39%-6.17%        6.31%-6.90%     5.77%-6.01%

10. Income Taxes The provision for income taxes consists of the following:

                                   Year ended June 30,                    1998            1997             1996
                                   -------------------------------------------------------------------------------

                                   Current
                                       Federal                   $   1,087,446   $          --    $          --
                                   -------------------------------------------------------------------------------

                                   Deferred
                                       Federal                       5,347,851       3,061,854          858,617
                                       State                                --              --          (56,650 )
                                   -------------------------------------------------------------------------------

                                                                     5,347,851       3,061,854          801,967
                                   -------------------------------------------------------------------------------

                                                                 $   6,435,297   $   3,061,854    $     801,967
                                   -------------------------------------------------------------------------------

                                  The current provision for federal income taxes for the years ended June 30, 1998, 1997 and 1996 is net of the tax benefit of approximately -0-, $533,000 and $249,000, respectively, from the utilization of net operating loss carryforwards.

                                  The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following:


                                   Year ended June 30,                                     1998            1997
                                   -------------------------------------------------------------------------------

                                   Deferred income tax assets
                                       Allowance for credit losses              $     1,211,657  $      599,914
                                       Net operating loss carryforwards               5,776,717       1,888,688
                                       Loan and lease receivables                       659,607         291,379
                                   -------------------------------------------------------------------------------

                                                                                      7,647,981       2,779,981
                                   Less valuation allowance                           5,776,717       1,888,688
                                   -------------------------------------------------------------------------------

                                                                                      1,871,264         891,293
                                   -------------------------------------------------------------------------------

                                   Deferred income tax liabilities
                                       Loan and lease origination
                                            costs/fees, net                           1,252,436         784,156
                                       Book over tax basis of property
                                            and equipment                               741,255         372,688
                                       Other receivables                              8,396,440       1,706,642
                                       Servicing rights                               2,344,671       2,658,788
                                   -------------------------------------------------------------------------------

                                                                                     12,734,802       5,522,274
                                   -------------------------------------------------------------------------------

                                   Net deferred income taxes                    $    10,863,538  $    4,630,981
                                   -------------------------------------------------------------------------------

                                  The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company which are not presently expected to be utilized.

                                  A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows:


                                   Year ended June 30,                    1998            1997             1996
                                   -------------------------------------------------------------------------------

                                   Federal income tax at
                                       statutory rates           $   6,082,502   $   3,061,854    $   1,061,005
                                   Nondeductible items                 348,613              --           13,545
                                   Other, net                            4,182              --         (272,583 )
                                   -------------------------------------------------------------------------------

                                                                 $   6,435,297   $   3,061,854    $     801,967
                                   -------------------------------------------------------------------------------

                                  For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $45,000,000 available to reduce future state income taxes for various states as of June 30, 1998. If not used, substantially all of the carryforwards will expire at various dates from June 30, 1999 to June 30, 2001.


11.    Commitment                 Lease Commitment
       and
       Contingencies              As of June 30, 1998, the Company leases
                                  property under noncancelable operating leases
                                  requiring minimum annual rentals as follows:

                                   Year ending June 30,                                                  Amount
                                   -------------------------------------------------------------------------------

                                       1999                                                   $       2,944,541
                                       2000                                                           2,914,744
                                       2001                                                           2,883,623
                                       2002                                                           2,702,012
                                       2003                                                           1,857,163
                                       Thereafter                                                        48,058
                                   -------------------------------------------------------------------------------

                                                                                              $      13,350,141
                                   -------------------------------------------------------------------------------

                                  Employment Agreements

                                  The Company entered into employment
                                  agreements, as amended, with three executives under which they are entitled to annual base compensation of $800,000, collectively, adjusted for increases in the Consumer Price Index and merit increases for one executive. The agreements terminate upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation (except that no voluntary resignation may occur prior to February 2000) or 70th birthday; or (b) the later of the fifth anniversary of the agreement or from three to five years from the date of notice to the executive of the Company's intention to terminate the agreement.

                                  In addition, the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement, and two of the executives are entitled to all of the compensation discussed above.

                                  The Company has entered into employment
                                  agreements with two other executives under which they are entitled to minimum annual base compensation of $350,000, collectively. These agreements terminate upon the earlier of the executive's death, permanent disability, termination for cause, voluntary resignation or three years.

12. Fair Value of No market exists for certain of the Company's assets and liabilities. Financial Therefore, fair value estimates are based on judgments regarding credit risk, Instruments investor expectation of future economic conditions, and normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

                                  In addition, the fair value estimates
                                  presented do not include the value of assets and liabilities that are not considered financial instruments.

                                  The information about fair value of the
                                  financial instruments recorded on the
                                  Company's financial statements at June 30, 1998 is summarized as follows:


                                   June 30,                                                                1998
                                   -------------------------------------------------------------------------------

                                                                             Carrying Value                Fair
                                                                                                          Value
                                   -------------------------------------------------------------------------------

                                   Assets
                                       Cash and cash equivalents               $  4,485,759        $  4,485,759
                                       Loan and leases held for sale             63,460,139          63,685,186
                                       Interest-only strips                     100,428,575         100,428,575
                                       Servicing rights                          18,472,576          18,472,576

                                   Liabilities
                                       Subordinated debt and notes payable     $144,584,819        $144,584,819
                                   -------------------------------------------------------------------------------

                                  The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

                                           Cash and Cash Equivalents - For these
                                           short-term instruments, the carrying
                                           amount approximates fair value.

                                           Loans and Leases Held for Sale - The
                                           Company has estimated the fair values
                                           reported based upon recent sales and
                                           securitizations.

                                           Interest-Only Strips - Fair value is
                                           determined using estimated discounted
                                           future cash flows taking into
                                           consideration anticipated prepayment
                                           rates.

                                           Servicing Rights  - Fair value is
                                           determined using estimated discounted
                                           future cash flows taking into
                                           consideration anticipated prepayment
                                           rates.

                                           Subordinated Debt and Notes Payable -
                                           The fair value of fixed-maturity
                                           subordinated debt is estimated using
                                           the rates currently offered for
                                           debentures of similar maturities.

13. Hedging The Company regularly securitizes and sells fixed-rate mortgage loans. To Transactions offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company may hedge its interest rate risk related to the loans held for sale by selling forward contracts for U.S. Treasury securities. The Company classifies these sales as hedges of specific loans held for sale and does not record the derivative securities on its financial statements. The gain or loss derived from these sales is deferred and recognized as an adjustment to gain on sale of loans when the loans are securitized. At June 30, 1998, such hedging transactions were not material.

14. Employee The Company has a 401(k) defined contribution plan, which was established in Benefit Plan 1995, available to all employees who have been with the Company for six months and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year and the Company, effective October 1, 1997, at its discretion, may match up to 25% of the first 5% of salary contributed by the employee. The Company's contribution expense was $107,921 for the year ended June 30, 1998.


15.    Reconciliation of
       Basic and Diluted
       Earnings Per
       Common Share
                                   Year ended June 30,                                                      1998
                                   -------------------------------------------------------------------------------


                                                                        Income            Shares      Per-Share
                                                                   (Numerator)     (Denominator)          Amount
                                   -------------------------------------------------------------------------------

                                   Basic EPS
                                       Net income               $   11,454,416         3,516,659       $    3.26

                                   Effect of dilutive securities
                                       Stock options                        --           147,558              --
                                   -------------------------------------------------------------------------------

                                   Diluted EPS
                                       Net income               $   11,454,416         3,664,217       $    3.13
                                   -------------------------------------------------------------------------------

                                   Year ended June 30,                                                      1997
                                   -------------------------------------------------------------------------------


                                                                        Income             Shares     Per-Share
                                                                   (Numerator)      (Denominator)         Amount
                                   -------------------------------------------------------------------------------

                                   Basic EPS
                                       Net income               $    5,939,833          2,782,291      $    2.13

                                   Effect of dilutive securities
                                       Stock options                        --            121,463             --
                                   -------------------------------------------------------------------------------

                                   Diluted EPS
                                       Net income               $    5,939,833          2,903,754      $    2.05
                                   -------------------------------------------------------------------------------


                                   Year ended June 30,                                                     1996
                                   -------------------------------------------------------------------------------


                                                                        Income             Shares    Per-Share
                                                                   (Numerator)      (Denominator)        Amount
                                   -------------------------------------------------------------------------------

                                   Basic EPS
                                       Net income               $    2,318,696          2,296,913      $   1.01

                                   Effect of dilutive securities
                                       Stock options                        --                 --            --
                                   -------------------------------------------------------------------------------

                                   Diluted EPS
                                       Net income               $    2,318,696          2,296,913      $   1.01
                                   -------------------------------------------------------------------------------

     You should rely only on the information contained or incorporated by reference in this Prospectus. We have authorized no one to provide you with different information. You should not assume that the information in this Prospectus, including information incorporated by reference, is accurate as of any date other than the date on the front of the Prospectus. We are not making an offer of these Debt Securities in any location where the offer is not permitted.







                               AMERICAN BUSINESS
                           FINANCIAL SERVICES, INC.





                                    [LOGO]





                                 $250,000,000



                                      of





                         Subordinated Investment Notes
                       and Adjustable Rate Subordinated
                            Money Marketn Notes



                              ------------------
                                  PROSPECTUS
                              ------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution.

    The following table sets forth the estimated expenses to be incurred in connection with the offering of the Debt Securities, other than underwriting discounts and commissions, which ABFS does not anticipate paying:


SEC Registration Fee*.......................................    $   73,750
NASD Filing Fee.............................................             0
Printing, Engraving and Mailing ............................        60,000
Legal Fees and Expenses.....................................       100,000
Accounting Fees and Expenses................................        50,000
Blue Sky Fees and Expenses..................................        10,000
Miscellaneous...............................................     5,906,250
                                                               -----------
           TOTAL............................................    $6,200,000
                                                               ===========
------------
* Exact; all other fees and expenses are estimates


 Item 15.    Indemnification of Directors and Officers.

    The Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and the Bylaws (the "Bylaws") of ABFS provide for indemnification of its directors and officers to the full extent permitted by Delaware law. In the event that the Delaware General Corporation Law (the "Corporation Law") is amended to authorize corporate action further eliminating or limiting the personal liability of directors and officers, the Certificate of Incorporation and Bylaws provide the personal liability of the directors and officers of ABFS shall be so eliminated or limited.

    Section 145 of the Corporation Law provides, in substance, that Delaware corporations shall have the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding.

    Section 145 of the Corporation Law provides that a company may pay the expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation. The Certificate of Incorporation and Bylaws of ABFS provide that ABFS shall pay such expenses.

    The Company maintains insurance to cover the Company's directors and executive officers for liabilities which may be incurred by the Company's directors and executive officers in the performance of their duties.

Item 16.     Exhibits


Exhibit Number                             Description
--------------                             -----------
     4.1 Form of unsecured Investment Note (Incorporated by reference from Exhibit 4.1 of Amendment No. 1 to the Registration Statement on Form SB-2 filed April 29, 1994, Registration Number 33-76390)).

     4.2 Form of unsecured Investment Note issued pursuant to Indenture with First Trust, National Association, a national banking association. (Incorporated by reference from Exhibit 4.5 of Amendment No. One to the Registration Statement on Form SB-2 filed on December 14, 1995, Registration Number 33-98636 (the "1995 Form SB-2")).

     4.3 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.6 of the Registration Statement on Form SB-2 filed on October 26, 1995, Registration Number 33-98636).

     4.4 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed March 28, 1997, Registration Number 333-24115 (the "1997 Form SB-2")).

     4.5 Form of unsecured Investment Note (Incorporated by reference from Exhibit 4.5 of the 1997 Form SB-2).

     4.6 Form of Indenture by and between ABFS and First Trust, National Association, a national banking association (Incorporated by reference from Exhibit 4.4 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

     4.7      Form of Unsecured Investment Note (Incorporated by reference from
              Exhibit 4.5 of the Registration Statement on Form SB-2 filed May 23, 1997, Registration Number 333-24115).

     4.8 Form of Indenture by and between ABFS and U.S. Bank Trust, National Association, a national banking association.

     4.9      Form of Unsecured Investment Note.

     5        Opinion of Blank Rome Comisky & McCauley LLP.

Exhibit Number                             Description
--------------                             -----------
    10.1 Loan and Security Agreement between Upland Mortgage and BankAmerica Business Credit, Inc. dated May 23, 1996 (Incorporated by reference from the 1996 Form 10-KSB).

    10.2 Amended and Restated Stock Option Plan (Incorporated by reference from Exhibit 10.2 of ABFS' Quarterly Report on Form 10-QSB from the quarter ended September 30, 1997, File No. 0-22474).

    10.3      Stock Option Award Agreement (Incorporated by reference from
              Exhibit 10.1 of the Registration Statement on Form S-11 filed on February 26, 1993, Registration No. 33-59042 (the "Form S-11")).

    10.4 Line of Credit Agreement by and between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference from
              Exhibit 10.4 of Amendment No. 1 to the Registration Statement on Form SB-2 filed on April 29, 1993, Registration No. 33-59042 (the "1993 Form SB-2")).

    10.5 Agreement dated April 12, 1993 between American Business Credit, Inc. and Eagle National Bank (Incorporated by reference from
              Exhibit 10.5 of the 1993 Form SB-2).

    10.6 1995 Stock Option Plan for Non-Employee Directors (Incorporated by reference from Exhibit 10.6 of the Amendment No. 1 to the 1996 Form SB-2 filed on February 4, 1996 Registration No. 333-18919 (the "Amendment No. 1 to the 1997 Form SB-2")).

    10.7 Form of Option Award Agreement for Non-Employee Directors Plan for Formula Awards (Incorporated by reference from Exhibit 10.13 of the 1996 Form 10-KSB).

    10.8 1997 Non-Employee Director Stock Option Plan (including form of Option Agreement) (Incorporated by reference from Exhibit 10.1 of the September 30, 1997 Form 10-QSB).

    10.9 Interim Warehouse and Security Agreement between Upland Mortgage and Prudential Securities Realty Funding Corporation dated April 25, 1996 (Incorporated by reference from Exhibit 10.14 of the 1996 Form 10-KSB).

    10.10 Lease dated January 7, 1994 by and between TCW Realty Fund IV Pennsylvania Trust and ABFS (Incorporated by reference from Exhibit 10.9 of the Registration Statement on Form SB-2 filed March 15, 1994, File No. 33-76390).

    10.11 First Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 24, 1994. (Incorporated by reference from Exhibit 10.9 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1995 (the "1995 Form 10-KSB")).

Exhibit Number                             Description
--------------                             -----------
    10.12 Second Amendment to Agreement of Lease by and between TCW Realty Fund IV Pennsylvania Trust and ABFS dated December 23, 1994 (Incorporated by reference from Exhibit 10.10 of the 1995 Form 10-KSB).

    10.13 Third Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated July 25, 1995 (Incorporated by reference from
              Exhibit 10.11 of the 1995 Form 10-KSB).

    10.14 Promissory Note of Anthony J. Santilli, Jr. and Stock Pledge Agreement dated September 29, 1995 (Incorporated by reference from
              Exhibit 10.14 of the 1995 Form SB-2).

    10.15 Form of Employment Agreement with Anthony J. Santilli, Jr., Beverly Santilli and Jeffrey M. Ruben (Incorporated by reference from Exhibit 10.15 of the Amendment No. 1 to the 1996 Form SB-2).

    10.16 Amendment One to Anthony J. Santilli, Jr.'s Employment Agreement (Incorporated by reference from Exhibit 10.3 of the September 30, 1997 Form 10-QSB).

    10.17 Amendment One to Beverly Santilli's Employment Agreement (Incorporated by reference from Exhibit 10.4 of the September 30, 1997 Form 10-QSB).

    10.18     Management Incentive Plan (Incorporated by reference from Exhibit
              10.16 of the 1996 Form SB-2).

    10.19 Loan and Security Agreement dated December 12, 1996 between American Business Credit, Inc. and Finova Capital Corporation (Incorporated by reference from Exhibit 10.17 of the 1996 Form SB-2).

    10.20 Form of Option Award Agreement for Non-Employee Directors Plan for Non- Formula Awards (Incorporated by reference from Exhibit 10.18 of the Amendment No. 1 to the 1996 Form SB-2).

    10.21 Form of Pooling and Servicing Agreement related to the Company's loan securitizations dated March 31, 1995, October 1, 1995, May 1, 1996, August 31, 1996, February 28, 1997, September 1, 1997,
              February 1, 1998, and June 1, 1998 (Incorporated by reference from
              Exhibit 4.1 of ABFS' Quarterly Report on Form 10-QSB for the quarter ended March 31, 1995 (the "March 31, 1995 Form 10-QSB")).

    10.22 Form of Sales and Contribution Agreement related to the Company's loan securitizations dated March 31, 1995, October 1, 1995, May 1, 1996 and September 27, 1996 (Incorporated by reference from
              Exhibit 4.1 of the March 31, 1995 Form 10-QSB).

Exhibit Number                             Description
--------------                             -----------
    10.23 Amendments to the Interim Warehouse and Security Agreement between Upland Mortgage and Prudential Securities Realty Funding Corporation. (Incorporated by reference from Exhibit 10.21 of the Amendment No. 1 to the 1997 Form SB-2 filed on May 23, 1997 Registration No. 333-24115(the "Amendment No. 1 to the 1997 SB-2")).

    10.24 Fourth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated April 9, 1996. (Incorporated by reference from Exhibit 10.22 to the Amendment No. 1 to the 1997 SB-2).

    10.25 Fifth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated October 8, 1996. (Incorporated by reference from Exhibit 10.23 to the Amendment No. 1 to the 1997 SB-2).

    10.26 Sixth Amendment to Lease between TCW Realty Fund IV Pennsylvania Trust and ABFS dated March 31, 1997. (Incorporated by reference from Exhibit 10.24 to the Amendment No. 1 to the 1997 SB-2).

    10.27 Agreement for Purchase and Sale of Stock between Stanley L. Furst, Joel E. Furst and ABFS dated October 27, 1997 (Incorporated by reference from ABFS' Current Report on Form 8-K dated October 27, 1997, File No. 0- 22747).

    10.28 Credit Agreement between American Business Credit, Inc., HomeAmerican Credit, Inc., and American Business Leasing, Inc., as co-borrowers, American Business Financial Services, Inc., as parent, Chase Bank of Texas, NA, as administrative agent and certain lenders (Incorporated by reference from Exhibit 10.24 of ABFS' Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 filed on September 29, 1997, File No. 0-22474).

    10.29 Standard Form of Office Lease and Rider to Lease dated April 2, 1993 by and between 5 Becker Associates and NJMIC. (Incorporated by reference from Exhibit 10.29 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333- 2445).

    10.30 First Amendment of Lease by and between 5 Becker Associates and NJMIC dated July 27, 1994. (Incorporated by reference from Exhibit
              10.30 of Post- Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.31 Form of Debenture Note related to NJMIC's subordinated debt. (Incorporated by reference from Exhibit 10.31 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

Exhibit Number                             Description
--------------                             -----------
    10.32 Note Agreement and Promissory Note dated July 15, 1997 issued by NJMIC to N.M. Rothschild & Sons. (Incorporated by reference from
              Exhibit 10.32 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.33 Form of Standard Terms and Conditions of Servicing Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit 10.33 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.34 Form of Standard Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitizations dated May 1, 1995 and March 1, 1996. (Incorporated by reference from Exhibit
              10.34 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.35 Amended and Restated Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated May 1, 1995. (Incorporated by reference from Exhibit 10.35 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.36 Amended and Restated Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated May 1, 1995. (Incorporated by reference from Exhibit 10.36 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333-2445).

    10.37 Specific Terms and Conditions of Servicing Agreement related to NJMIC's lease securitization dated March 1, 1996. (Incorporated by reference from Exhibit 10.37 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333- 2445).

    10.38 Specific Terms and Conditions of Lease Acquisition Agreement related to NJMIC's lease securitization dated March 1, 1996. (Incorporated by reference from Exhibit 10.38 of Post-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on January 22, 1998, Registration No. 333- 2445).

    10.39 Indenture by and among ABFS Equipment Contract Trust 1998-A, American Business Leasing, Inc. and The Chase Manhattan Bank dated June 1, 1998.

Exhibit Number                             Description
--------------                             -----------
    10.40 Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated March 27, 1997, September 29, 1997, February 1, 1998, and June 1, 1998.

    10.41 First Amended and Restated Interim Warehouse and Security Agreement among Prudential Securities Credit Corporation,as lender, and HomeAmerican Credit Inc. and American Business Credit, Inc., as borrowers.

    10.42 Amendments to the First Amended and Restated Interim Warehouse and Security Agreement among Prudential Securities Credit Corporation,as lender, and HomeAmerican Credit Inc. and American Business Credit, Inc., as borrowers.

    10.43 Amendments to the Credit Agreement between American Business Credit, Inc., HomeAmerican Credit, Inc., American Business Leasing, Inc., New Jersey Mortgage & Investment Corp., and Federal Leasing Corp. as co- borrowers, American Business Financial Services, Inc., as parent, Chase Bank of Texas, NA, as administrative agent for lenders.

    11 Statement of Computation of Per Share Earnings (Included in Note 15 of the Notes to Consolidated Financial Statements).

    12        Statement of Computation of Ratios.

    21        Subsidiaries of the Company.

    23.1      Consent of Blank Rome Comisky & McCauley LLP (See Exhibit 5).

    23.2      Consent of BDO Seidman LLP.

    24        Power of Attorney (included on signature page).

    25 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 on Form T-1.

    27        Financial Data Schedule.

    99.1      Form of Prospectus Supplement.*

    99.2      Advertising Materials and Order Forms.*

--------------------------------------
* To be filed by amendment

           Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K for a Registration Statement on Form S-2.

Item 17.     Undertakings.

       (a)   The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sells securities, a post-effective amendment to this registration statement:

                   (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                   (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "calculation of Registration Fee" table in the effective registration statement;

                   (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

             (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be the initial bona fide offering thereof;

             (3) To remove form registration by means of a post-effective amendment any of the securities that remain unsold at the termination of the offering.

       (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

       (c)   The undersigned registrant hereby undertakes that:

             (1) For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of Philadelphia, Commonwealth of Pennsylvania on September 18, 1998.

                                      AMERICAN BUSINESS FINANCIAL SERVICES, INC.


Date: September 18, 1998              By:/S/ ANTHONY J. SANTILLI, JR.
                                     ----------------------------
                                       Anthony J. Santilli, Jr., Chairman,
                                       President, Chief Executive Officer,
                                       Chief Operating Officer and Director
                                       (Duly Authorized Officer)

                            ---------------------

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Anthony J. Santilli, his true and lawful attorney-in-fact and agent with full power of substitution or resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documentation in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated.


              SIGNATURE                                    CAPACITY                               DATE
--------------------------------------  -----------------------------------------------  -----------------------

/S/ ANTHONY J. SANTILLI, JR.            Chairman, President, Chief Executive Officer,        September 18, 1998
----------------------------            Chief Operating Officer and Director
Anthony J. Santilli, Jr.                (Principal Executive and Operating Officer)


/S/ DAVID M. LEVIN                      Senior Vice President -- Finanance and               September 18, 1998
------------------                      Chief Financial Officer (Principal Financial
David M. Levin                          and Accounting Officer)


/S/ LEONARD BECKER                      Director                                             September 18, 1998
------------------
Leonard Becker

/S/ RICHARD KAUFMAN                     Director                                             September 18, 1998
-------------------------------
Richard Kaufman

/s/ MICHAEL DELUCA                      Director                                             September 18, 1998
----------------------------------
Michael DeLuca

/S/ HAROLD SUSSMAN                      Director                                             September 18, 1998
---------------------------------
Harold Sussman




                                  EXHIBIT INDEX

Exhibit Numbers            Description
---------------            -----------
     4.8                   Form of Indenture by and between ABFS and U.S. Bank
                           Trust, National Association, a national banking
                           association.

     4.9                   Form of Investment Note.

     5                     Opinion of Blank Rome Comisky & McCauley LLP.

    10.39                  Indenture by and among ABFS Equipment Contract Trust 1998-A, American
                           Business Leasing, Inc. and Chase Bank of Texas, NA.

    10.40                  Form of Unaffiliated Seller's Agreement related to the Company's loan securitizations dated March 27, 1997, September 29, 1997, February 1,
                           1998, and June 1, 1998.

    10.41                  First Amended and Restated Interim Warehouse and Security Agreement
                           among Prudential Securities Credit Corporation,as lender, and
                           HomeAmerican Credit Inc. and American Business Credit, Inc., as
                           borrowers.

    10.42                  Amendments to the First Amended and Restated Interim Warehouse and
                           Security Agreement among Prudential Securities Credit Corporation,as lender, and HomeAmerican Credit Inc. and American Business Credit, Inc.,
                           as borrowers.

    10.43                  Amendments to the Credit Agreement between American Business Credit,
                           Inc., HomeAmerican Credit, Inc., American Business Leasing, Inc., New
                           Jersey Mortgage & Investment Corp., and Federal Leasing Corp. as co-
                           borrowers, American Business Financial Services, Inc., as parent,
                           Chase Bank of Texas, NA, as administrative agent for lenders.

    11                     Statement of Computation of Per Share Earnings. (Included in Note 15 of the
                           Notes to Consolidated Financial Statements).

    12                     Statement of Computation of Ratios.

    21                     Subsidiaries of the Company.

    23.1                   Consent of Blank Rome Comisky & McCauley LLP (See Exhibit 5).

    23.2                   Consent of BDO Seidman LLP.

    24                     Power of Attorney (included on signature page).




    25                     Statement of Eligibility and Qualification under the Trust Indenture Act of
                           1939 on Form T-1.

    27                     Financial Data Schedule.

    99.1                   Form of Prospectus Supplement.*

    99.2                   Advertising Materials and Order Forms.*


--------------------------------------
*  To be filed by amendment